UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from:_____ to _____

Commission File Number 001-31560

SEAGATE TECHNOLOGY HOLDINGS PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

Ireland	**98-1597419**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

38/39 Fitzwilliam Square
Dublin 2, Ireland
(Address of principal executive offices)
D02 NX53
(Zip Code)

Registrant's telephone number, including area code: (353) (1) 234-3136

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Ordinary Shares, par value $0.00001 per share	STX	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer:	☐
Non-accelerated filer:	☐	Smaller reporting company:	☐
		Emerging growth company:	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the voting and non-voting ordinary shares held by non-affiliates of the registrant as of December 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $10.1 billion based upon the closing price reported for such date by the NASDAQ.

The number of outstanding ordinary shares of the registrant as of July 31, 2023 was 207,393,242.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A relating to the registrant's Annual General Meeting of Shareholders, to be held on October 23, 2023, will be incorporated by reference in this Form 10-K in response to Items 10, 11, 12, 13 and 14 of Part III. The definitive proxy statement will be filed with the SEC no later than 120 days after the registrant's fiscal year ended June 30, 2023.

SEAGATE TECHNOLOGY HOLDINGS PLC

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Annual Report on Form 10-K (the "Form 10-K"), unless the context indicates otherwise, as used herein, the terms "we," "us," "Seagate," the "Company" and "our" refer to Seagate Technology Holdings public limited company ("plc"), an Irish public limited company, and its subsidiaries. References to "$" and "dollars" are to United States dollars.

We have compiled the market size information in this Form 10-K using statistics and other information obtained from several third-party sources.

Various amounts and percentages used in this Form 10-K have been rounded and, accordingly, they may not total 100%.

Seagate, Seagate Technology, LaCie, Maxtor, Lyve and the Spiral Logo, are trademarks or registered trademarks of Seagate Technology LLC or one of its affiliated companies in the United States ("U.S.") and/or other countries. All other trademarks or registered trademarks are the property of their respective owners.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical fact. These statements include, among other things, statements about the Company's plans, programs, strategies and prospects; anticipated shifts in technology and storage industry trends, and anticipated demand for and performance of new storage product introductions; expectations regarding market demand for our products and technologies and our ability to optimize our level of production and meet market and industry expectations and the effects of these future trends on the Company's performance; financial outlook for future periods; expectations regarding our ability to service debt, meet debt covenant and continue to generate free cash flow; expectations regarding our ability to make timely quarterly payments under the settlement agreement with the U.S. Department of Commerce's Bureau of Industry and Security ("BIS"); the impact of macroeconomic headwinds and customer inventory adjustments on our business and operations; our cost saving plans, including our ability to execute such plans, the projected savings under such plans and the assumptions on which the plans and projected savings are based; expectations regarding the Company's business strategy and performance; the sufficiency of our sources of cash to meet cash needs for the next 12 months; and our expectations regarding capital expenditures and dividend issuance plans. Forward-looking statements generally can be identified by words such as "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "projects," "should," "may," "will," "will continue," "can," "could," or negative of these words, variations of these words and comparable terminology, in each case, intended to refer to future events or circumstances. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. Forward-looking statements are based on information available to the Company as of the date of this Annual Report on Form 10-K and are subject to known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from historical experience and our present expectations or projections. Therefore, undue reliance should not be placed on forward-looking statements. These risks and uncertainties include, but are not limited to, those set forth in "Part I, Item 1A. Risk Factors" in this Annual Report on Form 10-K. We undertake no obligation to update forward-looking statements, except as required by law.

PART I

ITEM 1.   BUSINESS

We are a leading provider of data storage technology and infrastructure solutions. Our principal products are hard disk drives, commonly referred to as disk drives, hard drives or HDDs. In addition to HDDs, we produce a broad range of data storage products including solid state drives ("SSDs") and storage subsystems and offer storage solutions such as a scalable edge-to-cloud mass data platform that includes data transfer shuttles and a storage-as-a-service cloud.

HDDs are devices that store digitally encoded data on rapidly rotating disks with magnetic surfaces. HDDs continue to be the primary medium of mass data storage due to their performance attributes, reliability, high capacities, superior quality and cost effectiveness. Complementing HDD storage architectures, SSDs use NAND flash memory integrated circuit assemblies to store data.

Our HDD products are designed for mass capacity storage and legacy markets. Mass capacity storage involves well-established use cases—such as hyperscale data centers and public clouds as well as emerging use cases. Legacy markets are those that we continue to sell to but we do not plan to invest in significantly. Our HDD and SSD product portfolio includes Serial Advanced Technology Attachment ("SATA"), Serial Attached SCSI ("SAS") and Non-Volatile Memory Express ("NVMe") based designs to support a wide variety of mass capacity and legacy applications.

Our systems portfolio includes storage subsystems for enterprises, cloud service providers ("CSPs"), scale-out storage servers and original equipment manufacturers ("OEMs"). Engineered for modularity, mobility, capacity and performance, these solutions include our enterprise HDDs and SSDs, enabling customers to integrate powerful, scalable storage within existing environments or create new ecosystems from the ground up in a secure, cost-effective manner.

Our Lyve portfolio provides a simple, cost-efficient and secure way to manage massive volumes of data across the distributed enterprise. The Lyve platform includes a shuttle solution that enables enterprises to transfer massive amounts of data from endpoints to the core cloud and a storage-as-a-service cloud offering that provides frictionless mass capacity storage at the metro edge.

Industry Overview

Data Storage Industry

The data storage industry includes companies that manufacture components or subcomponents designed for data storage devices, as well as providers of storage solutions, software and services for enterprise cloud, big data, computing platforms and consumer markets. The rapid growth of data generation and the intelligent application of data are driving demand for data storage. As more data is created at endpoints outside traditional data centers, which requires processing at the edge and in the core or cloud, the need for data storage and management between the edge and cloud has also increased. Use cases include connected and autonomous vehicles, smart manufacturing and smart cities. We believe the proliferation and personal creation of media-rich digital content, further enabled by fifth-generation wireless ("5G") technology, the edge, the Internet of Things ("IoT"), machine learning ("ML") and artificial intelligence ("AI"), will continue to create demand for higher capacity storage solutions. The resulting mass data ecosystem is expected to require increasing amounts of data storage at the edge, in the core and in between.

Markets

The principal data storage markets include:

Mass Capacity Storage Markets

Mass capacity storage supports high capacity, low-cost per terabyte ("TB") storage applications, including nearline, video and image applications ("VIA") and network-attached storage ("NAS") and edge-to-cloud data storage infrastructures.

Nearline. Nearline applications require mass capacity devices and mass capacity subsystems that provide end-to-end solutions to businesses for the purpose of modular and scalable storage. Enterprise storage applications require both high-capacity and energy efficient storage devices to support low total cost of ownership. Seagate systems offer mass capacity storage solutions that provide foundational infrastructure for public and private clouds. The nearline market includes storage for cloud computing, content delivery, archival, backup services and emerging use cases such as generative AI.

VIA and NAS. VIA and NAS drives are specifically designed to ensure the appropriate performance and reliability of the system for video analytics and camera enabled environments or network storage environments. These markets include storage for security and smart video installations.

Edge-to-cloud data storage infrastructures, transport, and activation of mass data. The Seagate Lyve portfolio grew out of our mass capacity storage portfolio. It provides a simple, cost-efficient and secure way to manage, transport and activate massive volumes of data across the distributed enterprise. Among other elements, the Lyve portfolio includes a shuttle solution that enables enterprises to transfer vast amounts of data from endpoints to the core cloud and a storage-as-a-service cloud that provides frictionless mass capacity storage at the metro edge.

Legacy Markets

Legacy markets include consumer, client and mission critical applications. We continue to sell to these markets but do not plan significant additional investment.

Consumer storage. Consumer applications are externally connected storage, both HDD and SSD-based, used to provide backup capabilities, augmented storage capacity, or portable storage for PCs, mobile devices and gaming consoles.

Client storage. Client applications include desktop and notebook storage that rely on low cost-per-HDD and SSD devices to provide built-in storage, digital video recorder ("DVR") storage for video streaming in always-on consumer premise equipment and media center, and gaming storage for PC-based gaming systems as well as console gaming applications including both internal and external storage options.

Mission critical storage. Mission critical applications are defined as those that use very high-performance enterprise class HDDs and SSDs with sophisticated firmware to reliably support very high workloads. We expect that enterprises utilizing dedicated storage area networks will continue to drive market demand for mission critical enterprise storage solutions.

Participants in the data storage industry include:

Major subcomponent manufacturers. Companies that manufacture components or subcomponents used in data storage devices or solutions include companies that supply spindle motors, heads and media, and application specific integrated circuits ("ASICs").

Storage device manufacturers. Companies that transform components into storage products include disk drive manufacturers and semiconductor storage manufacturers that integrate flash memory into storage products such as SSDs.

Storage solutions manufacturers and system integrators. Companies, such as Original Equipment Manufacturers ("OEMs"), that bundle and package storage solutions, distributors that integrate storage hardware and software into end-user applications, CSPs that provide cloud based solutions to businesses for the purpose of scale-out storage solutions and modular systems, and producers of solutions such as storage racks.

Hyperscale data centers. Large hyperscale data center companies, many of which are CSPs, are increasingly designing their own storage subsystems and having them built by contract manufacturers for their own data centers. This trend is reshaping the storage system and subsystem market, driving both innovation in system design and changes in the competitive landscape of large storage system vendors.

Storage services. Companies that provide and host services and solutions, which include storage, backup, archiving, recovery and discovery of data.

Demand for Data Storage

In the "Worldwide Global DataSphere Forecast, 2023-2027", published by the International Data Corporation ("IDC"), the global datasphere is forecasted to grow from 106 zettabytes in 2022 to 291 zettabytes by 2027. According to IDC, we are in a new era of the Data Age, whereby data is shifting to both the core and the edge. By 2027, nearly 71% of the world's data will be generated in the core and edge, up from 54% in 2022. Digital transformation has given rise to many new applications, all of which rely on faster access to and secure storage of data proliferating from endpoints through edge to cloud, which we expect will have a positive impact on storage demand.

As more applications require real-time decision making, some data processing and storage is moving closer to the network edge. We believe this will result in a buildup of private and edge cloud environments that will enable fast and secure access to data throughout the IoT ecosystem.

Factors contributing to the growth of digital content include:

- Creation, sharing and consumption of media-rich content, such as high-resolution photos, high definition videos and digital music through smart phones, tablets, digital cameras, personal video cameras, DVRs, gaming consoles or other digital devices;

- Increasing use of video and imaging sensors to collect and analyze data used to improve traffic flow, emergency response times and manufacturing production costs, as well as for new security surveillance systems that feature higher resolution digital cameras and thus require larger data storage capacities;

- Creation and collection of data through the development and evolution of the IoT ecosystem, big data analytics, machine learning and new technology trends such as autonomous vehicles and drones, smart manufacturing, and smart cities, as well as emerging trends that converge the digital and physical worlds such as the metaverse, use of digital twins or generative AI;

- The growing use of analytics, especially for action on data created at the edge instead of processing and analyzing at the data center, which is particularly important for verticals such as autonomous vehicles, property monitoring systems, and smart manufacturing;

- Cloud migration initiatives and the ongoing advancement of the cloud, including the build out of large numbers of cloud data centers by CSPs and private companies transitioning on-site data centers into the cloud; and

- Need for protection of increased digital content through redundant storage on backup devices and externally provided storage services.

As a result of these factors, we anticipate that the nature and volume of data being created will require greater storage capability, which is more efficiently and economically facilitated by higher capacity mass storage solutions.

In addition, the economics of storage infrastructure are also evolving. The utilization of public and private hyperscale storage and open-source solutions is reducing the total cost of ownership of storage while increasing the speed and efficiency with which customers can leverage massive computing and storage devices. Accordingly, we expect these trends will continue to create significant demand for data storage products and solutions going forward.

Demand Trends

We believe that continued growth in digital content creation will require increasingly higher storage capacity in order to store, aggregate, host, distribute, analyze, manage, protect, back up and use such content. We also believe that as architectures evolve to serve a growing commercial and consumer user base throughout the world, storage solutions will evolve as well.

Mass capacity is and will continue to be the enabler of scale. We expect increased data creation will lead to the expansion of the need for storage in the form of HDDs, SSDs and systems. While the advance of solid state technology in many end markets is expected to increase, we believe that in the foreseeable future, cloud, edge and traditional enterprise which require high-capacity storage solutions will be best served by HDDs due to their ability to deliver reliable, energy-efficient and the most cost effective mass storage devices. We also believe that as HDD capacities continue to increase, a focus exclusively on unit demand does not reflect the increase in demand for exabytes. As demand for higher capacity drives increases, the demand profile has shifted to reflect fewer total HDD units, but with higher average capacity per drive and higher overall exabyte demand.

Industry Supply Balance

From time to time, the storage industry has experienced periods of imbalance between supply and demand. To the extent that the storage industry builds or maintains capacity based on expectations of demand that do not materialize, price erosion may become more pronounced. Conversely, during periods where demand exceeds supply, price erosion is generally muted.

Our Business

Data Storage Technologies

The design and manufacturing of HDDs depends on highly advanced technology and manufacturing techniques. Therefore, it requires high levels of research and development spending and capital equipment investments. We design, fabricate and assemble a number of the most important components in our disk drives, including read/write heads and recording media. Our design and manufacturing operations are based on technology platforms that are used to produce various disk drive products that serve multiple data storage applications and markets. Our core technology platforms focus on the areal density of media and read/write head technologies, including innovations like shingled-magnetic-recording ("SMR") technology, the high-capacity enabling heat-assisted magnetic recording ("HAMR") technology, and the throughput-optimizing multi actuator MACH.2 technology. This design and manufacturing approach allows us to deliver a portfolio of storage products to service a wide range of data storage applications and industries.

Disk drives that we manufacture are commonly differentiated by the following key characteristics:

- input/output operations per second ("IOPS"), commonly expressed in megabytes per second, which is the maximum number of reads and writes to a storage location;

- storage capacity, commonly expressed in TB, which is the amount of data that can be stored on the disk drive;

- spindle rotation speed, commonly expressed in revolutions per minute ("RPM"), which has an effect on speed of access to data;

- interface transfer rate, commonly expressed in megabytes per second, which is the rate at which data moves between the disk drive and the computer controller;

- average seek time, commonly expressed in milliseconds, which is the time needed to position the heads over a selected track on the disk surface;

- data transfer rate, commonly expressed in megabytes per second, which is the rate at which data is transferred to and from the disk drive;

- product quality and reliability, commonly expressed in annualized return rates; and

- energy efficiency, commonly measured by the power output such as energy per TB necessary to operate the disk drive.

Areal density is measured by storage capacity per square inch on the recording surface of a disk. The storage capacity of a disk drive is determined by the size and number of disks it contains as well as the areal density capability of these disks.

We also offer SSDs as part of our storage solutions portfolio. Our portfolio includes devices with SATA, SAS and NVMe interfaces. The SSDs differ from HDDs in that they are without mechanical parts.

SSDs store data on NAND flash memory cells, or metal-oxide semiconductor transistors using a charge on a capacitor to represent a binary digit. SSD technology offers fast access to data and robust performance. SSDs complement hyperscale applications, high-density data centers, cloud environments and web servers. They are also used in mission-critical enterprise applications, consumer, gaming and NAS applications.

Manufacturing

We primarily design and manufacture our own read/write heads and recording media, which are critical technologies for disk drives. This integrated approach enables us to lower costs and to improve the functionality of components so that they work together efficiently.

We believe that because of our vertical design and manufacturing strategy, we are well positioned to take advantage of the opportunities to leverage the close interdependence of components for disk drives. Our manufacturing efficiency and flexibility are critical elements of our integrated business strategy. We continuously seek to improve our manufacturing efficiency and reduce manufacturing costs by:

- employing manufacturing automation;

- employing machine learning algorithms and AI;

- improving product quality and reliability;

- integrating our supply chain with suppliers and customers to enhance our demand visibility and reduce our working capital requirements;

- coordinating between our manufacturing group and our research and development organization to rapidly achieve volume manufacturing; and

- operating our facilities at optimal capacities.

A vertically integrated model, however, tends to have less flexibility when demand declines as it exposes us to higher unit costs when capacity utilization is not optimized which would lead to factory underutilization charges as we experienced in fiscal year 2023.

Components and Raw Materials

Disk drives incorporate certain components, including a head disk assembly and a printed circuit board mounted to the head disk assembly, which are sealed inside a rigid base and top cover containing the recording components in a contamination-controlled environment. We maintain a highly integrated approach to our business by designing and manufacturing a significant portion of the components we view as critical to our products, such as read/write heads and recording media.

Read/Write Heads. The function of the read/write head is to scan across the disk as it spins, magnetically recording or reading information. The tolerances of read/write heads are extremely demanding and require state-of-the-art equipment and processes. Our read/write heads are manufactured with thin-film and photolithographic processes similar to those used to produce semiconductor integrated circuits, though challenges related to magnetic film properties and topographical structures are unique to the disk drive industry. We perform all primary stages of design and manufacture of read/write heads at our facilities. We use a combination of internally manufactured and externally sourced read/write heads, the mix of which varies based on product mix, technology and our internal capacity levels.

Media. Data is written to or read from the media, or disk, as it rotates at very high speeds past the read/write head. The media is made from non-magnetic substrates, usually an aluminum alloy or glass and is coated with thin layers of magnetic materials. We use a combination of internally manufactured and externally sourced finished media and aluminum substrates, the mix of which varies based on product mix, technology and our internal capacity levels. We purchase all of our glass substrates from third parties.

Printed Circuit Board Assemblies. The printed circuit board assemblies ("PCBAs") are comprised of standard and custom ASICs and ancillary electronic control chips. The ASICs control the movement of data to and from the read/write heads and through the internal controller and interface, which communicates with the host computer. The ASICs and control chips form electronic circuitry that delivers instructions to a head positioning mechanism called an actuator to guide the heads to the selected track of a disk where the data is recorded or retrieved. Disk drive manufacturers use one or more industry standard interfaces such as SATA, SCSI, or SAS to communicate to the host systems.

Head Disk Assembly. The head disk assembly consists of one or more disks attached to a spindle assembly powered by a spindle motor that rotates the disks at a high constant speed around a hub. Read/write heads, mounted on an arm assembly, similar in concept to that of a record player, fly extremely close to each disk surface, and record data on and retrieve it from concentric tracks in the magnetic layers of the rotating disks. The read/write heads are mounted vertically on an E-shaped assembly ("E-block") that is actuated by a voice-coil motor to allow the heads to move from track to track. The E-block and the recording media are mounted inside the head disk assembly. We purchase spindle motors from outside vendors and from time to time participate in the design of the motors that go into our products.

Disk Drive Assembly. Following the completion of the head disk assembly, it is mated to the PCBA, and the completed unit goes through extensive defect mapping and machine learning prior to packaging and shipment. Disk drive assembly and machine learning operations occur primarily at our facilities located in China and Thailand. We perform subassembly and component manufacturing operations at our facilities in China, Malaysia, Northern Ireland, Singapore, Thailand and the United States.

Contract Manufacturing. We outsource the manufacturing and assembly of certain components and products to third parties in various countries worldwide. This includes outsourcing the PCBAs used in our disk drives, SSDs and storage subsystems. We continue to participate in the design of our components and products, and we are directly involved in qualifying key suppliers and components used in our products.

Suppliers of Components and Industry Constraints. There are a limited number of independent suppliers of components, such as recording heads and media, available to disk drive manufacturers. From time to time, we may enter into long-term supply arrangements with these independent suppliers. Vertically integrated disk drive manufacturers like us, who manufacture their own components, are less dependent on external component suppliers than less vertically integrated disk drive manufacturers. However, certain parts of our business have been adversely affected by our suppliers' capacity constraints and this could occur again in the future.

Commodity and Other Manufacturing Costs. The production of disk drives requires rare earth elements, precious metals, scarce alloys and industrial commodities, which are subject to fluctuations in price and the supply of which has at times been constrained. In addition to increased costs of components and commodities, volatility in fuel and other transportation costs may also increase our costs related to commodities, manufacturing and freight. As a result, we may increase our use of alternative shipment methods to help offset any increase in freight costs, and we will continually review various forms of shipments and routes in order to minimize the exposure to higher freight costs.

Products

We offer a broad range of storage solutions for mass capacity storage and legacy applications. We differentiate products on the basis of capacity, performance, product quality, reliability, price, form factor, interface, power consumption efficiency, security features and other customer integration requirements. Our industry is characterized by continuous and significant advances in technology that contribute to rapid product life cycles. Currently our product offerings include:

Mass Capacity Storage

Enterprise Nearline HDDs. Our high-capacity enterprise HDDs ship in capacities of up to 30TB. These products are designed for mass capacity data storage in the core and at the edge, as well as server environments and cloud systems that require high capacity, enterprise reliability, energy efficiency and integrated security. They are available in SATA and SAS interfaces. Additionally, certain customers can utilize many of our HDDs with Shingled Magnetic Recording ("SMR") technology enabled which increases the available storage capacity of the drive with certain performance trade-offs.

Enterprise Nearline SSDs. Our enterprise SSDs are designed for high-performance, hyperscale, high-density and cloud applications. They are offered with multiple interfaces, including SAS, SATA, and NVMe and in capacities up to 15TB.

Enterprise Nearline Systems. Our systems portfolio provides modular storage arrays, storage server platforms, multi-level configuration for disks (commonly referred as JBODs) and expansion shelves to expand and upgrade data center storage infrastructure and other enterprise applications. They feature speed, scalability and security. Our capacity-optimized systems feature multiple scalable configurations and can accommodate up to 96 26TB drives per chassis. We offer capacity and performance-optimized systems that include all-flash, all-disk and hybrid arrays for workloads demanding high performance, capacity and efficiency.

VIA. Our video and image HDDs are built to support the high-write workload of an always-on, always-recording video systems. These optimized drives are built to support the growing needs of the video imaging market with support for multiple streams and capacities up to 24TB.

NAS. Our NAS drives are built to support the performance and reliability demanded by small and medium businesses, and incorporate interface software with custom-built health management, error recovery controls, power settings and vibration tolerance. Our NAS HDD solutions are available in capacities up to 24TB. We also offer NAS SSDs with capacities up to 4TB.

Legacy Applications

Mission Critical HDDs and SSDs. We continue to support 10,000 and 15,000 RPM HDDs, offered in capacities up to 2.4TB, which enable increased throughput while improving energy efficiency. Our enterprise SSDs are available in capacities up to 15TB, with endurance options up to 10 drive writes per day and various interfaces. Our SSDs deliver the speed and consistency required for demanding enterprise storage and server applications.

Consumer Solutions. Our external storage solutions, with capacities up to 20TB are shipped, under the Seagate Ultra Touch, One Touch, Expansion and Basics product lines, as well as under the LaCie brand name. We strive to deliver the best customer experience by leveraging our core technologies, offering services such as Seagate Recovery Services (data recovery) and partnering with leading brands such as Microsoft's Xbox, Sony's PlayStation and Disney's Star Wars and Marvel.

Client Applications. Our 3.5-inch desktop drives offer up to 8TB of capacity, designed for personal computers and workstation applications and our 2.5-inch notebook drives offer up to 5TB for HDD and up to 2TB for SSD designed for applications such as traditional notebooks, convertible systems and external storage to address a range of performance needs and sizes for affordable, high-capacity storage. Our DVR HDDs are optimized for video streaming in always-on consumer premise equipment applications with capacities up to 8TB. Our gaming SSDs are specifically optimized internal storage for gaming rigs and are designed to enhance the gaming experience during game load and game play with capacities up to 4TB for SSD.

Lyve Edge-to-Cloud Mass Capacity Platform

Lyve. Lyve is our platform built with mass data in mind. These solutions, including modular hardware and software, deliver a portfolio that streamlines data access, transport and management for today's enterprise.

Cloud. Lyve Cloud storage-as-a-service platform is an S3-compatible storage-only cloud designed to allow enterprises to unlock the value of their massive unstructured datasets. We collaborate with certain partners to maximize accessibility and provide extensive interconnect opportunities for additional cloud services and geographical expansion.

Data Services. Lyve Mobile Data Transfer Services consists of Lyve Mobile modular and scalable hardware, purpose-built for simple and secure mass-capacity edge data storage, lift-and-shift initiatives, and other data movement for the enterprise. These products are cloud-vendor agnostic and can be integrated seamlessly with public or private cloud data centers and providers.

Customers

We sell our products to major OEMs, distributors and retailers.

OEM customers, including large hyperscale data center companies and CSPs, typically enter into master purchase agreements with us. Deliveries are scheduled only after receipt of purchase orders. In addition, with limited lead-time, customers may defer most purchase orders without significant penalty. Anticipated orders from our customers have in the past failed to materialize or OEM delivery schedules have been deferred or altered as a result of changes in their business needs.

Our distributors generally enter into non-exclusive agreements for the resale of our products. They typically furnish us with a non-binding indication of their near-term requirements and product deliveries are generally scheduled accordingly. The agreements and related sales programs typically provide the distributors with limited rights of return and price protection. In addition, we offer sales programs to distributors on a quarterly and periodic basis to promote the sale of selected products in the sales channel.

Our retail channel consists of our branded storage products sold to retailers either by us directly or by our distributors. Retail sales made by us or our distributors typically require greater marketing support, sales incentives and price protection periods.

See "Item 8. Financial Statements and Supplementary Data—*Note 16. Business Segment and Geographic Information*" contained in this report for a description of our major customers.

Competition

We compete primarily with manufacturers of hard drives used in the mass capacity storage and legacy markets, and with other companies in the data storage industry that provide SSDs and systems. Some of the principal factors used by customers to differentiate among data storage solutions manufacturers are storage capacity, product performance, product quality and reliability, price per unit and price per TB, storage/retrieval access times, data transfer rates, form factor, product warranty and support capabilities, supply continuity and flexibility, power consumption, total cost of ownership and brand. While different markets and customers place varying levels of emphasis on these factors, we believe that our products are competitive with respect to many of these factors in the markets that we currently compete in.

Principal Competitors. We compete with manufacturers of storage solutions and the other principal manufacturers in the data storage solution industry including:

- Micron Technology, Inc.;

- Samsung Electronics;

- SK hynix, Inc.;

- Kioxia Holdings Corporation;

- Toshiba Corporation; and

- Western Digital Corporation, operating the Western Digital, Hitachi Global Storage Technologies and SanDisk brands.

Price Erosion. Historically, our industry has been characterized by price declines for data storage products with comparable capacity, performance and feature sets ("like-for-like products"). Price declines for like-for-like products ("price erosion") tend to be more pronounced during periods of:

- economic contraction in which competitors may use discounted pricing to attempt to maintain or gain market share;

- few new product introductions when competitors have comparable or alternative product offerings; and

- industry supply exceeding demand.

Data storage manufacturers typically attempt to offset price erosion with an improved mix of data storage products characterized by higher capacity, better performance and additional feature sets and product cost reductions.

We believe the HDD industry, in the prevailing supply and demand environment, experienced higher than usual price erosion in fiscal year 2023 and modest price erosion in fiscal year 2022.

Product Life Cycles and Changing Technology. Success in our industry has been dependent to a large extent on the ability to balance the introduction and transition of new products with time-to-volume, performance, capacity and quality metrics at a competitive price, level of service and support that our customers expect. Generally, the drive manufacturer that introduces a new product first benefits from improved product mix, favorable profit margins and less pricing pressure until comparable products are introduced. Changing technology also necessitates on-going investments in research and development, which may be difficult to recover due to rapid product life cycles or economic declines. Further, there is a continuing need to successfully execute product transitions and new product introductions, as factors such as quality, reliability and manufacturing yields continue to be of significant competitive importance.

Cyclicality and Seasonality

Our mass capacity markets are subject to variability of sales, which can be attributed to the timing of IT spending or a reflection of cyclical demand from CSPs based on the timing of their procurement and deployment requirements and their ability to procure other components needed to build out data center infrastructure. Our legacy markets, such as consumer storage applications, traditionally experienced seasonal variability in demand with higher levels of demand in the first half of the fiscal year, primarily driven by consumer spending related to back-to-school season and traditional holiday shopping season.

Research and Development

We are committed to developing new component technologies, products, alternative storage technologies inclusive of systems, software and other innovative technology solutions to support emerging applications in data use and storage. Our research and development activities are designed to bring new products to market in high volume, with quality attributes that our customers expect, before our competitors. Part of our product development strategy is to leverage a design platform and/or subsystem within product families to serve different market needs. This platform strategy allows for more efficient resource utilization, leverages best design practices, reduces exposure to changes in demand, and allows for achievement of lower costs through purchasing economies of scale. Our advanced technology integration effort, such as our high-capacity enabling HAMR technology, focuses disk drive and component research on recording subsystems, including read/write heads and recording media; market-specific product technology; and technology we believe may lead to new business opportunities. The primary purpose of our advanced technology integration effort is to ensure timely availability of mature component technologies for our product development teams as well as to allow us to leverage and coordinate those technologies in the design centers across our products in order to take advantage of opportunities in the marketplace.

Patents and Licenses

As of June 30, 2023, we had approximately 4,200 U.S. patents and 450 patents issued in various foreign jurisdictions as well as approximately 350 U.S. and 100 foreign patent applications pending. The number of patents and patent applications will vary at any given time as part of our ongoing patent portfolio management activity. Due to the rapid technological change that characterizes the data storage industry, we believe that, in addition to patent protection, the improvement of existing products, reliance upon trade secrets, protection of unpatented proprietary know-how and development of new products are also important to our business in establishing and maintaining a competitive advantage. Accordingly, we intend to continue our efforts to broadly protect our intellectual property, including obtaining patents, where available, in connection with our research and development program.

The data storage industry is characterized by significant litigation arising from time to time relating to patent and other intellectual property rights. From time to time, we receive claims that our products infringe patents of third parties. Although we have been able to resolve some of those claims or potential claims without a material adverse effect on us, other claims have resulted in adverse decisions or settlements. In addition, other claims are pending, which if resolved unfavorably to us could have a material adverse effect on our business and results of operations. For more information on these claims, see "Item 8. Financial Statements and Supplementary Data—*Note 14. Legal, Environmental and Other Contingencies*." The costs of engaging in intellectual property litigation in the past have been, and in the future may be, substantial, irrespective of the merits of the claim or the outcome.

Environmental Matters

Our operations are subject to laws and regulations in the various jurisdictions in which we operate relating to the protection of the environment, including those governing discharges of pollutants into the air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities.

We have established environmental management systems and continually update environmental policies and standard operating procedures for our operations worldwide. We believe that our operations are in material compliance with applicable environmental laws, regulations and permits. We budget for operating and capital costs on an ongoing basis to comply with environmental laws. If additional or more stringent requirements are imposed on us in the future, we could incur additional operating costs and capital expenditures.

Some environmental laws, such as the U.S. Comprehensive Environmental Response Compensation and Liability Act of 1980 (as amended, the "Superfund" law) and its state equivalents, can impose liability for the cost of cleanup of contaminated sites upon any of the current or former site owners or operators or upon parties who sent waste to these sites, regardless of whether the owner or operator owned the site at the time of the release of hazardous substances or the lawfulness of the original disposal activity. We have been identified as a responsible or potentially responsible party at several sites. Based on current estimates of cleanup costs and our expected allocation of these costs, we do not expect costs in connection with these sites to be material.

We may be subject to various state, federal and international laws and regulations governing environmental matters, including those restricting the presence of certain substances in electronic products. For example, the European Union ("EU") enacted the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (2011/65/EU), which prohibits the use of certain substances, including lead, in certain products, including disk drives and server storage products, put on the market after July 1, 2006. Similar legislation has been or may be enacted in other jurisdictions, including in the U.S., Canada, Mexico, Taiwan, China and Japan. The EU REACH Directive (Registration, Evaluation, Authorization, and Restriction of Chemicals, EC 1907/2006) also restricts substances of very high concern in products. If we or our suppliers fail to comply with the substance restrictions, recycle requirements or other environmental requirements as they are enacted worldwide, it could have a materially adverse effect on our business.

Social and Employee Matters

As of June 30, 2023, we employed approximately 33,400 employees and temporary employees worldwide, of which approximately 27,100 were located in our Asia operations. We believe that our employees are crucial to our current success and that our future success will depend, in part, on our ability to attract, retain and further motivate qualified employees at all levels. We believe that our employee relations are good.

Diversity, Equity & Inclusion. One of our core values is inclusion. We rely on our diverse workforce to develop, deliver and sustain our business strategy and achieve our goals. One way we embrace our diverse employees and promote a culture of inclusion is through the support of employee resource groups ("ERG"). These voluntary, employee-led communities are built on a shared diversity of identity, experience or thought and provide a number of benefits to employees, including professional and leadership development. Seagate's ERG community encompasses a wide array of diversity, such as LGBTQ+, women, people of color and interfaith, and includes over 27 chapters across seven countries. We also support inclusion through active employee communications, unconscious bias education and ongoing efforts to ensure our employees feel safe, respected and welcomed. In January 2023, we published our fourth annual Diversity, Equity, and Inclusion ("DEI") Report, which provides an overview of our DEI efforts and outcomes including demographics on our workforce. The fiscal year 2022 DEI Report is available on our website.

Health & Safety. All our manufacturing sites have health and safety management systems certified to the International Organization for Standardization ("ISO") 45001. In addition, we are audited to health and safety standards set forth by the Responsible Business Alliance. Our global health and safety standards, as well as our accompanying Environment, Health and Safety ("EHS") management systems, frequently go beyond country or industry-level guidelines to ensure that we keep our employees healthy and safe. We regularly host health and safety regulatory visits that focus on issues such as safety, radiation, fire codes, food and transportation. Through our EHS Management Systems, we ensure that the focus remains on the continuous improvement of employee health and safety programs. We continue to provide comprehensive health and safety training to our employees. We emphasize e-learning courses as our main vehicle for delivering such training because employees can learn at their own pace.

Development, Retention, Compensation, Benefits & Engagement. Our performance management system is a continuous process that helps team members focus on the right priorities. Meaningful conversations between managers and employees are the foundation of performance management at Seagate. We focus on dialogue centered around manager and employee conversations, and ongoing feedback, to align goals. This approach focuses on achieving high-quality productive dialogue between managers and employees. We also encourage our employees to participate in the many learning opportunities that are available at Seagate. The portfolio of learning and training formats include but are not limited to mentoring and coaching, e-learning opportunities, LinkedIn Learning classroom training, on-the-job training and other strategic internal programs that cover topics ranging from leadership and technical skills to health, safety and the environment. In addition, we are investing in upskilling and re-deploying employees as needed to support our future growth and respond to the changing demands of the business. For example, our internal mobility and career development tool provides Seagate employees the opportunity to establish networking and mentor connections, identify and participate in internal part-time projects, and explore internal full-time positions.

Our Total Rewards program is designed to attract, motivate and retain talented people in order to successfully meet our business goals. The program generally includes base pay, annual bonuses, commissions, equity awards, an employee stock purchase plan, retirement savings opportunities and other employee health and wellness benefits. Our compensation programs and guidelines are structured to align pay with performance and aim to provide internally and externally competitive total compensation.

Employee engagement is the psychological commitment and passion that drives discretionary effort. It predicts individual performance and is the measure of the relationship between employees and the Company. Our engagement survey includes facets of the employee experience throughout the employee life cycle. Employee experience is what employees encounter and observe over the course of their career at Seagate. A positive employee experience can have an impact on everything from recruiting to Seagate's bottom line.

In fiscal year 2023, we conducted two pulse surveys to obtain feedback from our global employees on their experience at Seagate. Following the conclusion of the surveys, leaders were provided access to a dashboard with results that shared the key drivers of engagement specific to their own department.

Giving Back. Our community engagement program is designed to provide support to our local communities, with an emphasis on science, technology, engineering and mathematics ("STEM") and also address health and human services, and environmental opportunities. The program is reflective of Seagate's vertically integrated model, with multiple large facilities across EMEA, Asia and the United States. Accordingly, the program is highly localized, involving a cross-functional process to identify and execute on opportunities that are meaningful locally.

We maintain an emphasis on STEM, targeting K-12 students, supporting STEM efforts in a way that is age-appropriate and allows for fun as well as learning. In fiscal year 2023 we continued pivoting to virtual engagements and funding of STEM partners as they worked to deliver their programs online or in a socially distanced manner. Seagate also increased support of health & human services partnerships, such as support of food banks, clinics, and non-profit organizations, while sustaining many of our ongoing community partnerships.

Environmental, Social and Governance ("ESG") Performance Report

Additional information regarding our ESG commitment and progress can be found on the ESG section of our website and in our ESG Performance Report. Information contained on our website or in our annual ESG Performance Report is not incorporated by reference into this or any other report we filed with the Securities and Exchange Commission.

Financial Information

Financial information for our reportable business segment and about geographic areas is set forth in "Item 8. Financial Statements and Supplementary Data—*Note 16. Business Segment and Geographic Information.*"

Corporate Information

Seagate Technology Holdings public limited company is a public limited company organized under the laws of Ireland.

Available Information

Availability of Reports. We are a reporting company under the Securities Exchange Act of 1934, as amended (the "1934 Exchange Act"), and we file reports, proxy statements and other information with the U.S. Securities and Exchange Commission (the "SEC"). Because we make filings to the SEC electronically, the public may access this information at the SEC's website: www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Website Access. Our website is www.seagate.com. We make available, free of charge at the "Investor Relations" section of our website (investors.seagate.com), our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the 1934 Exchange Act as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. Reports of beneficial ownership filed pursuant to Section 16(a) of the 1934 Exchange Act are also available on our website.

Investors. Investors and others should note that we routinely use the Investor Relations section of our website to announce material information to investors and the marketplace. While not all of the information that the Company posts on its corporate website is of a material nature, some information could be deemed to be material. Accordingly, the Company encourages investors, the media and others interested in the Company to review the information that it shares on www.seagate.com. Information in, or that can be accessed through, our website is not incorporated into this Form 10-K.

Information About Our Executive Officers

The following sets forth the name, age and position of each of the persons who were serving as executive officers as of August 4, 2023. There are no family relationships among any of our executive officers.

Name	Age	Positions
Dr. William D. Mosley	56	Director and Chief Executive Officer
Gianluca Romano	54	Executive Vice President and Chief Financial Officer
Ban Seng Teh	57	Executive Vice President and Chief Commercial Officer
Katherine E. Schuelke	60	Senior Vice President, Chief Legal Officer and Corporate Secretary
KianFatt Chong	60	Senior Vice President, Global Operations
Dr. John C. Morris	56	Senior Vice President and Chief Technology Officer

Dr. William D. Mosley, 56, has served as our Chief Executive Officer ("CEO") since October 2017 and as a member of the Board since July 2017. He previously served as our President and Chief Operating Officer ("COO") from June 2016 to September 2017. He also served as our President of Operations and Technology from October 2013 to June 2016 and as our Executive Vice President of Operations from March 2011 until October 2013. Prior to these positions, Dr. Mosley served as Executive Vice President, Sales and Marketing from February 2009 through March 2011; Senior Vice President of Global Disk Storage Operations from 2007 to 2009; and Vice President of Research and Development, Engineering from 2002 to 2007. He joined Seagate in 1996 as a Senior Engineer with a PhD in solid state physics. From 1996 to 2002, he served at Seagate in varying roles of increasing responsibility until his promotion to Vice President.

Gianluca Romano, 54, has served as our Executive Vice President and Chief Financial Officer since January 2019. From October 2011 to December 2018, Mr. Romano served as Corporate Vice President, Business Finance and Accounting at Micron Technology, Inc ("Micron"), a producer of computer memory and computer data storage. Prior to his role at Micron, Mr. Romano served as Vice President Finance, Corporate Controller at Numonyx, Inc., a flash memory company which was acquired by Micron in February 2010, from 2008 to 2010. From 1994 until 2008, Mr. Romano held various finance positions at STMicroelectronics, an electronics and semiconductor manufacturer, most recently as Group Vice-President, Central & North Europe Finance Director, Shared Accounting Services Director.

Ban Seng Teh, 57, has served as our Executive Vice President and Chief Commercial Officer since July 2022. Prior to that, Mr. Teh served as Executive Vice President of Global Sales and Sales Operations from February 2021 to July 2022 and Senior Vice President of Global Sales and Sales Operations from November 2014 to February 2021. Mr. Teh also served as our Senior Vice President of Asia-Pacific and Japan Sales and marketing from July 2010 to November 2014. Mr. Teh joined Seagate in 1989 as a field customer engineer and has served in varying roles of increasing responsibilities, including as Vice President, Asia Pacific Sales and Marketing (Singapore) from January 2008 to July 2010; Vice President, Sales Operations from 2006 to 2008; Vice President, Asia Pacific Sales from 2003 to 2006; Director, Marketing and APAC Distribution Sales from 1999 to 2003; and Country Manager, South Asia Sales from 1996 to 1999.

Katherine E. Schuelke, 60, has served as our Senior Vice President, Chief Legal Officer and Corporate Secretary since June 2017. From 2011 to January 2016, Ms. Schuelke was the Senior Vice President, General Counsel and Secretary at Altera Corporation ("Altera"), a manufacturer of programmable logic devices. Prior to that, Ms. Schuelke was Vice President, General Counsel, and Secretary at Altera from 2001 to 2011. At Altera, she held other positions of increasing responsibility from 1996 through 2001. Ms. Schuelke began her career at an international law firm. Ms. Schuelke serves on the board of directors of SiTime Corporation, a provider of silicon timing solutions, and on its Compensation and Nominating and Corporate Governance Committees.

KianFatt Chong, 60, has served as our Senior Vice President, Global Operations since October 2020. Prior to his current role, Mr. Chong was Senior Vice President, Global Drive Operations from December 2013 to September 2020. He served as Vice President of China Operations from July 2003 to November 2013, expanding and also spearheading the first campus concept in Seagate with multiple manufacturing operations disciplines all located in a single site. Since joining Seagate in 1989 as an engineer, Mr. Chong has held a variety of leadership positions and has been a key strategic contributor for many Seagate's operations and manufacturing capabilities across the global footprints.

Dr. John C. Morris, 56, has served as our Senior Vice President, HDD and SSD Products and Chief Technology Officer since 2019. Prior to his current role, Dr. Morris was the Vice President of HDD and SSD Products from August 2015 to August 2019. Before that, he served as Vice President of Design Engineering and Enterprise Development Group driving focus on technical and strategic alignment with enterprise and cloud customers from September 2013 to August 2015. Since joining the Company in 1996, Dr. Morris has held a variety of engineering leadership positions and has been a key contributor to many of Seagate's core technologies.

ITEM 1A.   RISK FACTORS

Summary of Risk Factors

The following is a summary of the principal risks and uncertainties that could materially adversely affect our business, results of operations, financial condition, cash flows, brand and/or the price of our outstanding ordinary shares, and make an investment in our ordinary shares speculative or risky. You should read this summary together with the more detailed description of each risk factor contained below. Additional risks beyond those summarized below or discussed elsewhere in this Annual Report on Form 10-K may apply to our business and operations as currently conducted or as we may conduct them in the future or to the markets in which we currently, or may in the future, operate.

Risks Related to our Business, Operations and Industry

- Our ability to increase our revenue and maintain our market share depends on our ability to successfully introduce and achieve market acceptance of new products on a timely basis. If our products do not keep pace with customer requirements, our results of operations will be adversely affected.

- We operate in highly competitive markets and our failure to anticipate and respond to technological changes and other market developments, including price, could harm our ability to compete.

- We have been adversely affected by reduced, delayed, loss of or canceled purchases by, one or more of our key customers, including large hyperscale data center companies and CSPs.

- We are dependent on sales to distributors and retailers, which may increase price erosion and the volatility of our sales.

- We must plan our investments in our products and incur costs before we have customer orders or know about the market conditions at the time the products are produced. If we fail to predict demand accurately for our products or if the markets for our products change, we may have insufficient demand or we may be unable to meet demand, which may materially adversely affect our financial condition and results of operations.

- Changes in demand for computer systems, data storage subsystems and consumer electronic devices may in the future cause a decline in demand for our products.

- We have a long and unpredictable sales cycle for nearline storage solutions, which impairs our ability to accurately predict our financial and operating results in any period and may adversely affect our ability to forecast the need for investments and expenditures.

- We experience seasonal declines in the sales of our consumer products during the second half of our fiscal year which may adversely affect our results of operations.

- We may not be successful in our efforts to grow our systems, SSD and Lyve revenues.

- Our worldwide sales and manufacturing operations subject us to risks that may adversely affect our business related to disruptions in international markets, currency exchange fluctuations and increased costs.

- The effects of the COVID-19 pandemic have negatively impacted and may, in the future, adversely impact our business, operating results and financial condition, as well as the operations and financial performance of many of the customers and suppliers in industries that we serve.

- If we do not control our costs, we will not be able to compete effectively and our financial condition may be adversely impacted.

Risks Associated with Supply and Manufacturing

- Shortages or delays in the receipt of, or cost increases in, critical components, equipment or raw materials necessary to manufacture our products, as well as reliance on single-source suppliers, may affect our production and development of products and may harm our operating results.

- We have cancelled purchased commitments with suppliers and incurred cost associated with such cancellations, and if revenues fall or customer demand decreases significantly, we may not meet our purchase commitments to certain suppliers in the future, which could result in penalties, increased manufacturing costs or excess inventory.

- Due to the complexity of our products, some defects may only become detectable after deployment.

Risks Related to Human Capital

- The loss of or inability to attract, retain and motivate key executive officers and employees could negatively impact our business prospects.

- We are subject to risks related to corporate and social responsibility and reputation.

15

Risks Related to Financial Performance or General Economic Conditions

- Changes in the macroeconomic environment have impacted and may in the future negatively impact our results of operations.

- We may not be able to generate sufficient cash flows from operations and our investments to meet our liquidity requirements, including servicing our indebtedness and continuing to declare our quarterly dividend.

- We are subject to counterparty default risks.

- Our quarterly results of operations fluctuate, sometimes significantly, from period to period, and may cause our share price to decline.

- Any cost reduction initiatives that we undertake may not deliver the results we expect and these actions may adversely affect our business.

- The effect of geopolitical uncertainties, war, terrorism, natural disasters, public health issues and other circumstances, on national and/or international commerce and on the global economy, could materially adversely affect our results of operations and financial condition.

Legal, Regulatory and Compliance Risks

- Our business is subject to various laws, regulations, governmental policies, litigation, governmental investigations or governmental proceedings that may cause us to incur significant expense or adversely impact our results or operations and financial condition.

- Some of our products and services are subject to export control laws and other laws affecting the countries in which our products and services may be sold, distributed, or delivered, and any changes to or violation of these laws could have a material adverse effect on our business, results of operations, financial condition and cash flows.

- Changes in U.S. trade policy, including the imposition of sanctions or tariffs and the resulting consequences, may have a material adverse impact on our business and results of operations.

- We may be unable to protect our intellectual property rights, which could adversely affect our business, financial condition and results of operations.

- We are at times subject to intellectual property proceedings and claims which could cause us to incur significant additional costs or prevent us from selling our products, and which could adversely affect our results of operations and financial condition.

- Our business and certain products and services depend in part on IP and technology licensed from third parties, as well as data centers and infrastructure operated by third parties.

Risks Related to Information Technology, Data and Information Security

- We could suffer a loss of revenue and increased costs, exposure to significant liability including legal and regulatory consequences, reputational harm and other serious negative consequences in the event of cyber-attacks, ransomware or other cyber security breaches or incidents that disrupt our operations or result in unauthorized access to, or the loss, corruption, unavailability or dissemination of proprietary or confidential information of our customers or about us or other third parties.

- We must successfully implement our new global enterprise resource planning system and maintain and upgrade our information technology systems, and our failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Owning our Ordinary Shares

- The price of our ordinary shares may be volatile and could decline significantly.

- Any decision to reduce or discontinue the payment of cash dividends to our shareholders or the repurchase of our ordinary shares pursuant to our previously announced share repurchase program could cause the market price of our ordinary shares to decline significantly.

RISKS RELATED TO OUR BUSINESS, OPERATIONS AND INDUSTRY

Our ability to increase our revenue and maintain our market share depends on our ability to successfully introduce and achieve market acceptance of new products on a timely basis. If our products do not keep pace with customer requirements, our results of operations will be adversely affected.

The markets for our products are characterized by rapid technological change, frequent new product introductions and technology enhancements, uncertain product life cycles and changes in customer demand. The success of our products and services also often depends on whether our offerings are compatible with our customers' or third-parties' products or services and their changing technologies. Our customers demand new generations of storage products as advances in computer hardware and software have created the need for improved storage, with features such as increased storage capacity, enhanced security, energy efficiency, improved performance and reliability and lower cost. We, and our competitors, have developed improved products, and we will need to continue to do so in the future.

Historically, our results of operations have substantially depended upon our ability to be among the first-to-market with new data storage product offerings. We may face technological, operational and financial challenges in developing new products. In addition, our investments in new product development may not yield the anticipated benefits. Our market share, revenue and results of operations in the future may be adversely affected if we fail to:

- develop new products, identify business strategies and timely introduce competitive product offerings to meet technological shifts, or we are unable to execute successfully;
- consistently maintain our time-to-market performance with our new products;
- manufacture these products in adequate volume;
- meet specifications or satisfy compatibility requirements;
- qualify these products with key customers on a timely basis by meeting our customers' performance and quality specifications; or
- achieve acceptable manufacturing yields, quality and costs with these products.

Accordingly, we cannot accurately determine the ultimate effect that our new products will have on our results of operations. Our failure to accurately anticipate customers' needs and accurately identify the shift in technological changes could materially adversely affect our long-term financial results.

In addition, the concentration of customers in our largest end markets magnifies the potential adverse effect of missing a product qualification opportunity. If the delivery of our products is delayed, our customers may use our competitors' products to meet their requirements.

When we develop new products with higher capacity and more advanced technology, our results of operations may decline because the increased difficulty and complexity associated with producing these products increases the likelihood of reliability, quality or operability problems. If our products experience increases in failure rates, are of low quality or are not reliable, customers may reduce their purchases of our products, our factory utilization may decrease and our manufacturing rework and scrap costs and our service and warranty costs may increase. In addition, a decline in the reliability of our products may make it more difficult for us to effectively compete with our competitors.

Additionally, we may be unable to produce new products that have higher capacities and more advanced technologies in the volumes and timeframes that are required to meet customer demand. We are transitioning to key areal density recording technologies that use HAMR technology to increase HDD capacities. If our transitions to more advanced technologies, including the transition to HDDs utilizing HAMR technology, require development and production cycles that are longer than anticipated or if we otherwise fail to implement new HDD technologies successfully, we may lose sales and market share, which could significantly harm our financial results.

We cannot assure you that we will be among the leaders in time-to-market with new products or that we will be able to successfully qualify new products with our customers in the future. If our new products are not successful, our future results of operations may be adversely affected.

We operate in highly competitive markets and our failure to anticipate and respond to technological changes and other market developments, including price, could harm our ability to compete.

We face intense competition in the data storage industry. Our principal sources of competition include HDD and SSD manufacturers, and companies that provide storage subsystems, including electronic manufacturing services and contract electronic manufacturing.

The markets for our data storage products are characterized by technological change, which is driven in part by the adoption of new industry standards. These standards provide mechanisms to ensure technology component interoperability but they also hinder our ability to innovate or differentiate our products. When this occurs, our products may be deemed commodities, which could result in downward pressure on prices.

We also experience competition from other companies that produce alternative storage technologies such as flash memory, where increasing capacity, decreasing cost, energy efficiency and improvements in performance have resulted in SSDs that offer increased competition with our lower capacity, smaller form factor HDDs and a declining trend in demand for HDDs in our legacy markets. Some customers for both mass capacity storage and legacy markets have adopted SSDs as an alternative to hard drives in certain applications. Further adoption of SSDs or other alternative storage technologies may limit our total addressable HDD market, impact the competitiveness of our product portfolio and reduce our market share. Any resulting increase in competition could have a material adverse effect on our business, financial condition and results of operations.

We have been adversely affected by reduced, delayed, loss of or canceled purchases by, one or more of our key customers, including large hyperscale data center companies and CSPs.

Some of our key customers such as OEM customers including large hyperscale data center companies and CSPs account for a large portion of our revenue in our mass capacity markets. While we have long-standing relationships with many of our customers, if any key customers have to significantly reduce, defer or cancel their purchases from us or delay product acceptances, or we were prohibited from selling to those key customers such as due to export regulations, our results of operations would be adversely affected. Although sales to key customers may vary from period to period, a key customer that permanently discontinues or significantly reduces its relationship with us, or that we are prohibited from selling to, could be difficult to replace. In line with industry practice, new key customers usually require that we pass a lengthy and rigorous qualification process. Accordingly, it may be difficult or costly for us to attract new key customers. Additionally, our customers' demand for our products may fluctuate due to factors beyond our control. If any of our key customers unexpectedly reduce, delay or cancel orders, our revenues and results of operations may be materially adversely affected.

Furthermore, if there is consolidation among our customer base, or when supply exceeds demand in our industry, our customers may be able to command increased leverage in negotiating prices and other terms of sale, which could adversely affect our profitability. Furthermore, if such customer pressures require us to reduce our pricing such that our gross margins are diminished, it might not be feasible to sell to a particular customer, which could result in a decrease in our revenue. Consolidation among our customer base may also lead to reduced demand for our products, replacement of our products by the combined entity with those of our competitors and cancellations of orders, each of which could adversely affect our results of operations. If a significant transaction or regulatory impact involving any of our key customers results in the loss of or reduction in purchases by these key customers, it could have a materially adverse effect on our business, results of operations and financial condition.

We are dependent on sales to distributors and retailers, which may increase price erosion and the volatility of our sales.

A substantial portion of our sales has been to distributors and retailers of disk drive products. Certain of our distributors and retailers may also market competing products. We face significant competition in this distribution channel as a result of limited product qualification programs and a focus on price, terms and product availability. Sales volumes through this channel are also less predictable and subject to greater volatility. In addition, deterioration in business and economic conditions has exacerbated price erosion and volatility as distributors or retailers lower prices to compensate for lower demand and higher inventory levels. Our distributors' and retailers' ability to access credit to fund their operations may also affect their purchases of our products. If prices decline significantly in this distribution channel or our distributors or retailers reduce purchases of our products or if distributors or retailers experience financial difficulties or terminate their relationships with us, our revenues and results of operations would be adversely affected.

We must plan our investments in our products and incur costs before we have customer orders or know about the market conditions at the time the products are produced. If we fail to predict demand accurately for our products or if the markets for our products change, we may have insufficient demand or we may be unable to meet demand, which may materially adversely affect our financial condition and results of operations.

Our results of operation are highly dependent on strong cloud and enterprise and/or consumer spending and the resulting demand for our products. Reduced demand, particularly from our key cloud and enterprise customers as a result of a significant change in macroeconomic conditions or other factors may result in a significant reduction or cancellation of their purchases from us which can and have materially adversely impacted our business and financial condition.

Our manufacturing process requires us to make significant product-specific investments in inventory for production at least three to six months in advance. As a result, we incur inventory and manufacturing costs in advance of anticipated sales that may never materialize or that may be substantially lower than expected. If actual demand for our products is lower than the forecast, we may also experience excess and obsolescence of inventory, higher inventory carrying costs, factory underutilization charges and manufacturing rework costs, which have resulted in and could result in adverse material effects on our financial condition and results of operations. For example, due to customer inventory adjustments, we have experienced a slowdown in demand for our products, particularly in the mass capacity markets. These reductions in demand have required us to significantly reduce manufacturing production plans and recognize factory underutilization charges. We expect these factors will continue to impact our business and results of operations over the near term.

Other factors that have affected and may continue to affect our ability to anticipate or meet the demand for our products and adversely affect our results of operations include:

- competitive product announcements or technological advances that result in excess supply when customers cancel purchases in anticipation of newer products;
- variable demand resulting from unanticipated upward or downward pricing pressures;
- our ability to successfully qualify, manufacture and sell our data storage products;
- changes in our product mix, which may adversely affect our gross margins;
- key customers deferring or canceling purchases or delaying product acceptances, or unexpected increases in their orders;
- manufacturing delays or interruptions, particularly at our manufacturing facilities in China, Malaysia, Northern Ireland, Singapore, Thailand or the United States;
- limited access to components that we obtain from a single or a limited number of suppliers; and

- the impact of changes in foreign currency exchange rates on the cost of producing our products and the effective price of our products to non-U.S. customers.

Changes in demand for computer systems, data storage subsystems and consumer electronic devices may in the future cause a decline in demand for our products.

Our products are incorporated in computers, data storage systems deployed in data centers and consumer electronic devices. Historically, the demand for these products has been volatile. Unexpected slowdowns in demand for computers, data storage subsystems or consumer electronic devices generally result in sharp declines in demand for our products. Declines in customer spending on the systems and devices that incorporate our products could have a material adverse effect on demand for our products and on our financial condition and results of operations. Uncertain global economic and business conditions can exacerbate these risks.

We are dependent on our long-term investments to manufacture adequate products. Our investment decisions in adding new manufacturing capacity require significant planning and lead-time, and a failure to accurately forecast demand for our products could cause us to over-invest or under-invest, which would lead to excess capacity, underutilization charges, or impairments.

Sales to the legacy markets remain an important part of our business. These markets, however, have been, and we expect them to continue to be, adversely affected by:

- announcements or introductions of major new operating systems or semiconductor improvements or shifts in customer preferences, performance requirements and behavior, such as the shift to tablet computers, smart phones, NAND flash memory or similar devices that meet customers' cost and capacity metrics;
- longer product life cycles; and
- changes in macroeconomic conditions that cause customers to spend less, such as the imposition of new tariffs, increased laws and regulations, and increased unemployment levels.

The deterioration of demand for disk drives in certain of the legacy markets has accelerated, and we believe this deterioration may continue and may further accelerate, which has caused our operating results to suffer.

In addition, we believe announcements regarding competitive product introductions from time to time have caused customers to defer or cancel their purchases, making certain inventory obsolete. Whenever an oversupply of products in the market causes our industry to have higher than anticipated inventory levels, we experience even more intense price competition from other manufacturers than usual, which may materially adversely affect our financial results.

We have a long and unpredictable sales cycle for nearline storage solutions, which impairs our ability to accurately predict our financial and operating results in any period and may adversely affect our ability to forecast the need for investments and expenditures.

Our nearline storage solutions are technically complex and we typically supply them in high quantities to a small number of customers. Many of our products are tailored to meet the specific requirements of individual customers and are often integrated by our customers into the systems and products that they sell.

Our sales cycle for nearline storage solutions could exceed one year and could be unpredictable, depending on the time required for developing, testing and evaluating our products before deployment; the size of deployment; and the complexity of system configuration necessary for development. Additionally, our nearline storage solutions are subject to variability of sales primarily due to the timing of IT spending or a reflection of cyclical demand from CSPs based on the timing of their procurement and deployment requirements and their ability to procure other components needed to build out data center infrastructure. Given the length of development and qualification programs and unpredictability of the sales cycle, we may be unable to accurately forecast product demand, which may result in excess inventory and associated inventory reserves or write-downs, which could harm our business, financial condition and results of operations.

We experience seasonal declines in the sales of our consumer products during the second half of our fiscal year which may adversely affect our results of operations.

In certain end markets, sales of computers, storage subsystems and consumer electronic devices tend to be seasonal, and therefore, we expect to continue to experience seasonality in our business as we respond to variations in our customers' demand for our products. In particular, we anticipate that sales of our consumer products will continue to be lower during the second half of our fiscal year. Retail sales of certain of our legacy markets solutions traditionally experience higher demand in the first half of our fiscal year driven by consumer spending in the back-to-school season from late summer to fall and the traditional holiday shopping season from fall to winter. We experience seasonal reductions in the second half of our fiscal year in the business activities of our customers during international holidays like Lunar New Year, as well as in the summer months (particularly in Europe), which typically result in lower sales during those periods. Since our working capital needs peak during periods in which we are increasing production in anticipation of orders that have not yet been received, our results of operations will fluctuate even if the forecasted demand for our products proves accurate. Failure to anticipate consumer demand for our branded solutions may also adversely impact our future results of operations. Furthermore, it is difficult for us to evaluate the degree to which this seasonality may affect our business in future periods because of the rate and unpredictability of product transitions and new product introductions, as well as macroeconomic conditions. In particular, during periods where there are rapidly changing macroeconomic conditions, historical seasonality trends may not be a good indicator to predict our future performance and results of operations.

We may not be successful in our efforts to grow our systems, SSD and Lyve revenues.

We have made and continue to make investments to grow our systems, SSD and Lyve platform revenues. Our ability to grow systems, SSD and Lyve revenues is subject to the following risks:

- we may be unable to accurately estimate and predict data center capacity and requirements;
- we may be unable to offer compelling solutions or services to enterprises, subscribers or consumers;
- we may be unable to obtain cost effective supply of NAND flash memory in order to offer competitive SSD solutions; and
- our cloud systems revenues generally have a longer sales cycle, and growth is likely to depend on relatively large orders from a concentrated customer base, which may increase the variability of our results of operations and the difficulty of matching revenues with expenses.

Our results of operations and share price may be adversely affected if we are not successful in our efforts to grow our revenues as anticipated. In addition, our growth in these markets may bring us into closer competition with some of our customers or potential customers, which may decrease their willingness to do business with us.

Our worldwide sales and manufacturing operations subject us to risks that may adversely affect our business related to disruptions in international markets, currency exchange fluctuations and increased costs.

We are a global company and have significant sales operations outside of the United States, including sales personnel and customer support operations. We also generate a significant portion of our revenue from sales outside the U.S. Disruptions in the economic, environmental, political, legal or regulatory landscape in the countries where we operate may have a material adverse impact on our manufacturing and sales operations. Disruptions in financial markets and the deterioration of global economic conditions have had and may continue to have an impact on our sales to customers and end-users.

Prices for our products are denominated predominantly in dollars, even when sold to customers that are located outside the U.S. An increase in the value of the dollar could increase the real cost to our customers of our products in those markets outside of the U.S. where we sell in dollars. This could adversely impact our sales and market share in such areas or increase pressure on us to lower our prices, and adversely impact our profit margins. In addition, we have revenue and expenses denominated in currencies other than the dollar, primarily the Thai Baht, Singaporean dollar, Chinese Renminbi and British Pound Sterling, which further exposes us to adverse movements in foreign currency exchange rates. A weakened dollar could increase the effective cost of our expenses such as payroll, utilities, tax and marketing expenses, as well as overseas capital expenditures. Any of these events could have a material adverse effect on our results of operations. We have attempted to manage the impact of foreign currency exchange rate changes by, among other things, entering into foreign currency forward exchange contracts from time to time, which could be designated as cash flow hedges or not designated as hedging instruments. Our hedging strategy may be ineffective, and specific hedges may expire and not be renewed or may not offset any or more than a portion of the adverse financial impact resulting from currency variations. The hedging activities may not cover our full exposure, subject us to certain counterparty credit risks and may impact our results of operations. See "Item 7A. Quantitative and Qualitative Disclosures About Market Risk— *Foreign Currency Exchange Risk*" of this report for additional information about our foreign currency exchange risk.

The shipping and transportation costs associated with our international operations are typically higher than those associated with our U.S. operations, resulting in decreased operating margins in some countries. Volatility in fuel costs, political instability or constraints in or increases in the costs of air transportation may lead us to develop alternative shipment methods, which could disrupt our ability to receive raw materials, or ship finished product, and as a result our business and results of operations may be harmed.

The effects of the COVID-19 pandemic have negatively impacted and may, in the future, adversely impact our business, operating results and financial condition, as well as the operations and financial performance of many of the customers and suppliers in industries that we serve.

The COVID-19 pandemic has resulted in a widespread health crisis and numerous disease control measures being taken to limit its spread. The impact of the pandemic on our business has included or could in the future include:

- disruptions to or restrictions on our ability to ensure the continuous manufacture and supply of our products and services as a result of labor shortages and workforce disruptions, including insufficiency of our existing inventory levels and temporary or permanent closures or reductions in operational capacity of our facilities or the facilities of our direct or indirect suppliers or customers, and any supply chain disruptions;
- increases in operational expenses and other costs related to requirements implemented to mitigate the impact of the COVID-19 pandemic;
- delays or limitations on the ability of our customers to perform or make timely payments;
- reductions in short- and long-term demand for our products, or other disruptions in technology buying patterns;
- adverse effects on economies and financial markets globally or in various markets throughout the world, which has led to, and could in the future, lead to, reductions in business and consumer spending, which have resulted or may result in decreased net revenue, gross margins, or earnings and/or in increased expenses and difficulty in managing inventory levels;
- delays to and/or lengthening of our sales or development cycles or qualification activity; and
- challenges for us, our direct and indirect suppliers and our customers in obtaining financing due to turmoil in financial markets.

There are many factors outside of our control, such as new strains of COVID-19 virus, the response and measures taken by government authorities around the world, and the response of the financial and consumer markets to the pandemic and related governmental measures. These impacts, individually or in the aggregate, have had and could have a material and adverse effect on our business, results of operations and financial condition. Under any of these circumstances, the resumption of normal business operations has delayed or been hampered by lingering effects of the COVID-19 pandemic on our operations, direct and indirect suppliers, partners and customers. The COVID-19 pandemic may also heighten other risks described in this Risk Factors section.

If we do not control our costs, we will not be able to compete effectively and our financial condition may be adversely impacted.

We continually seek to make our cost structure and business processes more efficient. We are focused on increasing workforce flexibility and scalability, and improving overall competitiveness by leveraging our global capabilities, as well as external talent and skills, worldwide. Our strategy involves, to a substantial degree, increasing revenue and exabytes volume while at the same time controlling expenses. Because of our vertical design and manufacturing strategy, our operations have higher costs that are fixed or difficult to reduce in the short-term, including our costs related to utilization of existing facilities and equipment. If we fail to forecast demand accurately or if there is a partial or complete reduction in long-term demand for our products, we could be required to write off inventory, record excess capacity charges, which could negatively impact our gross margin and our financial results. If we do not control our manufacturing and operating expenses, our ability to compete in the marketplace may be impaired. In the past, activities to reduce costs have included closures and transfers of facilities, significant personnel reductions, restructuring efforts, asset write-offs and efforts to increase automation. Our restructuring efforts may not yield the intended benefits and may be unsuccessful or disruptive to our business operations which may materially adversely affect our financial results.

RISKS ASSOCIATED WITH SUPPLY AND MANUFACTURING

Shortages or delays in the receipt of, or cost increases in, critical components, equipment or raw materials necessary to manufacture our products, as well as reliance on single-source suppliers, may affect our production and development of products and may harm our operating results.

The cost, quality and availability of components, subassemblies, certain equipment and raw materials used to manufacture our products are critical to our success. Particularly important for our products are components such as read/write heads, substrates for recording media, ASICs, spindle motors, printed circuit boards, suspension assemblies and NAND flash memory. Certain rare earth elements are also critical in the manufacture of our products. In addition, the equipment we use to manufacture our products and components is frequently custom made and comes from a few suppliers and the lead times required to obtain manufacturing equipment can be significant. Our efforts to control our costs, including capital expenditures, may also affect our ability to obtain or maintain such inputs and equipment, which could affect our ability to meet future demand for our products.

We rely on sole or a limited number of direct and indirect suppliers for some or all of these components and rare earth elements that we do not manufacture, including substrates for recording media, read/write heads, ASICs, spindle motors, printed circuit boards, suspension assemblies and NAND flash memory. Our options in supplier selection in these cases are limited and the supplier-based technology has been and may continue to be single sourced until wider adoption of the technology occurs and any necessary licenses become available. In light of this small, consolidated supplier base, if our suppliers increased their prices as a result of inflationary pressures from the current macroeconomic conditions or other changes in economic conditions, and we could not pass these price increases to our customers, our operating margin would decline. Also, many of such direct and indirect component suppliers are geographically concentrated, making our supply chain more vulnerable to regional disruptions such as severe weather, the occurrence of local or global health issues or pandemics, acts of terrorism, war and an unpredictable geopolitical climate, which may have a material impact on the production, availability and transportation of many components. We also often aim to lead the market in new technology deployments and leverage unique and customized technology from single source suppliers who are early adopters in the emerging market. If there are any technical issues in the supplier's technology, it may also cause us to delay shipments of our new technology deployments, incur scrap, rework or warranty charges and harm our financial position.

We have experienced and could in the future experience increased costs and production delays when we were unable to obtain the necessary equipment or sufficient quantities of some components, and/or have been forced to pay higher prices or make volume purchase commitments or advance deposits for some components, equipment or raw materials that were in short supply in the industry in general. If our direct and indirect vendors for these components are unable to meet our cost, quality, supply and transportation requirements or fulfill their contractual commitments and obligations, we may have to reengineer some products, which would likely cause production and shipment delays, make the reengineered products more costly and provide us with a lower rate of return on these products. Further, if we have to allocate the components we receive to certain of our products and ship less of others due to shortages or delays in critical components, we may lose sales to customers who could purchase more of their required products from our competitor that either did not experience these shortages or delays or that made different allocations, and thus our revenue and operating margin would decline.

We cannot assure you that we will be able to obtain critical components in a timely and economic manner. In addition, from time to time, some of our suppliers' manufacturing facilities are fully utilized. If they fail to invest in additional capacity or deliver components in the required timeframe, such failure would have an impact on our ability to ramp new products, and may result in a loss of revenue or market share if our competitors did not utilize the same components and were not affected. Further, if our customers experience shortages of components or materials used in their products it could result in a decrease in demand for our products and have an adverse effect on our results of operations.

We have cancelled purchase commitments with suppliers and incurred cost associated with such cancellations, and if revenues fall or customer demand decreases significantly, we may not meet our purchase commitments to certain suppliers in the future, which could result in penalties, increased manufacturing costs or excess inventory.

From time to time, we enter into long-term, non-cancelable purchase commitments or make large up-front investments with certain suppliers in order to secure certain components or technologies for the production of our products or to supplement our internal manufacturing capacity for certain components. In fiscal year 2023, we cancelled purchase commitments with certain suppliers due to a change in forecasted demand and incurred fees associated with such cancellation. If our actual revenues in the future are lower than our projections or if customer demand decreases significantly below our projections, we may not meet our purchase commitments with suppliers. As a result, it is possible that our revenues will not be sufficient to recoup our up-front investments, in which case we will have to shift output from our internal manufacturing facilities to these suppliers, resulting in higher internal manufacturing costs, or make penalty-type payments under the terms of these contracts. Additionally, because our markets are volatile, competitive and subject to rapid technology and price changes, we face inventory and other asset risks in the event we do not fully utilize purchase commitments. If we cancel purchase commitments, are unable to fully utilize our purchase commitments or if we shift output from our internal manufacturing facilities in order to meet the commitments, our gross margin and operating margin could be materially adversely impacted.

Due to the complexity of our products, some defects may only become detectable after deployment.

Our products are highly complex and are designed to operate in and form part of larger complex networks and storage systems. Our products may contain a defect or be perceived as containing a defect by our customers as a result of improper use or maintenance. Lead times required to manufacture certain components are significant, and a quality excursion may take significant time and resources to remediate. Defects in our products, third-party components or in the networks and systems of which they form a part, directly or indirectly, have resulted in and may in the future result in:

- increased costs and product delays until complex solution level interoperability issues are resolved;
- costs associated with the remediation of any problems attributable to our products;
- loss of or delays in revenues;
- loss of customers;
- failure to achieve market acceptance and loss of market share;
- increased service and warranty costs; and
- increased insurance costs.

Defects in our products could also result in legal actions by our customers for breach of warranty, property damage, injury or death. Such legal actions, including but not limited to product liability claims could exceed the level of insurance coverage that we have obtained. Any significant uninsured claims could significantly harm our financial condition.

RISKS RELATED TO HUMAN CAPITAL

The loss of or inability to attract, retain and motivate key executive officers and employees could negatively impact our business prospects.

Our future performance depends to a significant degree upon the continued service of key members of management as well as marketing, sales and product development personnel. We believe our future success will also depend in large part upon our ability to attract, retain and further motivate highly skilled management, marketing, sales and product development personnel. We have experienced intense competition for qualified and capable personnel, including in the U.S., Thailand, China, Singapore and Northern Ireland, and we cannot assure you that we will be able to retain our key employees or that we will be successful in attracting, assimilating and retaining personnel in the future. Additionally, because a portion of our key personnel's compensation is contingent upon the performance of our business, including through cash bonuses and equity compensation, when the market price of our ordinary shares fluctuates or our results of operations or financial condition are negatively impacted, we may be at a competitive disadvantage for retaining and hiring employees. The reductions in workforce that result from our historical restructurings have also made and may continue to make it difficult for us to recruit and retain personnel. Increased difficulty in accessing, recruiting or retaining personnel may lead to increased manufacturing and employment compensation costs, which could adversely affect our results of operations. The loss of one or more of our key personnel or the inability to hire and retain key personnel could have a material adverse effect on our business, results of operations and financial condition.

We are subject to risks related to corporate and social responsibility and reputation.

Many factors influence our reputation including the perception held by our customers, suppliers, partners, shareholders, other key stakeholders and the communities in which we operate. Our key customers' satisfaction with the volume, quality and timeliness of our products is a material element of our market reputation, and any damage to our key customer relationships could materially adversely affect our reputation. We face increasing scrutiny related to environmental, social and governance activities. We risk damage to our reputation if we fail to act responsibly in a number of areas, such as diversity and inclusion, environmental stewardship, sustainability, supply chain management, climate change, workplace conduct and human rights. Further, despite our policies to the contrary, we may not be able to control the conduct of every individual actor, and our employees and personnel may violate environmental, social or governance standards or engage in other unethical conduct. These acts, or any accusation of such conduct, even if proven to be false, could adversely impact the reputation of our business. Any harm to our reputation could impact employee engagement and retention, our corporate culture and the willingness of customers, suppliers and partners to do business with us, which could have a material adverse effect on our business, results of operations and cash flows.

RISKS RELATED TO FINANCIAL PERFORMANCE OR GENERAL ECONOMIC CONDITIONS

Changes in the macroeconomic environment have impacted and may in the future negatively impact our results of operations.

Changes in macroeconomic conditions may affect consumer and enterprise spending, and as a result, our customers may postpone or cancel spending in response to volatility in credit and equity markets, negative financial news and/or declines in income or asset values, all of which may have a material adverse effect on the demand for our products and/or result in significant decreases in our product prices. Other factors that could have a material adverse effect on demand for our products and on our financial condition and results of operations include inflation, slower growth or recession, conditions in the labor market, healthcare costs, access to credit, consumer confidence and other macroeconomic factors affecting consumer and business spending behavior. These changes could happen rapidly and we may not be able to react quickly to prevent or limit our losses or exposures.

Macroeconomic developments such as slowing global economies, trade disputes, sanctions, increased tariffs between the U.S. and China, Mexico and other countries, the withdrawal of the United Kingdom from the EU, adverse economic conditions worldwide or efforts of governments to stimulate or stabilize the economy have and may continue to adversely impact our business. Significant inflation and related increases in interest rates, have negatively affected our business in recent quarters and could continue in the near future to negatively affect our business, operating results or financial condition or the markets in which we operate, which, in turn, could adversely affect the price of our ordinary shares. A general weakening of, and related declining corporate confidence in, the global economy or the curtailment in government or corporate spending could cause current or potential customers to reduce their information technology ("IT") budgets or be unable to fund data storage products, which could cause customers to delay, decrease or cancel purchases of our products or cause customers to not pay us or to delay paying us for previously purchased products and services.

We may not be able to generate sufficient cash flows from operations and our investments to meet our liquidity requirements, including servicing our indebtedness and continuing to declare our quarterly dividend.

We are leveraged and require significant amounts of cash to service our debt. Our business may not generate sufficient cash flows to enable us to meet our liquidity requirements, including working capital, capital expenditures, product development efforts, investments, servicing our indebtedness and other general corporate requirements. Our high level of debt presents the following risks:

- we are required to use a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances and other general corporate requirements;
- our substantial leverage increases our vulnerability to economic downturns, decreases availability of capital and may subject us to a competitive disadvantage vis-à-vis those of our competitors that are less leveraged;
- our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and our industry, and could limit our ability to borrow additional funds on satisfactory terms for operations or capital to implement our business strategies; and
- covenants in our debt instruments limit our ability to pay future dividends or make other restricted payments and investments, which could restrict our ability to execute on our business strategy or react to the economic environment.

In addition, our ability to service our debt obligations and comply with debt covenants depends on our financial performance. If we fail to meet our debt service obligations or fail to comply with debt covenants, or are unable to modify, obtain a waiver, or cure a debt covenant on terms acceptable to us or at all, we could be in default of our debt agreements and instruments. Such a default could result in an acceleration of other debt and may require us to change capital allocation or engage in distressed debt transactions on terms unfavorable to us, which could have a material negative impact on our financial performance, stock market price and operations.

In the event that we need to refinance all or a portion of our outstanding debt as it matures or incur additional debt to fund our operations, we may not be able to obtain terms as favorable as the terms of our existing debt or refinance our existing debt or incur additional debt to fund our operations at all. If prevailing interest rates or other factors result in higher interest rates upon refinancing, then the interest expense relating to the refinanced debt would increase. Furthermore, if any rating agency changes our credit rating or outlook, our debt and equity securities could be negatively affected, which could adversely affect our ability to refinance existing debt or raise additional capital.

We are subject to counterparty default risks.

We have numerous arrangements with financial institutions that subject us to counterparty default risks, including cash and investment deposits, and foreign currency forward exchange contracts and other derivative instruments. As a result, we are subject to the risk that the counterparty to one or more of these arrangements will, voluntarily or involuntarily, default on its performance obligations. In times of market distress in particular, a counterparty may not comply with its contractual commitments that could then lead to it defaulting on its obligations with little or no notice to us, thereby limiting our ability to take action to lessen or cover our exposure. Additionally, our ability to mitigate our counterparty exposures could be limited by the terms of the relevant agreements or because market conditions prevent us from taking effective action. If one of our counterparties becomes insolvent or files for bankruptcy, our ability to recover any losses suffered as a result of that counterparty's default may be limited by the liquidity of the counterparty or the applicable laws governing the bankruptcy proceedings. In the event of any such counterparty default, we could incur significant losses, which could have a material adverse effect on our business, results of operations, or financial condition.

Further, our customers could have reduced access to working capital due to global economic conditions, higher interest rates, reduced bank lending resulting from contractions in the money supply or the deterioration in the customer's, or their bank's financial condition or the inability to access other financing, which would increase our credit and non-payment risk, and could result in an increase in our operating costs or a reduction in our revenue. Also, our customers outside of the United States are sometimes allowed longer time periods for payment than our U.S. customers. This increases the risk of nonpayment due to the possibility that the financial condition of particular customers may worsen during the course of the payment period. In addition, some of our OEM customers have adopted a subcontractor model that requires us to contract directly with companies, such as original design manufacturers, that provide manufacturing and fulfillment services to our OEM customers. Because these subcontractors are generally not as well capitalized as our direct OEM customers, this subcontractor model exposes us to increased credit risks. Our agreements with our OEM customers may not permit us to increase our product prices to alleviate this increased credit risk.

Our quarterly results of operations fluctuate, sometimes significantly, from period to period, and may cause our share price to decline.

Our quarterly revenue and results of operations fluctuate, sometimes significantly, from period to period. These fluctuations, which we expect to continue, have been and may continue to be precipitated by a variety of factors, including:

- uncertainty in global economic and political conditions, and instability or war or adverse changes in the level of economic activity in the major regions in which we do business;
- pandemics, such as COVID-19, or other global health issues that impact our operations as well as those of our customers and suppliers;
- competitive pressures resulting in lower prices by our competitors which may shift demand away from our products;
- announcements of new products, services or technological innovations by us or our competitors, and delays or problems in our introduction of new, more cost-effective products, the inability to achieve high production yields or delays in customer qualification or initial product quality issues;
- changes in customer demand or the purchasing patterns or behavior of our customers;
- application of new or revised industry standards;
- disruptions in our supply chain, including increased costs or adverse changes in availability of supplies of raw materials or components;
- increased costs of electricity and/or other energy sources, freight and logistics costs or other materials or services necessary for the operation of our business;
- the impact of corporate restructuring activities that we have and may continue to engage in;
- changes in the demand for the computer systems and data storage products that contain our products;

- unfavorable supply and demand imbalances;
- our high proportion of fixed costs, including manufacturing and research and development expenses;
- any impairments in goodwill or other long-lived assets;
- changes in tax laws, such as global tax developments applicable to multinational businesses; the impact of trade barriers, such as import/export duties and restrictions, sanctions, tariffs and quotas, imposed by the U.S. or other countries in which the Company conducts business;
- the evolving legal and regulatory, economic, environmental and administrative climate in the international markets where the Company operates; and
- adverse changes in the performance of our products.

As a result, we believe that quarter-to-quarter and year-over-year comparisons of our revenue and results of operations may not be meaningful, and that these comparisons may not be an accurate indicator of our future performance. Our results of operations in one or more future quarters may fail to meet the expectations of investment research analysts or investors, which could cause an immediate and significant decline in our market value.

Any cost reduction initiatives that we undertake may not deliver the results we expect, and these actions may adversely affect our business.

From time to time, we engage in restructuring plans that have resulted and may continue to result in workforce reduction and consolidation of our real estate facilities and our manufacturing footprint. In addition, management will continue to evaluate our global footprint and cost structure, and additional restructuring plans are expected to be formalized. As a result of our restructurings, we have experienced and may in the future experience a loss of continuity, loss of accumulated knowledge, disruptions to our operations and inefficiency during transitional periods. Any cost-cutting measures could impact employee retention. In addition, we cannot be sure that any future cost reductions or global footprint consolidations will deliver the results we expect, be successful in reducing our overall expenses as we expect or that additional costs will not offset any such reductions or global footprint consolidation. If our operating costs are higher than we expect or if we do not maintain adequate control of our costs and expenses, our results of operations may be adversely affected.

The effect of geopolitical uncertainties, war, terrorism, natural disasters, public health issues and other circumstances, on national and/or international commerce and on the global economy, could materially adversely affect our results of operations and financial condition.

Geopolitical uncertainty, terrorism, instability or war, such as the military action against Ukraine launched by Russia, natural disasters, public health issues and other business interruptions have caused and could cause damage or disruption to international commerce and the global economy, and thus could have a strong negative effect on our business, our direct and indirect suppliers, logistics providers, manufacturing vendors and customers. Our business operations are subject to interruption by natural disasters such as floods and earthquakes, fires, power or water shortages, terrorist attacks, other hostile acts, labor disputes, public health issues (such as the COVID-19 pandemic) and related mitigation actions, and other events beyond our control. Such events may decrease demand for our products, make it difficult or impossible for us to make and deliver products to our customers or to receive components from our direct and indirect suppliers, and create delays and inefficiencies in our supply chain.

A significant natural disaster, such as an earthquake, fire, flood, or significant power outage could have an adverse impact on our business, results of operations, and financial condition. The impact of climate change may increase these risks due to changes in weather patterns, such as increases in storm intensity, sea-level rise and temperature extremes in areas where we or our suppliers and customers conduct business. We have a number of our employees and executive officers located in the San Francisco Bay Area, a region known for seismic activity, wildfires and drought conditions, and in Asia, near major earthquake faults known for seismic activity. To mitigate wildfire risk, electric utilities are deploying public safety power shutoffs, which affects electricity reliability to our facilities and our communities. Many of our suppliers and customers are also located in areas with risks of natural disasters. In the event of a natural disaster, losses and significant recovery time could be required to resume operations and our financial condition and results of operations could be materially adversely affected.

Should major public health issues, including pandemics, arise, we could be negatively affected by stringent employee travel restrictions, additional limitations or cost increases in freight and other logistical services, governmental actions limiting the movement of products or employees between regions, increases in or changes to data collection and reporting obligations, delays in production ramps of new products, and disruptions in our operations and those of some of our key direct and indirect suppliers and customers.

LEGAL, REGULATORY AND COMPLIANCE RISKS

Our business is subject to various laws, regulations, governmental policies, litigation, governmental investigations or governmental proceedings that may cause us to incur significant expense or adversely impact our results or operations and financial condition.

Our business is subject to regulation under a wide variety of U.S. federal and state and non-U.S. laws, regulations and policies. Laws, regulations and policies may change in ways that will require us to modify our business model and objectives or affect our returns on investments by restricting existing activities and products, subjecting them to escalating costs or prohibiting them outright. In particular, potential uncertainty of changes to global tax laws, including global initiatives put forth by the Organization for Economic Co-operation and Development ("OECD") and tax laws in any jurisdiction in which we operate have had and may continue to have an effect on our business, corporate structure, operations, sales, liquidity, capital requirements, effective tax rate, results of operations, and financial performance. The member states of the European Union agreed to implement the OECD's Pillar Two framework, which imposes a global corporate minimum tax rate of 15%. Other countries may also adopt the Pillar Two framework. These changes may materially increase the level of income tax on our U.S. and non-U.S. jurisdictions. Jurisdictions such as China, Malaysia, Northern Ireland, Singapore, Thailand and the U.S., in which we have significant operating assets, and the European Union each have exercised and continue to exercise significant influence over many aspects of their domestic economies including, but not limited to, fair competition, tax practices, anti-corruption, anti-trust, data privacy, protection, security and sovereignty, price controls and international trade, which have had and may continue to have an adverse effect on our business operations and financial condition.

Our business, particularly our Lyve products and related services, is subject to state, federal, and international laws and regulations relating to data privacy, data protection and data security, including security breach notification, data retention, transfer and localization. Laws and regulations relating to these matters evolve frequently and their scope may change through new legislation, amendments to existing legislation and changes in interpretation or enforcement and may impose conflicting and inconsistent obligations. Any such changes, and any changes to our products or services or manner in which our customers utilize them may result in new or enhanced costly compliance requirements and governmental or regulatory scrutiny, may limit our ability to operate in certain jurisdictions or to engage in certain data processing activities, and may require us to modify our practices and policies, potentially in a material manner, which we will be unable to do in a timely or commercially reasonable manner or at all.

Further, the sale and manufacturing of products in certain states and countries has and may continue to subject us and our suppliers to state, federal and international laws and regulations governing protection of the environment, including those governing climate change, discharges of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, restrictions on the presence of certain substances in electronic products and the responsibility for environmentally safe disposal or recycling. If additional or more stringent requirements are imposed on us and our suppliers in the future, we could incur additional operating costs and capital expenditures. If we fail to comply with applicable environmental laws, regulations, initiatives, or standards of conduct, our customers may refuse to purchase our products and we could be subject to fines, penalties and possible prohibition of sales of our products into one or more states or countries, liability to our customers and damage to our reputation, which could result in a material adverse effect on our financial condition or results of operations.

As the laws and regulations to which we are subject to continue to change and vary greatly from jurisdiction to jurisdiction, compliance with such laws and regulations may be onerous, may create uncertainty as to how they will be applied and interpreted, and may continue to increase our cost of doing business globally.

From time to time, we have been and may continue to be involved in various legal, regulatory or administrative investigations, inquiries, negotiations or proceedings arising in the normal course of business. Litigation and government investigations or other proceedings are subject to inherent risks and uncertainties that may cause an outcome to differ materially from our expectations and may result in us being required to pay substantial damages, fines or penalties and cease certain practices or activities, and may harm our reputation and market position, all of which could materially harm our business, results of operations and financial conditions. The costs associated with litigation and government proceedings can also be unpredictable depending on the complexity and length of time devoted to such litigation or proceeding. Litigation and governmental investigations or other proceedings may also divert the efforts and attention of our key personnel, which could also harm our business.

In addition, regulation or government scrutiny may impact the requirements for marketing our products and slow our ability to introduce new products, resulting in an adverse impact on our business. Although we have implemented policies and procedures designed to ensure compliance, there can be no assurance that our employees, contractors or agents will not violate these or other applicable laws, rules and regulations to which we are and may be subject. Actual or perceived violations of these laws and regulations could lead to significant penalties, restraints on our export or import privileges, monetary fines, government investigations, disruption of our operating activities, damage to our reputation and corporate brand, criminal proceedings and regulatory or other actions that could materially adversely affect our results of operations. The political and media scrutiny surrounding a governmental investigation for the violation of such laws, even if an investigation does not result in a finding of violation, could cause us significant expense and collateral consequences, including reputational harm, that could have an adverse impact on our business, results of operations and financial condition.

Some of our products and services are subject to export control laws and other laws affecting the countries in which our products and services may be sold, distributed, or delivered, and any changes to or violation of these laws could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Due to the global nature of our business, we are subject to import and export restrictions and regulations, including the Export Administration Regulations ("EAR") administered by the U.S. Department of Commerce's Bureau of Industry and Security ("BIS") and the trade and economic sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"). We incorporate encryption technology into certain of our products and solutions. These encryption products and the underlying technology may be exported outside of the United States only with export authorizations, including by license, a license exception or other appropriate government authorizations, including the filing of an encryption registration. The U.S., through the BIS and OFAC, places restrictions on the sale or export of certain products and services to certain countries, persons and entities, as well as for certain end-uses, such as military, military-intelligence and weapons of mass destruction end-uses. The U.S. government also imposes sanctions through executive orders restricting U.S. companies from conducting business activities with specified individuals and companies. Although we have controls and procedures to ensure compliance with all applicable regulations and orders, we cannot predict whether changes in laws or regulations by the U.S., China or another jurisdiction will affect our ability to sell our products and services to existing or new customers. Additionally, we cannot ensure that our interpretation of relevant restrictions and regulations will be accepted in all cases by relevant regulatory and enforcement authorities. On April 18, 2023, we entered into a Settlement Agreement with BIS (the "Settlement Agreement") that resolves BIS' allegations regarding our sales of hard disk drives to Huawei. We have also agreed to complete three audits of our compliance with the license requirements of Section 734.9 of the EAR. The Settlement Agreement also includes a denial order that is suspended and will be waived five years after the date of the order issued under the Settlement Agreement, provided that we have made full and timely payments under the Settlement Agreement and timely completed the audit requirements. Despite our best efforts to comply with the terms of the Settlement Agreement, failure to do so could result in significant penalties, including the loss of the suspension of the denial order which would prohibit us from exporting our products subject to the EAR outside of the United States, and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Violators of any U.S. export control and sanctions laws may be subject to significant penalties, which may include monetary fines, criminal proceedings against them and their officers and employees, a denial of export privileges, and suspension or debarment from selling products to the U.S. government. Moreover, the sanctions imposed by the U.S. government could be expanded in the future. Our products could be shipped to restricted end-users or for restricted end-uses by third parties, including potentially our channel partners, despite our precautions. In addition, if our partners fail to obtain appropriate import, export or re-export licenses or permits, we may also be adversely affected, through reputational harm as well as other negative consequences including government investigations and penalties. A significant portion of our sales are to customers in Asia Pacific and in other geographies that have been the recent focus of changes in U.S. export control policies. Any further limitation that impedes our ability to export or sell our products and services could materially adversely affect our business, results of operations, financial condition and cash flows.

Other countries also regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to sell or distribute our products and services or could limit our partners' or customers' ability to sell or use our products and services in those countries, which could materially adversely affect our business, results of operations, financial condition and cash flows. Violations of these regulations may result in significant penalties and fines. In our Settlement Agreement with BIS, we agreed to pay a penalty of $300 million to resolve BIS' allegations. Changes in our products and services or future changes in export and import regulations may create delays in the introduction of our products and services in those countries, prevent our customers from deploying our products and services globally or, in some cases, prevent the export or import or sale of our products and services to certain countries, governments or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption technology, including the escrow and government recovery of private encryption keys. Any change in export or import regulations, economic sanctions or related legislation, increased export and import controls, or change in the countries, governments, persons or technologies targeted by such regulations, in the countries where we operate could result in decreased use of our products and services by, or in our decreased ability to export or sell our products and services to, new or existing customers, which could materially adversely affect our business, results of operations, financial condition and cash flows.

If we were ever found to have violated applicable export control laws, we may be subject to penalties which could have a material and adverse impact on our business, results of operations, financial condition and cash flows. Even if we were not found to have violated such laws, the political and media scrutiny surrounding any governmental investigation of us could cause us significant expense and reputational harm. Such collateral consequences could have a material adverse impact on our business, results of operations, financial condition and cash flows.

Changes in U.S. trade policy, including the imposition of sanctions or tariffs and the resulting consequences, may have a material adverse impact on our business and results of operations.

We face uncertainty with regard to U.S. government trade policy. Current U.S. government trade policy includes tariffs on certain non-U.S. goods, including information and communication technology products. These measures may materially increase costs for goods imported into the United States. This in turn could require us to materially increase prices to our customers which may reduce demand, or, if we are unable to increase prices to adequately address any tariffs, quotas or duties, could lower our margin on products sold and negatively impact our financial performance. Changes in U.S. trade policy have resulted in, and could result in more, U.S. trading partners adopting responsive trade policies, including imposition of increased tariffs, quotas or duties. Such policies could make it more difficult or costly for us to export our products to those countries, therefore negatively impacting our financial performance.

We may be unable to protect our intellectual property rights, which could adversely affect our business, financial condition and results of operations.

We rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements, security measures and licensing arrangements to protect our intellectual property rights. In the past, we have been involved in significant and expensive disputes regarding our intellectual property rights and those of others, including claims that we may be infringing patents, trademarks and other intellectual property rights of third parties. We expect that we will be involved in similar disputes in the future.

There can be no assurance that:
- any of our existing patents will continue to be held valid, if challenged;
- patents will be issued for any of our pending applications;
- any claims allowed from existing or pending patents will have sufficient scope or strength to protect us;
- our patents will be issued in the primary countries where our products are sold in order to protect our rights and potential commercial advantage;
- we will be able to protect our trade secrets and other proprietary information through confidentiality agreements with our customers, suppliers and employees and through other security measures; and
- others will not gain access to our trade secrets.

In addition, our competitors may be able to design their products around our patents and other proprietary rights. Enforcement of our rights often requires litigation. If we bring a patent infringement action and are not successful, our competitors would be able to use similar technology to compete with us. Moreover, the defendant in such an action may successfully countersue us for infringement of their patents or assert a counterclaim that our patents are invalid or unenforceable.

Furthermore, we have significant operations and sales in countries where intellectual property laws and enforcement policies are often less developed, less stringent or more difficult to enforce than in the United States. Therefore, we cannot be certain that we will be able to protect our intellectual property rights in jurisdictions outside the United States.

We are at times subject to intellectual property proceedings and claims which could cause us to incur significant additional costs or prevent us from selling our products, and which could adversely affect our results of operations and financial condition.

We are subject from time-to-time to legal proceedings and claims, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by us, or our customers, in connection with the use of our products. Intellectual property litigation can be expensive and time-consuming, regardless of the merits of any claim, and could divert our management's attention from operating our business. In addition, intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, which may cause actual results to differ materially from our expectations. Some of the actions that we face from time-to-time seek injunctions against the sale of our products and/or substantial monetary damages, which, if granted or awarded, could materially harm our business, financial condition and operating results.

We cannot be certain that our products do not and will not infringe issued patents or other intellectual property rights of others. We may not be aware of currently filed patent applications that relate to our products or technology. If patents are later issued on these applications, we may be liable for infringement. If our products were found to infringe the intellectual property rights of others, we could be required to pay substantial damages, cease the manufacture, use and sale of infringing products in one or more geographic locations, expend significant resources to develop non-infringing technology, discontinue the use of specific processes or obtain licenses to the technology infringed. We might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to reengineer our products successfully to avoid infringement. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products, which could adversely affect our results of operations and financial condition. See "Item 8. Financial Statements and Supplementary Data—*Note 14. Legal, Environmental and Other Contingencies*" contained in this report for a description of pending intellectual property proceedings.

Our business and certain products and services depend in part on IP and technology licensed from third parties, as well as data centers and infrastructure operated by third parties.

Some of our business and some of our products rely on or include software licensed from third parties, including open source licenses. We may not be able to obtain or continue to obtain licenses from these third parties at all or on reasonable terms, or such third parties may demand cross-licenses to our intellectual property. Third-party components and technology may become obsolete, defective or incompatible with future versions of our products or services, or our relationship with the third party may deteriorate, or our agreements may expire or be terminated. We may face legal or business disputes with licensors that may threaten or lead to the disruption of inbound licensing relationships. In order to remain in compliance with the terms of our licenses, we monitor and manage our use of third-party software, including both proprietary and open source license terms to avoid subjecting our products and services to conditions we do not intend, such as the licensing or public disclosure of our intellectual property without compensation or on undesirable terms. The terms of many open source licenses have not been interpreted by U.S. courts, and these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products or services. Additionally, some of these licenses may not be available to us in the future on terms that are acceptable or that allow our product offerings to remain competitive. Our inability to obtain licenses or rights on favorable terms could have a material effect on our business, financial condition, results of operations and cash flow, including if we are required to take remedial action that may divert resources away from our development efforts.

In addition, we also rely upon third-party hosted infrastructure partners globally to serve customers and operate certain aspects of our business or services. Any disruption of or interference at our hosted infrastructure partners would impact our operations and our business could be adversely impacted.

RISKS RELATED TO INFORMATION TECHNOLOGY, DATA AND INFORMATION SECURITY

We could suffer a loss of revenue and increased costs, exposure to significant liability including legal and regulatory consequences, reputational harm and other serious negative consequences in the event of cyber-attacks, ransomware or other cyber security breaches or incidents that disrupt our operations or result in unauthorized access to, or the loss, corruption, unavailability or dissemination of proprietary or confidential information of our customers or about us or other third parties.

Our operations are dependent upon our ability to protect our digital infrastructure and data. We manage and store various proprietary information and sensitive or confidential data relating to our operations, as well as to our customers, suppliers, employees and other third parties, and we store subscribers' data on our edge-to-cloud mass storage platform. As our operations become more automated and increasingly interdependent and our edge-to-cloud mass storage platform service grows, our exposure to the risks posed by storage, transfer, and maintenance of data, such as damage, corruption, loss, unavailability, unauthorized acquisition and other proceeding, and other security risks, including risks of distributions to our platform or security breaches and incidents impacting our digital infrastructure and data, will continue to increase.

Despite the measures we and our vendors put in place designed to protect our computer equipment and data, our customers, suppliers, employees or other third parties, the digital infrastructure and data have been and may continue to be vulnerable to phishing, employee or contractor error, hacking, cyberattacks, ransomware and other malware, malfeasance, system error or other irregularities or incidents, including from attacks or breaches and incidents at third party vendors we utilize. In addition, the measures we take may not be sufficient for all eventualities. There have been and may continue to be significant supply chain attacks, and we cannot guarantee that our or our suppliers' or other vendors' systems, networks, or other components or infrastructure have not been compromised or do not contain exploitable defects, bugs or vulnerabilities. We anticipate that these threats will continue to grow in scope and complexity over time due to the development and deployment of increasingly advanced tools and techniques.

We and our vendors may be unable to anticipate or prevent these attacks and other threats, react in a timely manner, or implement adequate preventive measures, and we and they may face delays in detection or remediation of, or other responses to, security breaches and other security-related incidents. The costs to eliminate or address security problems and security vulnerabilities before or after a security breach or incident may be significant. Certain legacy information technology ("IT") systems may not be easily remediated, and our disaster recovery planning may not be sufficient for all eventualities. Our remediation and other aspects of our efforts to address any attack, compromise, breach or incident may not be successful and could result in interruptions, delays or cessation of service. Security breaches or incidents and unauthorized access to, or loss, corruption, unavailability, or processing of data we and our vendors maintain or otherwise process has exposed us and could expose us, our vendors and customers or other third parties to a risk of loss or misuse of this data. Any actual or perceived breach incident could result in litigation or governmental investigations, fines, penalties, indemnity obligations and other potential liability and costs for us, materially damage our brand, cause us to lose existing or potential customers, impede critical functions or otherwise materially harm our business, results of operations and financial condition.

Additionally, defending against claims, litigation or regulatory inquiries or proceedings relating to any security breach or other security incident, regardless of merit, could be costly and divert attention of key personnel. We cannot ensure that any provisions in our contracts with customers or others relating to limitations of liability would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any claim. The insurance coverage we maintain that is intended to address certain data security risks may be insufficient to cover all types of claims or losses that may arise and has been increasing in price over time. We cannot be certain that insurance coverage will continue to be available to us on economically reasonable terms, or at all.

We must successfully implement our new global enterprise resource planning system and maintain and upgrade our information technology systems, and our failure to do so could have a material adverse effect on our business, financial condition and results of operations.

We are in the process of implementing, and will continue to invest in and implement, modifications and upgrades to our IT systems and procedures, including making changes to legacy systems or acquiring new systems with new functionality, and building new policies, procedures, training programs and monitoring tools.

We are engaged in a multi-year implementation of a new global enterprise resource planning system ("ERP") which requires significant investment of human and financial resources. The ERP is designed to efficiently maintain our financial records and provide information important to the operation of our business to our management team. In implementing the ERP, we may experience significant increases to inherent costs and risks associated with changing and acquiring these systems, policies, procedures and monitoring tools, including capital expenditures, additional operating expenses, demands on management time and other risks and costs of delays or difficulties in transitioning to or integrating new systems policies, procedures or monitoring tools into our current systems. Any significant disruption or deficiency in the design and implementation of the ERP may adversely affect our ability to process orders, ship product, send invoices and track payments, fulfill contractual obligations, maintain effective disclosure controls and internal control over financial reporting or otherwise operate our business. These implementations, modifications and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, difficulties with implementing new technology systems, such as ERP, delays in our timeline for planned improvements, significant system failures or our inability to successfully modify our IT systems, policies, procedures or monitoring tools to respond to changes in our business needs in the past have caused and in the future may cause disruptions in our business operations, increase security risks, and may have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OWNING OUR ORDINARY SHARES

The price of our ordinary shares may be volatile and could decline significantly.

The market price of our ordinary shares has fluctuated and may continue to fluctuate or decline significantly in response to various factors some of which are beyond our control, including:

- general stock market conditions, or general uncertainty in stock market conditions due to global economic conditions and negative financial news unrelated to our business or industry, including the impact of the COVID-19 pandemic;
- the timing and amount of or the discontinuance of our share repurchases;
- actual or anticipated variations in our results of operations;
- announcements of innovations, new products, significant contracts, acquisitions, or significant price reductions by us or our competitors, including those competitors who offer alternative storage technology solutions;
- our failure to meet our guidance or the performance estimates of investment research analysts, or changes in financial estimates by investment research analysts;
- significant announcements by or changes in financial condition of a large customer;
- the ability of our customers to procure necessary components which may impact their demand or timing of their demand for our products, especially during a period of persistent supply chain shortages;

- reduction in demand from our key customers due to macroeconomic conditions that reduce cloud, enterprise or consumer spending;
- actual or perceived security breaches or incidents or security vulnerabilities;
- actual or anticipated changes in the credit ratings of our indebtedness by rating agencies; and
- the sale of our ordinary shares held by certain equity investors or members of management.

In addition, in the past, following periods of decline in the market price of a company's securities, class action lawsuits have often been pursued against that company. If similar litigation were pursued against us, it could result in substantial costs and a diversion of management's attention and resources, which could materially adversely affect our results of operations, financial condition and liquidity.

Any decision to reduce or discontinue the payment of cash dividends to our shareholders or the repurchase of our ordinary shares pursuant to our previously announced share repurchase program could cause the market price of our ordinary shares to decline significantly.

Although historically we have announced regular cash dividend payments and a share repurchase program, we are under no obligation to pay cash dividends to our shareholders in the future at historical levels or at all or to repurchase our ordinary shares at any particular price or at all. The declaration and payment of any future dividends is at the discretion of our Board of Directors. Our previously announced share repurchase program was paused in the December 2022 quarter, remained paused through the end of fiscal year 2023 and there are no assurances as to if and when the program will resume. Our payment of quarterly cash dividends and the repurchase of our ordinary shares pursuant to our share repurchase program are subject to, among other things, our financial position and results of operations, distributable reserves, available cash and cash flow, capital and regulatory requirements, market and economic conditions, our ordinary share price and other factors. Any reduction or discontinuance by us of the payment of quarterly cash dividends or the repurchase of our ordinary shares pursuant to our share repurchase program could cause the market price of our ordinary shares to decline significantly. Moreover, in the event our payment of quarterly cash dividends or repurchases of our ordinary shares are reduced or discontinued, our failure to resume such activities at historical levels could result in a persistent lower market valuation of our ordinary shares.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES

Our principal executive offices are located in Ireland. Our principal manufacturing facilities are located in China, Malaysia, Northern Ireland, Singapore, Thailand and the United States. Our principal product development facilities are located in California, Colorado, Minnesota and Singapore. Our leased facilities are occupied under leases that expire on various dates through 2067.

Our material manufacturing, product development and marketing and administrative facilities at June 30, 2023 are as follows:

Location	Building(s) Owned or Leased	Approximate Square Footage	Primary Use
Europe			
Northern Ireland			
Springtown	Owned	479,000	Manufacture of recording heads
United States			
California	Leased	575,000	Product development, marketing and administrative and operational offices
Colorado	Leased	533,000	Product development, administrative and operational offices
Minnesota	Owned/Leased	1,096,000	Manufacture of recording heads and product development
Asia			
China			
Wuxi	Leased	707,000	Manufacture of drives and drive subassemblies
Malaysia			
Johor	Owned [(1)]	631,000	Manufacture of substrates
Singapore			
Woodlands	Owned/Leased [(1)]	1,511,000	Manufacture of media, administrative and operational offices
Ayer Rajah	Leased	410,000	Product development, administrative and operational offices
Thailand			
Korat	Owned/Leased	2,710,000	Manufacture of drives and drive subassemblies
Teparuk	Owned/Leased	453,000	Manufacture of drive subassemblies

_____
[(1)] Land leases for these facilities expire on various dates through 2067.

As of June 30, 2023, we owned or leased a total of approximately 9.8 million square feet of space worldwide. We believe that our existing properties are in good operating condition and are suitable for the operations for which they are used.

ITEM 3.   LEGAL PROCEEDINGS

See "Item 8. Financial Statements and Supplementary Data—*Note 14. Legal, Environmental and Other Contingencies.*"

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our ordinary shares trade on the NASDAQ Global Select Market under the symbol "STX."

As of July 31, 2023, there were approximately 487 holders of record of our ordinary shares. We did not sell any of our equity securities during fiscal year 2023 that were not registered under the Securities Act of 1933, as amended.

Performance Graph

The performance graph below shows the cumulative total shareholder return on our ordinary shares for the period from June 29, 2018 to June 30, 2023. This is compared with the cumulative total return of the Dow Jones U.S. Computer Hardware Index and the Standard & Poor's 500 Stock Index ("S&P 500") over the same period. The graph assumes that on June 29, 2018, $100 was invested in our ordinary shares and $100 was invested in each of the other two indices, with dividends reinvested on the date of payment without payment of any commissions. Dollar amounts in the graph are rounded to the nearest whole dollar. The performance shown in the graph represents past performance and should not be considered an indication of future performance.

**COMPARISON OF 60 MONTH
CUMULATIVE TOTAL RETURN
Among Seagate Technology Holdings plc, The S&P 500 Index
And The Dow Jones U.S. Computer Hardware Index**



	6/29/2018	6/28/2019	7/3/2020	7/2/2021	7/1/2022	6/30/2023
Seagate Technology Holdings plc	$ 100.00	$ 88.32	$ 93.37	$ 178.82	$ 146.57	$ 137.65
S&P 500	100.00	110.42	118.70	167.13	149.39	178.66
Dow Jones U.S. Computer Hardware	100.00	106.49	184.21	281.05	280.39	394.47

Dividends

Our ability to pay dividends in the future will be subject to, among other things, general business conditions within the data storage industry, our financial results, the impact of paying dividends on our credit ratings and legal and contractual restrictions on the payment of dividends by our subsidiaries to us or by us to our ordinary shareholders, including restrictions imposed by covenants on our debt instruments.

Repurchases of Equity Securities

All repurchases of our outstanding ordinary shares are effected as redemptions in accordance with our Constitution.

As of June 30, 2023, $1.9 billion remained available for repurchase of ordinary shares under the existing repurchase authorization limits authorized by our Board of Directors on October 21, 2020 and February 22, 2021. There is no expiration date on our repurchase authorizations. The timing of purchases will depend upon prevailing market conditions, alternative uses of capital and other factors. We may limit or terminate the repurchase program at any time.

The following table sets forth information with respect to all repurchases of our ordinary shares made during the fiscal year ended June 30, 2023, including statutory tax withholdings related to vesting of employee equity awards (in millions, except average price paid per share):

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share [1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [1]
1st Quarter through 3rd Quarter of Fiscal Year 2023	6	$ 74.55	6	$ 1,924
April 1, 2023 through April 28, 2023	—	—	—	1,924
April 29, 2023 through May 26, 2023	—	—	—	1,924
May 27, 2023 through June 30, 2023	—	—	—	1,921
Through 4th Quarter of Fiscal Year 2023	6		6	$ 1,921

_____

[1] Repurchase of shares including tax withholdings.

ITEM 6.   [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the Company's financial condition, changes in financial condition and results of operations for the fiscal years ended June 30, 2023 and July 1, 2022. Discussions of year-to-year comparisons between fiscal years 2022 and 2021 are not included in this Annual Report on Form 10-K and can be found in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended July 1, 2022, which was filed with the SEC on August 5, 2022.

You should read this discussion in conjunction with "Item 8. Financial Statements and Supplementary Data" included elsewhere in this Annual Report on Form 10-K. Except as noted, references to any fiscal year mean the twelve-month period ending on the Friday closest to June 30 of that year. Accordingly, fiscal year 2023 and 2022 both comprised of 52 weeks and ended on June 30, 2023 and July 1, 2022, respectively. Fiscal year 2026 will be comprised of 53 weeks and will end on July 3, 2026.

Our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is provided in addition to the accompanying consolidated financial statements and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

- *Overview of Fiscal Year 2023.* Highlights of events in fiscal year 2023 that impacted our financial position.

- *Results of Operations.* Analysis of our financial results comparing fiscal years 2023 and 2022.

- *Liquidity and Capital Resources.* Analysis of changes in our balance sheets and cash flows and discussion of our financial condition, including potential sources of liquidity, material cash requirements and their general purpose.

- *Critical Accounting Policies and Estimates.* Accounting policies and estimates that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results.

For an overview of our business, see "Part I, Item 1. Business."

Overview of Fiscal Year 2023

During fiscal year 2023, we shipped 441 exabytes of HDD storage capacity. We generated revenue of approximately $7.4 billion with a gross margin of 18%. Our operating cash flow was $942 million. We repurchased approximately 5 million of our ordinary shares for $408 million and paid $582 million in dividends.

We reduced our outstanding debt by $195 million through exchange and repurchase of certain senior notes and Term Loans facility with longer duration senior notes and recorded a net gain of $190 million as a result of debt extinguishment. Additionally, we entered into a settlement agreement related to BIS' allegations regarding violations of the U.S. EAR and recorded a settlement penalty of $300 million.

Recent Developments, Economic Conditions and Challenges

During fiscal year 2023, the data storage industry and our business continued to be impacted by macroeconomic uncertainties and customer inventory adjustments, which led to a significant slowdown in demand for our products, particularly in the mass capacity markets. In response to changes in market demand, we undertook actions to lower our cost structure and reduced manufacturing production plans, which resulted in factory underutilization charges. We expect these market conditions will continue to impact our business and results of operations over the near term. Under these conditions, we are continuing to actively manage costs, drive operational efficiencies and maintain supply discipline.

In light of the deterioration of economic conditions, we undertook the October 2022, April 2023 and other restructuring plans to reduce our cost in response to change in macroeconomic and business conditions during fiscal year 2023. These restructuring plans were substantially completed by the end of fiscal year 2023 with total charges of approximately $269 million, mainly consisting of employee severance cost and other one-time termination benefits. Refer to " Item 8. Financial Statements and Supplementary Data—*Note 7. Restructuring and Exit Costs*" for more details.

We continue to actively monitor the effects and potential impacts of inflation, other macroeconomic factors and the pandemic on all aspects of our business, supply chain, liquidity and capital resources including governmental policies that could periodically shut down an entire city where we, our suppliers or our customers operate. We are complying with governmental rules and guidelines across all of our sites. Although we are unable to predict the future impact on our business, results of operations, liquidity or capital resources at this time, we expect we will continue to be negatively affected if the inflation, other macroeconomic factors and the pandemic and related public and private health measures result in substantial manufacturing or supply chain challenges, substantial reductions or delays in demand due to disruptions in the operations of our customers or partners, disruptions in local and global economies, volatility in the global financial markets, sustained reductions or volatility in overall demand trends, restrictions on the export or shipment of our products or our customer's products, or other unexpected ramifications. For a further discussion of the uncertainties and business risks associated with the COVID-19 pandemic, see "Part I, Item 1A. Risk Factors" of our Annual Report.

Regulatory settlement

On April 18, 2023, our subsidiaries Seagate Technology LLC and Seagate Singapore International Headquarters Pte. Ltd entered into the Settlement Agreement with the BIS that resolves BIS' allegations regarding our sales of hard disk drives to Huawei between August 17, 2020 and September 29, 2021. Under the terms of the Settlement Agreement, we agreed to pay $300 million to the BIS in quarterly installments of $15 million over the course of five years beginning October 31, 2023. We have also agreed to complete three audits of its compliance with the license requirements of Section 734.9 of the EAR, including one audit by an unaffiliated third-party consultant chosen by us with expertise in U.S. export control laws and two internal audits. The Settlement Agreement also includes a denial order that is currently suspended and will be waived five years after the date of the order issued under the Settlement Agreement, provided that we have made full and timely payments under the Settlement Agreement and timely completed the audit requirements. While we are in compliance with and upon successful compliance in full with the terms of the Settlement Agreement, BIS has agreed it will not initiate any further administrative proceedings against us in connection with any violation of the EAR arising out of the transactions detailed in the Settlement Agreement.

While we believed that we complied with all relevant export control laws at the time we made the hard disk drive sales at issue, we determined that engaging with BIS and settling this matter was in the best interest of Seagate, our customers and our shareholders. In determining to engage with BIS and resolve this matter through a settlement agreement, we considered a number of factors, including the risks and cost of protracted litigation involving the U.S. government, as well as the size of the potential penalty and our desire to focus on current business challenges and long-term business strategy. The Settlement Agreement includes a finding that we incorrectly interpreted the regulation at issue to require evaluation of only the last stage of our hard disk drive manufacturing process rather than the entire process. As part of this settlement, we have agreed not to contest BIS' determination that the sales in question did not comply with the U.S. EAR. Refer to "Item 8. Financial Statements and Supplementary Data—*Note 14. Legal, Environmental and Other Contingencies*" for more details.

Results of Operations

We list in the tables below summarized information from our Consolidated Statements of Operations by dollar amounts and as a percentage of revenue:

| | Fiscal Years Ended | |
| | June 30, 2023 | July 1, 2022 |
(Dollars in millions)		
Revenue	$ 7,384	$ 11,661
Cost of revenue	6,033	8,192
Gross profit	1,351	3,469
Product development	797	941
Marketing and administrative	491	559
Amortization of intangibles	3	11
BIS settlement penalty	300	—
Restructuring and other, net	102	3
(Loss) income from operations	(342)	1,955
Other expense, net	(154)	(276)
(Loss) income before income taxes	(496)	1,679
Provision for income taxes	33	30
Net (loss) income	$ (529)	$ 1,649

| | Fiscal Years Ended | |
	June 30, 2023	July 1, 2022
Revenue	100 %	100 %
Cost of revenue	82	70
Gross margin	18	30
Product development	11	8
Marketing and administrative	7	5
Amortization of intangibles	—	—
BIS settlement penalty	4	—
Restructuring and other, net	1	—
Operating margin	(5)	17
Other expense, net	(2)	(3)
(Loss) income before income taxes	(7)	14
Provision for income taxes	—	—
Net (loss) income	(7)%	14 %

Revenue

The following table summarizes information regarding consolidated revenues by channel, geography, and market and HDD exabytes shipped by market and price per terabyte:

| | Fiscal Years Ended | |
	June 30, 2023	July 1, 2022
Revenues by Channel (%)		
OEMs	74 %	75 %
Distributors	15 %	14 %
Retailers	11 %	11 %
Revenues by Geography (%) [1]		
Asia Pacific	45 %	46 %
Americas	41 %	40 %
EMEA	14 %	14 %
Revenues by Market (%)		
Mass capacity	66 %	68 %
Legacy	21 %	23 %
Other	13 %	9 %
HDD Exabytes Shipped by Market		
Mass capacity	380	541
Legacy	61	90
Total	441	631
HDD Price per Terabyte	$ 15	$ 17

_____
[1] Revenue is attributed to geography based on the bill from location.

| | Fiscal Years Ended | | | |
(Dollars in millions)	June 30, 2023	July 1, 2022	Change	% Change
Revenue	$ 7,384	$ 11,661	$ (4,277)	(37)%

Revenue in fiscal year 2023 decreased approximately 37%, or $4.3 billion, from fiscal year 2022, primarily due to a decrease in exabytes shipped and to a lesser extend price erosion, as a result of lower demand in mass capacity and legacy markets that were impacted by macroeconomic conditions and pandemic-related headwinds. We expect the current market conditions will continue to persist at least through the first half of fiscal year 2024.

Cost of Revenue and Gross Margin

| | Fiscal Years Ended | | | |
(Dollars in millions)	June 30, 2023	July 1, 2022	Change	% Change
Cost of revenue	$ 6,033	$ 8,192	$ (2,159)	(26)%
Gross profit	1,351	3,469	(2,118)	(61)%
Gross margin	18 %	30 %		

For fiscal year 2023, gross margin decreased compared to the prior fiscal year primarily driven by factory underutilization charges of $250 million associated with lower production levels and pandemic-related lockdown in one of our factories, order cancellation fees of $108 million, lower demand in mass capacity and legacy markets with less favorable product mix, price erosion, and accelerated depreciation expense for certain capital equipment.

Operating Expenses

(Dollars in millions)	Fiscal Years Ended			
	June 30, 2023	July 1, 2022	Change	% Change
Product development	$ 797	$ 941	$ (144)	(15)%
Marketing and administrative	491	559	(68)	(12)%
Amortization of intangibles	3	11	(8)	(73)%
BIS settlement penalty	300	—	300	*
Restructuring and other, net	102	3	99	3,300 %
Operating expenses	$ 1,693	$ 1,514	$ 179	

_____

*Not a meaningful figure

Product Development Expense. Product development expenses for fiscal year 2023 decreased by $144 million from fiscal year 2022 primarily due to a $70 million decrease in variable compensation and related benefit expenses, a $51 million decrease in compensation and other employee benefits primarily from the reduction in headcount as a result of our October 2022 and April 2023 restructuring plans and a temporary salary reduction program, a $14 million decrease in material expense and a $6 million decrease in equipment expense.

Marketing and Administrative Expense. Marketing and administrative expenses for fiscal year 2023 decreased by $68 million from fiscal year 2022 primarily due to a $41 million decrease in variable compensation and related benefit expenses, a $24 million decrease in compensation and other employee benefits primarily from the reduction in headcount as a result of our October 2022 and April 2023 restructuring plans and a temporary salary reduction program and a $7 million recovery of an accounts receivable previously written-off in prior years, partially offset by a $2 million increase in travel expense as a result of the easing of pandemic-related travel restrictions.

Amortization of Intangibles. Amortization of intangibles for fiscal year 2023 decreased by $8 million, as compared to fiscal year 2022, due to certain intangible assets that reached the end of their useful lives.

BIS settlement penalty. The BIS settlement penalty for fiscal year 2023 was $300 million, related to BIS' allegations of violations of the EAR, which were resolved by the Settlement Agreement in April 2023. Refer to "Item 8. Financial Statements and Supplementary Data—*Note 14. Legal, Environmental and Other Contingencies*" for more details.

Restructuring and Other, net. Restructuring and other, net for fiscal year 2023 was $102 million, primarily comprised of workforce reduction costs and other exit costs under our October 2022 and April 2023 restructuring plans, partially offset by gains from the sale of certain properties and assets of $167 million.

Restructuring and other, net for fiscal year 2022 was not material.

Other Expense, net

(Dollars in millions)	Fiscal Years Ended			
	June 30, 2023	July 1, 2022	Change	% Change
Other expense, net	$ (154)	$ (276)	$ 122	(44)%

Other expense, net for fiscal year 2023 decreased by $122 million compared to fiscal year 2022 primarily due to a $190 million net gain recognized from early redemption and extinguishment of certain senior notes, partially offset by a $64 million net increase in interest expense from the exchange and issuance of long-term debt.

Income Taxes

(Dollars in millions)	Fiscal Years Ended			
	June 30, 2023	July 1, 2022	Change	% Change
Provision for income taxes	$ 33	$ 30	$ 3	10 %

We recorded an income tax provision of $33 million for fiscal year 2023 compared to an income tax provision of $30 million for fiscal year 2022. Despite a consolidated loss on a worldwide basis, we still have taxes payable on a global basis due to guaranteed earnings reported in certain jurisdictions as compared to fiscal year 2022.

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IRA") was enacted into U.S. law. The legislation includes a new corporate alternative minimum tax (the "CAMT") of 15% on the adjusted financial statement income ("AFSI") of corporations with average AFSI exceeding $1.0 billion over a three-year period. Although CAMT is effective for us beginning in fiscal year 2024, Seagate does not meet the criteria to be subject to CAMT for fiscal year 2024.

Our Irish tax resident parent holding company owns various U.S. and non-Irish subsidiaries that operate in multiple non-Irish income tax jurisdictions. Our worldwide operating income is either subject to varying rates of income tax or is exempt from income tax due to tax incentive programs we operate under in Singapore and Thailand. These tax incentives are scheduled to expire in whole or in part at various dates through 2033. Certain tax incentives may be extended if specific conditions are met.

Our income tax provision recorded for fiscal years 2023 and 2022 differed from the provision for income taxes that would be derived by applying the Irish statutory rate of 25% to income before income taxes, primarily due to the net effect of (i) non-Irish earnings generated in jurisdictions that are subject to tax incentive programs and are considered indefinitely reinvested outside of Ireland; and (ii) current year generation of research credits.

We anticipate that our effective tax rate in future periods will generally be less than the Irish statutory rate based on our ownership structure, our intention to indefinitely reinvest earnings from our subsidiaries outside of Ireland and the potential future changes in our valuation allowance for deferred tax assets.

Liquidity and Capital Resources

The following sections discuss our principal liquidity requirements, as well as our sources and uses of cash and our liquidity and capital resources. Our cash and cash equivalents are maintained in investments with remaining maturities of 90 days or less at the time of purchase. The principal objectives of our investment policy are the preservation of principal and maintenance of liquidity. We believe our cash equivalents are liquid and accessible. We operate in some countries that have restrictive regulations over the movement of cash and/or foreign exchange across their borders. However, we believe our sources of cash will continue to be sufficient to fund our operations and meet our cash requirements for the next 12 months. Although there can be no assurance, we believe that our financial resources, along with controlling our costs and capital expenditures, will allow us to manage the ongoing impacts of macroeconomic and other headwinds including higher inflationary pressures, inventory adjustments by our customers and the overall market demand disruptions on our business operations for the foreseeable future. However, some challenges to our industry and to our business continue to remain uncertain and cannot be predicted at this time. Consequently, we will continue to evaluate our financial position in light of future developments, particularly those relating to the global economic factors.

We are not aware of any downgrades, losses or other significant deterioration in the fair value of our cash equivalents from the values reported as of June 30, 2023. For additional information on risks and factors that could impact our ability to fund our operations and meet our cash requirements, including the pandemic, among others, see "Part I, Item 1A. Risk Factors" of our Annual Report.

Cash and Cash Equivalents

	As of		
(Dollars in millions)	June 30, 2023	July 1, 2022	Change
Cash and cash equivalents	$ 786	$ 615	$ 171

Our cash and cash equivalents increased by $171 million from July 1, 2022 primarily as a result of net cash of $942 million provided by operating activities, net proceeds of $1.6 billion from issuance of long-term debt and proceeds from the sale of assets of $534 million, partially offset by repayment of long-term debt of $1.6 billion, payment of dividends to our shareholders of $582 million, repurchases of our ordinary shares of $408 million, and payments for capital expenditures of $316 million. The following table summarizes results from the Consolidated Statement of Cash Flows for the periods indicated:

(Dollars in millions)	Fiscal Years Ended	
	June 30, 2023	July 1, 2022
Net cash flow provided by (used in):		
Operating activities	$ 942	$ 1,657
Investing activities	217	(352)
Financing activities	(988)	(1,899)
Net increase/(decrease) in cash, cash equivalents and restricted cash	$ 171	$ (594)

Cash Provided by Operating Activities

Cash provided by operating activities for fiscal year 2023 was $942 million and includes the effects of net income adjusted for non-cash items including depreciation, amortization, share-based compensation and:

- a decrease of $911 million in accounts receivable, primarily due to lower revenue and timing of collections;

- a decrease of $425 million in inventories, primarily due to a decrease in units built to align with the prevailing demand environment; and

- an increase of $110 million cash proceeds received from the settlement of certain interest rate swap agreements; partially offset by

- a decrease of $421 million in accounts payable, primarily due to a decrease in materials purchased; and

- a decrease of $152 million in accrued employee compensation, primarily due to cash paid to our employees as part of our variable compensation plans and a decrease in our variable compensation expense.

Cash provided by operating activities for fiscal year 2022 was approximately $1.7 billion and includes the effects of net income adjusted for non-cash items including depreciation, amortization, share-based compensation and:

- an increase of $228 million in accounts payable, primarily due to timing of payments and an increase in materials purchased; partially offset by

- an increase of $374 million in accounts receivable, primarily due to linearity of sales; and

- an increase of $361 million in inventories, primarily due to timing of shipments, and an increase in materials purchased for production of higher capacity drives and to mitigate supply chain disruptions.

Cash Used in Investing Activities

In fiscal year 2023, we received $217 million for net cash investing activities, which was primarily due to proceeds of $534 million from the sale of assets, offset by payments for the purchase of property, equipment and leasehold improvements of $316 million.

In fiscal year 2022, we used $352 million for net cash investing activities, which was primarily due to payments for the purchase of property, equipment and leasehold improvements of $381 million and payments for the purchase of investments of $18 million, partially offset by proceeds from the sale of investments of $47 million.

Cash Used in Financing Activities

Net cash used in financing activities of $988 million for fiscal year 2023 was primarily attributable to the following activities:

- $1.6 billion repurchases of long-term debt;

- $582 million in dividend payments; and

- $408 million in payments for repurchases of our ordinary shares; partially offset by

- $1.6 billion in proceeds from the issuance of long-term debt; and

- $68 million in proceeds from the issuance of ordinary shares under employee stock plans.

Net cash used in financing activities of $1.9 billion for fiscal year 2022 was primarily attributable to the following activities:

- $1.8 billion in payments for repurchases of our ordinary shares;

- $701 million net purchases of long-term debt; and

- $610 million in dividend payments; partially offset by

- $1.2 billion from the issuance of long-term debt; and

- $68 million in proceeds from the issuance of ordinary shares under employee stock plans.

Liquidity Sources

Our primary sources of liquidity as of June 30, 2023, consist of: (1) approximately $786 million in cash and cash equivalents, (2) cash we expect to generate from operations and (3) $1.5 billion available for borrowing under our senior unsecured revolving credit facility ("Revolving Credit Facility"), which is part of our credit agreement (the "Credit Agreement").

As of June 30, 2023, no borrowings (including swing line loans) were outstanding and no commitments were utilized for letters of credit issued under the Revolving Credit Facility. The Revolving Credit Facility is available for borrowings, subject to compliance with financial covenants and other customary conditions to borrowing.

The Credit Agreement includes three financial covenants: (1) interest coverage ratio, (2) leverage ratio and (3) a minimum liquidity amount. On May 19, 2023, we entered into the Eighth Amendment to our Credit Agreement to increase the maximum permitted total net leverage ratio and reduce the minimum interest coverage ration during the covenant relief period. The maximum total net leverage ratio is 6.75 to 1.00 beginning with the fiscal quarter ending June 30, 2023, with periodic step downs during the covenant relief period, shifting to a maximum total leverage ratio of 4.00 to 1.00 for any fiscal quarter ending at any time other than during the covenant relief period. The minimum interest coverage ratio is 2.50 to 1.00 beginning with the fiscal quarter ending June 30, 2023, with periodic step downs and step ups during the covenant relief period, returning to a minimum interest coverage ratio of 3.25 to 1.00 for any fiscal quarter ending after June 28, 2024, and for any fiscal quarter ending at any time other than during the covenant relief period. The covenant relief period terminates on June 27, 2025. As part of this Amendment, the aggregate revolving loan commitments were reduced from $1.75 billion to $1.5 billion. We continue to evaluate our debt portfolio and structure to comply with our financial debt covenants. As of June 30, 2023, we were in compliance with all of the covenants under our debt agreements. Refer to "Item 8. Financial Statements and Supplementary Data—*Note 4. Debt*" for more details.

As of June 30, 2023, cash and cash equivalents held by non-Irish subsidiaries was $638 million. This amount is potentially subject to taxation in Ireland upon repatriation by means of a dividend into our Irish parent. However, it is our intent to indefinitely reinvest earnings of non-Irish subsidiaries outside of Ireland and our current plans do not demonstrate a need to repatriate such earnings by means of a taxable Irish dividend. Should funds be needed in the Irish parent company and should we be unable to fund parent company activities through means other than a taxable Irish dividend, we would be required to accrue and pay Irish taxes on such dividend.

We believe that our sources of cash will be sufficient to fund our operations and meet our cash requirements for at least the next 12 months. Our ability to fund liquidity requirements beyond 12 months will depend on our future cash flows, which are determined by future operating performance, and therefore, subject to prevailing global macroeconomic conditions and financial, business and other factors, some of which are beyond our control. For additional information on risks and factors that could impact our ability to fund our operations and meet our cash requirements, among others, see "Part I, Item 1A. Risk Factors" of this Annual Report.

Cash Requirements and Commitments

Our liquidity requirements are primarily to meet our working capital, product development and capital expenditure needs, to fund scheduled payments of principal and interest on our indebtedness, and to fund our quarterly dividend and any future strategic investments.

Purchase obligations

Purchase obligations are defined as contractual obligations for the purchase of goods or services, which are enforceable and legally binding on us, and that specify all significant terms. From time to time, we enter into long-term, non-cancelable purchase commitments or make large up-front investments with certain suppliers in order to secure certain components or technologies for the production of our products or to supplement our internal manufacturing capacity for certain components. As of June 30, 2023, we had unconditional purchase obligations of approximately $3.7 billion, primarily related to purchases of inventory components with our suppliers. We expect $919 million of these commitments to be paid within one year.

Capital expenditures

We incur material capital expenditures to design and manufacture our products that depend on advanced technologies and manufacturing techniques. As of June 30, 2023, we had unconditional commitment of $238 million primarily related to purchases of equipment, of which approximately $137 million is expected to be paid within one year. For fiscal year 2024, we expect capital expenditures to be lower than fiscal year 2023.

Operating leases

We are a lessee in several operating leases related to real estate facilities for warehouse, office and lab space. As of June 30, 2023, the amount of future minimum rent expense for both occupied and vacated facilities net of sublease income under non-cancelable operating lease contracts was $564 million, of which $53 million is expected to be paid within one year. Refer to "Item 8. Financial Statements and Supplementary Data—*Note 6. Leases*" for details.

Long-term debt and interest payments on debt

As of June 30, 2023, the future principal payment obligation on our long-term debt was $5.5 billion, of which $63 million will mature within one year. As of June 30, 2023, future interest payments on this outstanding debt is estimated to be approximately $2.2 billion, of which $324 million is expected to be paid within one year. From time to time, we may repurchase, redeem or otherwise extinguish any of our outstanding senior notes in open market or privately negotiated purchases or otherwise, or we may repurchase or redeem outstanding senior notes pursuant to the terms of the applicable indenture. Refer to "Item 8. Financial Statements and Supplementary Data—*Note 4. Debt*" for more details.

BIS settlement penalty

We accrued a settlement penalty of $300 million for fiscal year 2023, related to BIS' allegations of violations of the U.S. EAR, which were subsequently resolved by the Settlement Agreement in April 2023. As part of the Settlement Agreement with BIS, quarterly payments of $15 million will be made over the course of five years beginning October 31, 2023, of which $45 million is expected to be paid within one year and $255 million thereafter. Refer to "Item 8. Financial Statements and Supplementary Data—*Note 14. Legal, Environmental and Other Contingencies*" for more details.

Restructuring

On October 24, 2022, we committed to an October 2022 plan (the "October 2022 Plan") to reduce our cost structure to better align our operational needs to current economic conditions while continuing to support the long-term business strategy. On March 29, 2023, in light of further deteriorating economic conditions, we committed to an expansion of the October 2022 Plan to further reduce the global headcount by approximately 480 employees to a total reduction of approximately 3,480 employees. The expanded plan includes aligning our business plan to near-term market conditions, along with other cost saving measures. On April 20, 2023, the Company committed to an April 2023 restructuring plan (the "April 2023 Plan") to further reduce its cost structure in response to changes in macroeconomic and business conditions. The April 2023 Plan was intended to align the Company's operational needs with the near-term demand environment while continuing to support the long-term business strategy. Both the October 2022 Plan and the April 2023 Plan were substantially completed by the end of the fiscal year 2023.

During fiscal year 2023, we recorded restructuring and other, net of $102 million, primarily related to the workforce reduction costs under the October 2022 Plan and the April 2023 Plan, partially offset by gains from the sale of certain properties and assets. We made cash payments of $155 million for all active restructuring plans. As of June 30, 2023, the future cash payments related to our remaining active restructuring plans were $119 million, of which $117 million is expected to be paid within one year.

Income Tax

As of June 30, 2023, we had a liability for unrecognized tax benefits and an accrual for the payment of related interest totaling $4 million, none of which is expected to be settled within one year. Outside of one year, we are unable to make a reasonably reliable estimate of when cash settlement with a taxing authority will occur.

Dividends

On July 26, 2023, our Board of Directors declared a quarterly cash dividend of $0.70 per share, which will be payable on October 10, 2023 to shareholders of record as of the close of business on September 26, 2023. Our ability to pay dividends in the future will be subject to, among other things, general business conditions within the data storage industry, our financial results, the impact of paying dividends on our credit ratings and legal and contractual restrictions on the payment of dividends by our subsidiaries to us or by us to our ordinary shareholders, including restrictions imposed by covenants on our debt instruments.

Share repurchases

From time to time, at our discretion, we may repurchase any of our outstanding ordinary shares through private, open market, or broker assisted purchases, tender offers, or other means, including through the use of derivative transactions. During fiscal year 2023, we repurchased approximately 6 million of our ordinary shares including shares withheld for statutory tax withholdings related to vesting of employee equity awards. See "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities-Repurchases of Our Equity Securities." As of June 30, 2023, $1.9 billion remained available for repurchase under our existing repurchase authorization limit. We may limit or terminate the repurchase program at any time. All repurchases are effected as redemptions in accordance with our Constitution.

We require substantial amounts of cash to fund any increased working capital requirements, future capital expenditures, scheduled payments of principal and interest on our indebtedness and payments of dividends. We will continue to evaluate and manage the retirement and replacement of existing debt and associated obligations, including evaluating the issuance of new debt securities, exchanging existing debt securities for other debt securities and retiring debt pursuant to privately negotiated transactions, open market purchases, tender offers or other means or otherwise. In addition, we may selectively pursue strategic alliances, acquisitions, joint ventures and investments, which may require additional capital.

Critical Accounting Policies and Estimates

The Company's accounting policies are more fully described in "Item 8. Financial Statements and Supplementary Data—*Note 1. Basis of Presentation and Summary of Significant Accounting Policies*". The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our consolidated financial statements. Critical accounting estimates are those estimates that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. Based on this definition, our most critical accounting policies include: Revenue - Sales Program Accruals, Warranty and Income Taxes. Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other accounting policies and accounting estimates relating to uncollectible customer accounts, valuation of inventories, assessing goodwill and other long-lived assets for impairment, valuation of share-based payments and restructuring. We believe that these other accounting policies and accounting estimates either do not generally require us to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on our reported results of operations for a given period.

Revenue - Sales Program Accruals. We record estimated variable consideration at the time of revenue recognition as a reduction to revenue. Variable consideration generally consists of sales incentive programs, such as price protection and volume incentives aimed at increasing customer demand. For OEM sales, rebates are typically established by estimating the most likely amount of consideration expected to be received based on an OEM customer's volume of purchases from us or other agreed upon rebate programs. For the distribution and retail channel, these sales incentive programs typically involve estimating the most likely amount of rebates related to a customer's level of sales, order size, advertising or point of sale activity as well as the expected value of price protection adjustments based on historical analysis and forecasted pricing environment. Total sales programs were 17% and 14% of gross revenue in fiscal years 2023 and 2022, respectively. Adjustments to revenues due to under or over accruals for sales programs related to revenues reported in prior quarterly periods were approximately 1% and less than 1% of gross revenue in fiscal years 2023 and 2022, respectively.

Warranty. We estimate probable product warranty costs at the time revenue is recognized. Our warranty provision considers estimated product failure rates, trends (including the timing of product returns during the warranty periods), and estimated repair or replacement costs related to product quality issues, if any. Unforeseen component failures or exceptional component performance can result in changes to warranty costs. We also exercise judgment in estimating our ability to sell refurbished products based on historical experience. Our judgment is subject to a greater degree of subjectivity with respect to newly introduced products because of limited experience with those products upon which to base our warranty estimates. If actual warranty costs differ substantially from our estimates, revisions to the estimated warranty liability would be required, which could have a material adverse effect on our results of operations.

Income Taxes. We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, recognition of income and deductions and calculation of specific tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for income tax and financial statement purposes, as well as tax liabilities associated with uncertain tax positions.

The deferred tax assets we record each period depend primarily on our ability to generate future taxable income in the United States and certain non-U.S. jurisdictions. Each period, we evaluate the need for a valuation allowance for our deferred tax assets and, if necessary, adjust the valuation allowance so that net deferred tax assets are recorded only to the extent we conclude it is more likely than not that these deferred tax assets will be realized.

In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence, including our past operating results, and our forecast of future earnings, future taxable income and prudent and feasible tax planning strategies. The assumptions utilized in determining future taxable income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses. Actual operating results in future years could differ from our current assumptions, judgments, and estimates. If our outlook for future taxable income changes significantly, our assessment of the need for, and the amount of, a valuation allowance may also change resulting in an additional tax provision or benefit.

Recent Accounting Pronouncements

See "Item 8. Financial Statements and Supplementary Data—*Note 1. Basis of Presentation and Summary of Significant Accounting Policies"* for information regarding the effect of new accounting pronouncements on our financial statements.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have exposure to market risks due to the volatility of interest rates, foreign currency exchange rates, credit rating changes and equity and bond markets. A portion of these risks may be hedged, but fluctuations could impact our results of operations, financial position and cash flows.

Interest Rate Risk. Our exposure to market risk for changes in interest rates relates primarily to our cash investment portfolio. As of June 30, 2023, we had no available-for-sale debt securities that had been in a continuous unrealized loss position for a period greater than 12 months. We had no impairments related to credit losses for available-for-sale debt securities as of June 30, 2023.

We have fixed rate and variable rate debt obligations. We enter into debt obligations for general corporate purposes including capital expenditures and working capital needs. Our Term Loans bear interest at a variable rate equal to Secured Overnight Financing Rate ("SOFR") plus a variable margin.

We have entered into certain interest rate swap agreements to convert the variable interest rate on the Term Loans to fixed interest rates. The objective of the interest rate swap agreements is to eliminate the variability of interest payment cash flows associated with the variable interest rate under the Term Loans. We designated the interest rate swaps as cash flow hedges. As of June 30, 2023, the aggregate notional amount of the Company's interest-rate swap contracts was $1.3 billion, of which $429 million will mature through September 2025 and $859 million will mature through July 2027.

The table below presents principal amounts and related fixed or weighted-average interest rates by year of maturity for our investment portfolio and debt obligations as of June 30, 2023.

(Dollars in millions, except percentages)		Fiscal Years Ended													Fair Value at June 30, 2023
		2024		2025		2026		2027		2028		Thereafter	Total		
Assets															
Money market funds, time deposits and certificates of deposit															
Floating rate	$	74	$	—	$	—	$	—	$	—	$	—	$ 74	$	74
Average interest rate		5.12 %		— %		— %		— %		— %		— %	5.12 %		
Other debt securities															
Fixed rate	$	—	$	—	$	15	$	—	$	—	$	1	$ 16	$	16
Debt															
Fixed rate	$	—	$	479	$	—	$	505	$	—	$ 3,245	$ 4,229	$	4,112
Average interest rate		— %		4.75 %		— %		4.88 %		— %		6.88 %	6.40 %		
Variable rate	$	63	$	103	$	497	$	107	$	519	$	—	$ 1,289	$	1,259
Average interest rate		5.60 %		5.61 %		5.84 %		5.52 %		5.60 %		— %	5.69 %		

Foreign Currency Exchange Risk. From time to time, we may enter into foreign currency forward exchange contracts to manage exposure related to certain foreign currency commitments and anticipated foreign currency denominated expenditures. Our policy prohibits us from entering into derivative financial instruments for speculative or trading purposes.

We hedge portions of our foreign currency denominated balance sheet positions with foreign currency forward exchange contracts to reduce the risk that our earnings will be adversely affected by changes in currency exchange rates. The change in fair value of these contracts is recognized in earnings in the same period as the gains and losses from the remeasurement of the assets and liabilities. All foreign currency forward exchange contracts mature within 12 months.

We recognized a net gain of $16 million and a net loss of $29 million in Cost of revenue and Interest expense, respectively, related to the loss of hedge designations on discontinued cash flow hedges during fiscal year 2023. We recognized a net loss of $11 million and $10 million in Cost of revenue and Interest expense, respectively, related to the loss of hedge designations on discontinued cash flow hedges during the fiscal year 2022.

The table below provides information as of June 30, 2023 about our foreign currency forward exchange contracts. The table is provided in dollar equivalent amounts and presents the notional amounts (at the contract exchange rates) and the weighted-average contractual foreign currency exchange rates.

(Dollars in millions, except average contract rate)		Notional Amount		Average Contract Rate		Estimated Fair Value[1]
Foreign currency forward exchange contracts:						
Singapore Dollar	$	356	$	1.34	$	(2)
Thai Baht		145	$	33.96		(5)
Chinese Renminbi		76	$	6.83		(3)
British Pound Sterling		65	$	0.81		2
Total	$	642			$	(8)

[1] Equivalent to the unrealized net gain (loss) on existing contracts.

Other Market Risks. We have exposure to counterparty credit downgrades in the form of credit risk related to our foreign currency forward exchange contracts and our fixed income portfolio. We monitor and limit our credit exposure for our foreign currency forward exchange contracts by performing ongoing credit evaluations. We also manage the notional amount of contracts entered into with any one counterparty, and we maintain limits on maximum tenor of contracts based on the credit rating of the financial institution. Additionally, the investment portfolio is diversified and structured to minimize credit risk.

Changes in our corporate issuer credit ratings have minimal impact on our near-term financial results, but downgrades may negatively impact our future ability to raise capital, our ability to execute transactions with various counterparties and may increase the cost of such capital.

We are subject to equity market risks due to changes in the fair value of the notional investments selected by our employees as part of our non-qualified deferred compensation plan—the Seagate Deferred Compensation Plan (the "SDCP").

In fiscal year 2014, we entered into a Total Return Swap ("TRS") in order to manage the equity market risks associated with the SDCP liabilities. We pay a floating rate, based on SOFR plus an interest rate spread, on the notional amount of the TRS. The TRS is designed to substantially offset changes in the SDCP liabilities due to changes in the value of the investment options made by employees. See "Item 8. Financial Statements and Supplementary Data—*Note 8. Derivative Financial Instruments*" of this Annual Report.

ITEM 8.   **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

SEAGATE TECHNOLOGY HOLDINGS PLC
CONSOLIDATED BALANCE SHEETS
(In millions, except share and per share data)

	Fiscal Years Ended	
	June 30, 2023	July 1, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 786	$ 615
Accounts receivable, net	621	1,532
Inventories	1,140	1,565
Other current assets	358	321
Total current assets	2,905	4,033
Property, equipment and leasehold improvements, net	1,706	2,239
Goodwill	1,237	1,237
Other intangible assets, net	—	9
Deferred income taxes	1,117	1,132
Other assets, net	591	294
Total Assets	$ 7,556	$ 8,944
LIABILITIES AND (DEFICIT) EQUITY		
Current liabilities:		
Accounts payable	$ 1,603	$ 2,058
Accrued employee compensation	100	252
Accrued warranty	78	65
Current portion of long-term debt	63	584
Accrued expenses	748	596
Total current liabilities	2,592	3,555
Long-term accrued warranty	90	83
Other non-current liabilities	685	135
Long-term debt, less current portion	5,388	5,062
Total Liabilities	8,755	8,835
Commitments and contingencies (See Notes 12, 14 and 15)		
Shareholders' (Deficit) Equity:		
Preferred shares, $0.00001 par value per share—100,000,000 authorized; no shares issued or outstanding	—	—
Ordinary shares, $0.00001 par value per share—1,250,000,000 authorized; 207,389,381 issued and outstanding at June 30, 2023 and 209,850,169 issued and outstanding at July 1, 2022	—	—
Additional paid-in capital	7,373	7,190
Accumulated other comprehensive income	98	36
Accumulated deficit	(8,670)	(7,117)
Total Shareholders' (Deficit) Equity	(1,199)	109
Total Liabilities and Shareholders' (Deficit) Equity	$ 7,556	$ 8,944

See Notes to Consolidated Financial Statements.

SEAGATE TECHNOLOGY HOLDINGS PLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Fiscal Years Ended		
	June 30, 2023	July 1, 2022	July 2, 2021
Revenue	$ 7,384	$ 11,661	$ 10,681
Cost of revenue	6,033	8,192	7,764
Product development	797	941	903
Marketing and administrative	491	559	502
Amortization of intangibles	3	11	12
BIS settlement penalty	300	—	—
Restructuring and other, net	102	3	8
Total operating expenses	7,726	9,706	9,189
(Loss) income from operations	(342)	1,955	1,492
Interest income	10	2	2
Interest expense	(313)	(249)	(220)
Net gain recognized from early redemption of debt	190	—	—
Other, net	(41)	(29)	74
Other expense, net	(154)	(276)	(144)
(Loss) income before income taxes	(496)	1,679	1,348
Provision for income taxes	33	30	34
Net (loss) income	$ (529)	$ 1,649	$ 1,314
Net (loss) income per share:			
Basic	$ (2.56)	$ 7.50	$ 5.43
Diluted	$ (2.56)	$ 7.36	$ 5.36
Number of shares used in per share calculations:			
Basic	207	220	242
Diluted	207	224	245

See Notes to Consolidated Financial Statements.

SEAGATE TECHNOLOGY HOLDINGS PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In millions)

| | Fiscal Years Ended | | |
	June 30, 2023	July 1, 2022	July 2, 2021
Net (loss) income	$ (529)	$ 1,649	$ 1,314
Other comprehensive income (loss), net of tax:			
Change in net unrealized gains (losses) on cash flow hedges:			
Net unrealized gains arising during the period	65	48	15
(Gains) losses reclassified into earnings	(13)	21	(9)
Net change	52	69	6
Change in unrealized components of post-retirement plans:			
Net unrealized gains arising during the period	11	6	1
(Gains) losses reclassified into earnings	(1)	2	3
Net change	10	8	4
Foreign currency translation adjustments	—	—	15
Total other comprehensive income, net of tax	62	77	25
Comprehensive (loss) income	$ (467)	$ 1,726	$ 1,339

See Notes to Consolidated Financial Statements.

SEAGATE TECHNOLOGY HOLDINGS PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Fiscal Years Ended		
	June 30, 2023	July 1, 2022	July 2, 2021
OPERATING ACTIVITIES			
Net income	$ (529)	$ 1,649	$ 1,314
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	513	451	397
Share-based compensation	115	145	112
Net (gain) loss on redemption and repurchase of debt	(204)	—	1
Deferred income taxes	10	(9)	(4)
Other non-cash operating activities, net	(125)	64	(50)
Changes in operating assets and liabilities:			
Accounts receivable, net	911	(374)	(42)
Inventories	425	(361)	(64)
Accounts payable	(421)	228	(14)
Accrued employee compensation	(152)	(30)	58
Accrued expenses, income taxes and warranty	101	(26)	(38)
Other assets and liabilities	298	(80)	(44)
Net cash provided by operating activities	942	1,657	1,626
INVESTING ACTIVITIES			
Acquisition of property, equipment and leasehold improvements	(316)	(381)	(498)
Proceeds from the sale of assets	534	—	4
Purchases of investments	(1)	(18)	(4)
Proceeds from sale of investments	—	47	29
Maturities of short-term investments	—	—	3
Net cash provided by (used in) investing activities	217	(352)	(466)
FINANCING ACTIVITIES			
Redemption and repurchase of debt	(1,578)	(701)	(33)
Proceeds from issuance of long-term debt	1,600	1,200	1,000
Dividends to shareholders	(582)	(610)	(649)
Repurchases of ordinary shares	(408)	(1,799)	(2,047)
Taxes paid related to net share settlement of equity awards	(44)	(51)	(33)
Proceeds from issuance of ordinary shares under employee stock plans	68	68	108
Other financing activities, net	(44)	(6)	(19)
Net cash used in financing activities	(988)	(1,899)	(1,673)
Increase (decrease) in cash, cash equivalents and restricted cash	171	(594)	(513)
Cash, cash equivalents and restricted cash at the beginning of the year	617	1,211	1,724
Cash, cash equivalents and restricted cash at the end of the year	$ 788	$ 617	$ 1,211
Supplemental Disclosure of Cash Flow Information			
Cash paid for interest	$ 327	$ 244	$ 184
Cash paid for income taxes, net of refunds	$ 32	$ 33	$ 44

See Notes to Consolidated Financial Statements.

SEAGATE TECHNOLOGY HOLDINGS PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY
For Fiscal Years Ended June 30, 2023, July 1, 2022 and July 2, 2021
(In millions)

	Number of Ordinary Shares	Par Value of Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
Balance at, July 3, 2020	257	$ —	$ 6,757	$ (66)	$ (4,904)	$ 1,787
Net income					1,314	1,314
Other comprehensive income				25		25
Issuance of ordinary shares under employee stock plans	4		108			108
Repurchases of ordinary shares	(33)				(2,047)	(2,047)
Tax withholding related to vesting of restricted share units	(1)				(33)	(33)
Dividends to shareholders ($2.66 per ordinary share)					(635)	(635)
Share-based compensation			112			112
Balance at, July 2, 2021	227	—	6,977	(41)	(6,305)	631
Net income					1,649	1,649
Other comprehensive income				77		77
Issuance of ordinary shares under employee stock plans	4		68			68
Repurchases of ordinary shares	(20)				(1,806)	(1,806)
Tax withholding related to vesting of restricted share units	(1)				(51)	(51)
Dividends to shareholders ($2.77 per ordinary share)					(604)	(604)
Share-based compensation			145			145
Balance at, July 1, 2022	210	—	7,190	36	(7,117)	109
Net loss					(529)	(529)
Other comprehensive income				62		62
Issuance of ordinary shares under employee stock plans	3		68			68
Repurchases of ordinary shares	(5)				(400)	(400)
Tax withholding related to vesting of restricted share units	(1)				(44)	(44)
Dividends to shareholders ($2.80 per ordinary share)					(580)	(580)
Share-based compensation			115			115
Balance at, June 30, 2023	207	$ —	$ 7,373	$ 98	$ (8,670)	$ (1,199)

See Notes to Consolidated Financial Statements.

**SEAGATE TECHNOLOGY HOLDINGS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

1. Basis of Presentation and Summary of Significant Accounting Policies

Organization

Seagate Technology Holdings plc ("STX") and its subsidiaries (collectively, unless the context otherwise indicates, the "Company") is a leading provider of data storage technology and infrastructure solutions. Its principal products are hard disk drives, commonly referred to as disk drives, hard drives or HDDs. In addition to HDDs, the Company produces a broad range of data storage products including solid state drives ("SSDs"), storage subsystem, as well as a scalable edge-to-cloud mass data platform that includes data transfer shuttles and a storage-as-a-service cloud.

On May 18, 2021, Seagate Technology plc, now known as Seagate Technology Unlimited Company ("STUC"), and STX completed a scheme of arrangement pursuant to which STUC's ordinary shares were acquired by STX and the ordinary shareholders of STUC received, on a one-for-one basis, new ordinary shares of STX (the "Scheme"). As a result of the Scheme, STUC is now a direct, wholly-owned subsidiary of STX, which is the successor issuer to STUC. In connection with the Scheme, STX assumed STUC's existing obligations in connection with awards granted under STUC's incentive plans and other similar employee awards and amended such plans and awards as necessary to provide for the issuance of STX's registered shares rather than the ordinary shares of STUC upon the exercise or vesting of awards.

Basis of Presentation and Consolidation

The Company's consolidated financial statements include the accounts of the Company and all its wholly-owned and majority-owned subsidiaries, after elimination of intercompany transactions and balances.

The preparation of financial statements in accordance with the United States ("U.S.") generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Company's consolidated financial statements and accompanying notes. These estimates and assumptions include the impact of the COVID-19 pandemic. Actual results could differ materially from those estimates. The methods, estimates and judgments the Company uses in applying its most critical accounting policies have a significant impact on the results the Company reports in its consolidated financial statements.

Fiscal Year

The Company operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Fiscal years 2023, 2022 and 2021 are comprised of 52 weeks and ended on June 30, 2023, July 1, 2022 and July 2, 2021, respectively. All references to years in these Notes to Consolidated Financial Statements represent fiscal years unless otherwise noted. Fiscal year 2026 will also be comprised of 53 weeks and will end on July 3, 2026.

Summary of Significant Accounting Policies

Cash and Cash Equivalents. The Company considers all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. The Company's highly liquid investments are primarily comprised of money market funds, time deposits and certificates of deposits. The Company has classified its marketable debt securities as available-for-sale and they are stated at fair value with unrealized gains and losses included in Accumulated other comprehensive income, which is a component of Shareholders' (Deficit) Equity. The Company evaluates the available-for-sale debt securities in an unrealized loss position for other-than-temporary impairment. Realized gains and losses are included in Other, net on the Company's Consolidated Statements of Operations. The cost of securities sold is based on the specific identification method. Other cash equivalents are carried at cost, which approximates fair value.

Restricted Cash and Cash Equivalents. Restricted cash and cash equivalents represent cash and cash equivalents that are restricted as to withdrawal or use for other than current operations.

Allowance for expected credit loss. The Company maintains an allowance for expected credit loss relating to its accounts receivable based upon expected collectability. This reserve is established based upon historical trends, global macroeconomic conditions, reasonable and supportable forecasts of future conditions and an analysis of specific exposures. The provision for expected credit loss is recorded as a charge to Marketing and administrative expense on the Company's Consolidated Statements of Operations.

Inventories. Inventories are valued at the lower of cost (using the first-in, first-out method) and net realizable value. Net realizable value is based upon the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Adjustments to reduce cost of inventories to its net realizable value are made, if required, for estimated excess or obsolescence determined primarily by future demand forecasts.

Property, Equipment and Leasehold Improvements. Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Equipment and buildings are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated life of the asset or the remaining term of the lease. The costs of additions and substantial improvements to property, equipment and leasehold improvements, which extend the economic life of the underlying assets, are capitalized. The cost of maintenance and repairs to property, equipment and leasehold improvements is expensed as incurred.

Goodwill. The Company performs a qualitative assessment in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if any events or circumstances exist, such as an adverse change in business climate or a decline in the overall industry that would indicate that it would more likely than not reduce the fair value of a reporting unit below its carrying amount, including goodwill. If it is determined in the qualitative assessment that the fair value of a reporting unit is more likely than not below its carrying amount, including goodwill, then the Company will perform a quantitative impairment test. The quantitative goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. Any excess in the carrying value of a reporting unit over its fair value is recognized as an impairment loss, limited to the total amount of goodwill allocated to that reporting unit.

Other Long-lived Assets. The Company tests other long-lived assets, including property, equipment and leasehold improvements and other intangible assets subject to amortization, for recoverability whenever events or changes in circumstances indicate that the carrying value of those assets may not be recoverable. The Company performs a recoverability test to assess the recoverability of an asset group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, the Company will estimate the fair value of the asset group and the excess of the carrying value over the fair value is allocated pro rata to derive the adjusted carrying value of assets in the asset group. The adjusted carrying value of each asset in the asset group is not reduced below its fair value.

The Company tests other intangible assets not subject to amortization whenever events occur or circumstances change, such as declining financial performance, deterioration in the environment in which the entity operates or deteriorating macroeconomic conditions that have a negative effect on future expected earnings and cash flows that could affect significant inputs used to determine the fair value of the indefinite-lived intangible asset.

Assets Held for Sale. The Company classifies its long-lived assets to be sold as held for sale in the period (i) it has approved and committed to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the asset have been initiated, (iv) the sale of the asset is probable, (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The Company initially measures a long-lived asset that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset until the date of sale. Upon designation as an asset held for sale, the Company stops recording depreciation expense on the asset. The Company assesses the fair value of a long-lived asset less any costs to sell at each reporting period and until the asset is no longer classified as held for sale.

Leases. The Company determines if an arrangement is a lease or contains a lease at inception. Right-of-use ("ROU") assets are included in Other assets, net and lease liabilities are included in Accrued expenses and Other non-current liabilities on the Company's Consolidated Balance Sheets. ROU assets represent the Company's right to use an underlying asset for the lease term and the corresponding lease liabilities represent its obligation to make lease payments arising from the lease. The Company combines lease and non-lease components for facility leases and does not recognize ROU assets and lease liabilities for leases with an initial term of 12 months or less on the consolidated balance sheets.

Lease liabilities are measured at the present value of the remaining lease payments and ROU assets are based on the lease liability, adjusted for lease prepayments, lease incentives received and the lessee's initial direct costs. For the Company's leases that do not provide an implicit rate, the net present value of future minimum lease payments is determined using the Company's estimated incremental borrowing rate based on the information available at the lease commencement date. Additionally, the Company's lease term may include options to extend or terminate the lease. These options are reflected in the ROU asset and lease liability when it is reasonably certain that the Company will exercise the option. The Company's lease agreements do not contain any material residual value guarantees.

The Company recognizes lease expense on a straight-line basis over the lease term. Variable lease payments not dependent on an index or a rate primarily consist of common area maintenance charges, are expensed as incurred, and are not included in the ROU asset and lease liability calculation. The total operating and variable lease costs were included in operating expenses in the Company's Consolidated Statements of Operations.

Derivative Financial Instruments. The Company records all derivatives on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The Company excludes the change in forward points from the assessment of hedge effectiveness and recognizes the excluded component in Other, net in the Consolidated Statements of Operations. Foreign currency forward exchange contracts not designated as hedge instruments are used to economically hedge the foreign currency exposure on forecasted expenditures in currencies other than U.S. dollar. The Company recognizes the unrealized gains and losses due to the changes in the fair value of these contracts, as well as the related costs in Other, net in the Consolidated Statements of Operations.

Warranty. The Company estimates probable product warranty costs at the time revenue is recognized. The Company generally provides warranty on its products for a period of 1 to 5 years. The Company's warranty provision considers estimated product failure rates, trends (including the timing of product returns during the warranty periods), and estimated repair or replacement costs related to product quality issues, if any. The Company also exercises judgement in estimating its ability to sell refurbished products.

Revenue Recognition and Sales Incentive Programs. The Company determines revenue recognition through the following steps: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, the Company satisfies a performance obligation.

Revenue from sales of products is generally recognized upon transfer of control to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products, net of sales taxes. This typically occurs upon shipment from the Company. When applicable, the Company includes shipping charges billed to customers in Revenue and includes the related shipping costs in Cost of revenue on the Company's Consolidated Statements of Operations.

The Company records estimated variable consideration at the time of revenue recognition as a reduction to revenue. Variable consideration generally consists of sales incentive programs, such as price protection and volume incentives aimed at increasing customer demand. For original equipment manufacturers ("OEMs") sales, rebates are typically established by estimating the most likely amount of consideration expected to be received based on an OEM customer's volume of purchases from the Company or other agreed upon rebate programs. For the distribution and retail channel, these programs typically involve estimating the most likely amount of rebates related to a customer's level of sales, order size, advertising or point of sale activity as well as the expected value of price protection adjustments based on historical analysis and forecasted pricing environment. Marketing development program costs are accrued and recorded as a reduction to revenue at the same time that the related revenue is recognized.

The Company expenses sales commissions as incurred because the amortization period would have been one year or less. These costs are recorded as Marketing and administrative on the Company's Consolidated Statements of Operations.

Restructuring Costs. The timing of recognition for severance costs depends on whether employees are required to render service until they are terminated in order to receive the termination benefits. If employees are required to render service until they are terminated in order to receive the termination benefits, a liability is recognized ratably over the future service period. Otherwise, a liability is recognized when management has committed to a restructuring plan and has communicated those actions to employees. Employee termination benefit costs covered by existing benefit arrangements are recognized when management has committed to a restructuring plan and the severance costs are probable and estimable.

Advertising Expense. The cost of advertising is expensed as incurred. Advertising costs were approximately $30 million, $34 million and $29 million in fiscal years 2023, 2022 and 2021, respectively.

Share-Based Compensation. The Company accounts for share-based compensation net of estimated forfeitures. Refer to *Note 11. Share-Based Compensation* for details.

Accounting for Income Taxes. The Company records a provision or benefit for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Deferred income tax expense or benefit is recognized by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as net operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which future realization is uncertain.

Equity Investments. From time to time, the Company enters into certain strategic investments for the promotion of business and strategic objectives, which are accounted for either under equity method or the measurement alternative. These investments are included in Other assets, net in the Company's Consolidated Balance Sheets and are adjusted through Other, net in the Consolidated Statement of Operations.

Investments are accounted for under the equity method if the Company has the ability to exercise significant influence, but does not have a controlling financial interest. These investments are measured at cost, less any impairment plus the Company's portion of investee's income or loss. The Company uses the financial statements of investees to determine any adjustments, which are received on a one-quarter lag.

For equity investments where the Company does not have the ability to exercise significant influence and there are no readily determinable fair values, the Company has elected to apply the measurement alternative, under which investments are measured at cost, less impairment, and adjusted for qualifying observable price changes on a prospective basis.

The Company's strategic investments are periodically analyzed to determine whether or not there are indicators of impairment by assessing factors such as deterioration of earnings, adverse change in market/industry conditions, the ability to operate as a going concern, and other factors which indicate that the carrying amount of the investment might not be recoverable. In such a case, the decrease in value is recognized in the period the impairment occurs in the Consolidated Statements of Operations.

Comprehensive Income. The Company presents comprehensive income in a separate statement. Comprehensive income is comprised of net income and other gains and losses affecting equity that are excluded from net income.

Foreign Currency Remeasurement and Translation. The U.S. dollar is the functional currency for the majority of the Company's foreign operations. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency of the subsidiary at the balance sheet date. The gains and losses from the remeasurement of foreign currency denominated balances into the functional currency of the subsidiary are included in Other, net on the Company's Consolidated Statements of Operations. The Company's subsidiaries that use the U.S. dollar as their functional currency remeasure monetary assets and liabilities at exchange rates in effect at the end of each period, and nonmonetary assets and liabilities at historical rates.

The Company translates the assets and liabilities of its non-U.S. dollar functional currency subsidiaries into U.S. dollars using exchange rates in effect at the end of each period. Revenue and expenses for these subsidiaries are translated using rates that approximate those in effect during the period. Gains and losses from these translations are recognized in foreign currency translation included in Accumulated other comprehensive income, which is a component of Shareholders' (Deficit) Equity.

Government Incentives. The Company enters into government incentive arrangements with domestic and foreign, local, regional and national governments, which vary in size, duration and conditions. The Company receives primarily operating grants, which are recognized as a reduction of expenditures when there is reasonable assurance that the grant will be received and the Company will comply with the conditions specified in the grant agreement. In fiscal year 2023, approximately $13 million of operating grants were recognized as reductions to Cost of revenue and Product development in the Consolidated Statements of Operations. The Company also received advanced cash grants of $13 million, which were reflected within Accrued expenses in the Company's Consolidated Balance Sheets as of June 30, 2023.

Concentrations

Concentration of Credit Risk. The Company's customer base is concentrated with a small number of customers. The Company does not generally require collateral or other security to support accounts receivable. To reduce credit risk, the Company performs ongoing credit evaluations on its customers' financial condition. The Company establishes allowances for expected credit losses based upon factors surrounding the credit risk of customers, global macroeconomic conditions and an analysis of specific exposures. Two customers and one customer accounted for more than 10% of the Company's accounts receivable as of June 30, 2023 and July 1, 2022, respectively.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, investments and foreign currency forward exchange contracts. The Company mitigates concentrations of credit risk in its financial instruments through diversification, by investing in highly-rated securities and/or major multinational companies.

In entering into foreign currency forward exchange contracts, the Company assumes the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The counterparties to these contracts are major multinational commercial and investment banks, and the Company has not incurred and does not expect any losses as a result of counterparty defaults.

Supplier Concentration. Certain of the raw materials, components and equipment used by the Company in the manufacture of its products are available from single-sourced direct and indirect vendors. Shortages could occur in these essential materials and components due to an interruption of supply or increased demand in the industry. If the Company were unable to procure certain materials, components or equipment at all or acceptable prices, it would be required to reduce its manufacturing operations, which could have a material adverse effect on its results of operations. In addition, the Company may make prepayments to certain suppliers or enter into minimum volume commitment agreements. Should these suppliers be unable to deliver on their obligations or experience financial difficulty, the Company may not be able to recover these prepayments.

Recently Adopted Accounting Pronouncements

In March 2020, the Financial Accounting Standards Board ("FASB") issued ASU 2020-04 (ASC Topic 848), *Reference Rate Reform*. This ASU provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. In December 2022, FASB issued ASU 2022-06 (ASC Topic 848) and deferred the sunset date from December 31, 2022 to December 31, 2024. The Company adopted the guidance in the quarter ended September 30, 2022 on a prospective basis and is transitioning from an interest rate based on London Interbank Offered Rate ("LIBOR") to Secured Overnight Financing Rate ("SOFR"). The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10 (ASC Topic 832), *Disclosures by Business Entities about Government Assistance*. This ASU requires annual disclosures that increase the transparency of transactions involving government grants, including (1) the type of transactions, (2) the accounting for those transactions and (3) the effect of those transactions on an entity's financial statements. The Company adopted this guidance for the fiscal year ended June 30, 2023 on a prospective basis. See "Government Incentives" for further details.

Recently Issued Accounting Pronouncements

In September 2022, the FASB issued ASU 2022-04 (ASC Subtopic 405-50), *Disclosure of Supplier Finance Program Obligations*. This ASU requires disclosure of key terms of the outstanding supplier finance programs and a roll forward of the related obligations. The Company will adopt this in the first quarter of fiscal year 2024 and provide additional disclosure. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03 (ASC Topic 820), *Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*. This ASU clarifies that a contractual restriction on the sale of equity security is not considered when measuring its fair value and requires new disclosures for equity securities subject to contractual sale restriction. The Company is required to adopt this guidance in the first quarter of fiscal year 2025. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

2. Balance Sheet Information

Available-for-sale Debt Securities

The following table summarizes, by major type, the fair value and amortized cost of the Company's available-for-sale debt investments as of June 30, 2023 and July 1, 2022:

(Dollars in millions)	June 30, 2023 Amortized Cost		Unrealized Gain/(Loss)		Fair Value		July 1, 2022 Amortized Cost		Unrealized Gain/(Loss)		Fair Value	
Available-for-sale debt securities:												
Money market funds	$	73	$	—	$	73	$	60	$	—	$	60
Time deposits and certificates of deposit		1		—		1		1		—		1
Other debt securities		16		—		16		23		—		23
Total	$	90	$	—	$	90	$	84	$	—	$	84
Included in Cash and cash equivalents					$	72					$	59
Included in Other current assets						2						2
Included in Other assets, net						16						23
Total					$	90					$	84

As of June 30, 2023 and July 1, 2022, the Company's Other current assets included $2 million in restricted cash equivalents held as collateral at banks for various performance obligations.

As of June 30, 2023 and July 1, 2022, the Company had no material available-for-sale debt securities that had been in a continuous unrealized loss position for a period greater than 12 months. The Company determined no impairment related to credit losses for available-for-sale debt securities as of June 30, 2023. During fiscal year 2022, the Company recorded a $13 million impairment loss relating to available-for-sale debt securities.

The fair value and amortized cost of the Company's investments classified as available-for-sale debt securities as of June 30, 2023, by remaining contractual maturity were as follows:

(Dollars in millions)	Amortized Cost		Fair Value	
Due in less than 1 year	$	74	$	74
Due in 1 to 5 years		15		15
Due in 6 to 10 years		—		—
Thereafter		1		1
Total	$	90	$	90

Cash, Cash Equivalents and Restricted Cash

The following table provides a summary of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that reconciles to the corresponding amount in the Consolidated Statements of Cash Flows:

(Dollars in millions)	June 30, 2023		July 1, 2022		July 2, 2021	
Cash and cash equivalents	$	786	$	615	$	1,209
Restricted cash included in Other current assets		2		2		2
Total cash, cash equivalents and restricted cash shown in the Statements of Cash Flows	$	788	$	617	$	1,211

Accounts Receivable, net

The following table provides details of the accounts receivable, net balance sheet item:

(Dollars in millions)	June 30, 2023		July 1, 2022	
Accounts receivable	$	625	$	1,536
Allowances for expected credit losses		(4)		(4)
Account receivable, net	$	621	$	1,532

Activity in the expected credit losses accounts is as follows:

(Dollars in millions)	Balance at Beginning of Period		Charges (Credit) to Operations	Deductions [1]	Balance at End of Period	
Fiscal year ended July 2, 2021	$	5	—	(1)	$	4
Fiscal year ended July 1, 2022	$	4	—	—	$	4
Fiscal year ended June 30, 2023	$	4	—	—	$	4

[1] Uncollectible accounts written off, net of recoveries.

In connection with the Company's factoring agreements, from time to time the Company sells trade receivables to third parties for cash proceeds less a discount. During fiscal year 2023, the Company sold trade receivables without recourse for cash proceeds of $876 million, of which $275 million remained subject to servicing by the Company as of June 30, 2023. During fiscal year 2022, the Company sold trade receivables without recourse for cash proceeds of $275 million, of which $200 million remained subject to servicing by the Company as of July 1, 2022. The discounts on trade receivables sold were $11 million for fiscal year 2023 and immaterial for fiscal years 2022 and 2021, respectively.

Inventories

The following table provides details of the inventory balance sheet item:

(Dollars in millions)	June 30, 2023		July 1, 2022	
Raw materials and components	$	241	$	283
Work-in-process		682		716
Finished goods		217		566
Total inventories	$	1,140	$	1,565

The Company reclassified certain Raw materials and components to Work-in-process as of July 1, 2022 in the table above to conform to the current year's presentation. The reclassification did not result in any change to the total inventories balance as reported in the Consolidated Balance Sheets and Statements of Cash Flows for all periods presented.

Other Current Assets

The following table provides details of the other current assets balance sheet item:

(Dollars in millions)	June 30, 2023		July 1, 2022	
Vendor receivables	$	167	$	83
Other current assets		191		238
Total	$	358	$	321

Property, Equipment and Leasehold Improvements, net

The components of property, equipment and leasehold improvements, net were as follows:

(Dollars in millions)	Useful Life in Years	June 30, 2023	July 1, 2022
Land and land improvements		$ 21	$ 47
Equipment	3 – 7	8,504	8,473
Buildings and leasehold improvements	Up to 30	1,435	1,893
Construction in progress		307	246
		10,267	10,659
Less: accumulated depreciation and amortization		(8,561)	(8,420)
Property, equipment and leasehold improvements, net		$ 1,706	$ 2,239

Depreciation expense, which includes amortization of leasehold improvements, was $504 million, $431 million and $368 million for fiscal years 2023, 2022 and 2021, respectively. In fiscal year 2023, the Company recognized a charge of $85 million for the accelerated depreciation of certain fixed assets, of which $60 million and $25 million was recorded to Cost of revenue and Operating expense, respectively, in the Consolidated Statement of Operations. In fiscal years 2022 and 2021, the accelerated depreciation charge recognized was immaterial. Interest on borrowings related to eligible capital expenditures is capitalized as part of the cost of the qualified assets and amortized over the estimated useful lives of the assets. During fiscal years 2023, 2022 and 2021, the Company capitalized interest of $8 million, $3 million and $5 million, respectively.

Accrued Expenses

The following table provides details of the accrued expenses balance sheet item:

(Dollars in millions)	June 30, 2023	July 1, 2022
Dividends payable	$ 145	$ 147
Other accrued expenses	603	449
Total	$ 748	$ 596

Accumulated Other Comprehensive Income (Loss) ("AOCI")

The components of AOCI, net of tax, were as follows:

(Dollars in millions)	Unrealized Gains/(Losses) on Cash Flow Hedges	Unrealized Gains/(Losses) on Post-Retirement Plans	Foreign Currency Translation Adjustments	Total
Balance at July 2, 2021	$ (18)	$ (22)	$ (1)	$ (41)
Other comprehensive income before reclassifications	48	6	—	54
Amounts reclassified from AOCI	21	2	—	23
Other comprehensive income	69	8	—	77
Balance at July 1, 2022	51	(14)	(1)	36
Other comprehensive income before reclassifications	65	11	—	76
Amounts reclassified from AOCI	(13)	(1)	—	(14)
Other comprehensive income	52	10	—	62
Balance at June 30, 2023	$ 103	$ (4)	$ (1)	$ 98

3. Goodwill and Other Intangible Assets

Goodwill

The carrying amount of goodwill was $1,237 million as of June 30, 2023 and July 1, 2022. There were no additions to, disposals of, impairments of or translation adjustments to goodwill in fiscal years 2023, 2022 and 2021.

Other Intangible Assets

Other intangible assets consist primarily of existing technology, customer relationships and trade names acquired in business combinations. Intangibles are amortized on a straight-line basis over the respective estimated useful lives of the assets. Amortization is charged to Operating expenses in the Consolidated Statements of Operations.

In fiscal years 2023, 2022 and 2021, amortization expense for other intangible assets was $9 million, $20 million and $29 million, respectively.

The carrying value of other intangible assets subject to amortization, excluding fully amortized intangible assets, as of June 30, 2023, is set forth in the following table:

(Dollars in millions)	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount		Weighted Average Remaining Useful Life
Existing technology	$	10	$	(10)	$	—	0.1 Year
Total amortizable other intangible assets	$	10	$	(10)	$	—	0.1 Year

The carrying value of other intangible assets subject to amortization, excluding fully amortized intangible assets, as of July 1, 2022 is set forth in the following table:

(Dollars in millions)	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount		Weighted Average Remaining Useful Life
Existing technology	$	29	$	(24)	$	5	1.0 Year
Customer relationships		71		(68)		3	0.2 Year
Other intangible assets		8		(7)		1	0.8 Year
Total amortizable other intangible assets	$	108	$	(99)	$	9	0.8 Year

As of June 30, 2023, expected amortization expense for other intangible assets for fiscal year 2024 is immaterial.

4. Debt

The following table provides details of the Company's debt as of June 30, 2023 and July 1, 2022:

(Dollars in millions)	June 30, 2023	July 1, 2022
Unsecured Senior Notes[1]		
$1,000 issued on May 22, 2013 at 4.75% due June 1, 2023 *(the "2023 Notes")*, interest payable semi-annually on June 1 and December 1 of each year.	$ —	$ 540
$500 issued on February 3, 2017 at 4.875% due March 1, 2024 *(the "2024 Notes")*, interest payable semi-annually on March 1 and September 1 of each year.	—	499
$1,000 issued on May 28, 2014 at 4.75% due January 1, 2025 *(the "2025 Notes")*, interest payable semi-annually on January 1 and July 1 of each year.	479	479
$700 issued on May 14, 2015 at 4.875% due June 1, 2027 *(the "2027 Notes")*, interest payable semi-annually on June 1 and December 1 of each year.	504	504
$500 issued on June 18, 2020 at 4.091% due June 1, 2029 *(the "June 2029 Notes")*, interest payable semi-annually on June 1 and December 1 of each year.	465	466
$500 issued on December 8, 2020 at 3.125% due July 15, 2029 *(the "July 2029 Notes")*, interest payable semi-annually on January 15 and July 15 of each year.	163	500
$500 issued on May 30, 2023 at 8.25% due December 15, 2029 *(the "December 2029 Notes")*, interest payable semi-annually on June 15 and December 15 of each year.	500	—
$500 issued on June 10, 2020 at 4.125% due January 15, 2031 *(the "January 2031 Notes")*, interest payable semi-annually on January 15 and July 15 of each year.	275	500
$500 issued on December 8, 2020 at 3.375% due July 15, 2031 *(the "July 2031 Notes")*, interest payable semi-annually on January 15 and July 15 of each year.	72	500
$500 issued on May 30, 2023 at 8.50% due July 15, 2031 *(the "8.50% July 2031 Notes")*, interest payable semi-annually on January 15 and July 15 of each year.	500	—
$750 issued on November 30, 2022 at 9.625% due December 1, 2032 *(the "2032 Notes")*, interest payable semi-annually on June 1 and December 1 of each year.	750	—
$500 issued on December 2, 2014 at 5.75% due December 1, 2034 *(the "2034 Notes")*, interest payable semi-annually on June 1 and December 1 of each year.	489	489
Term Loan		
$600 borrowed on October 14, 2021 at SOFR plus a variable margin ranging from 1.125% to 2.375%, *(the "Term Loan A1")*, repayable in quarterly installments beginning on December 31, 2022, with a final maturity date of September 16, 2025.	430	600
$600 borrowed on October 14, 2021 at SOFR plus a variable margin ranging from 1.25% to 2.5%, *(the "Term Loan A2")*, repayable in quarterly installments beginning on December 31, 2022, with a final maturity date of July 30, 2027.	430	600
$600 borrowed on August 18, 2022 at SOFR plus a variable margin ranging from 1.25% to 2.5%, *(the "Term Loan A3")*, repayable in quarterly installments beginning on December 31, 2022, with a final maturity date of July 30, 2027.	430	—
	5,487	5,677
Less: unamortized debt issuance costs	(36)	(31)
Debt, net of debt issuance costs	5,451	5,646
Less: current portion of long-term debt	(63)	(584)
Long-term debt, less current portion	$ 5,388	$ 5,062

[1] All unsecured senior notes are issued by Seagate HDD Cayman ("Seagate HDD"), and the obligations under these notes are fully and unconditionally guaranteed, on a senior unsecured basis, by Seagate Technology Unlimited Company ("STUC") and STX.

Debt Exchange

2032 Notes. On November 30, 2022, Seagate HDD issued, in a private placement, $750 million in aggregate principal amount of 9.625% Senior Notes due on December 1, 2032, in connection with Seagate HDD's exchange offers to certain eligible holders of Seagate HDD's outstanding existing senior notes as set forth below:

(Dollars in millions)

Existing Notes	Principal Amount Outstanding as of July 1, 2022		Principal Amount Exchanged	
July 2031 Notes	$	500	$	423
July 2029 Notes		500		336
January 2031 Notes		500		205
Total	$	1,500	$	964

The exchange was accounted for as a debt extinguishment and the Company recorded a net gain of $204 million, which was included in Net gain recognized from early redemption of debt in the Company's Consolidated Statements of Operations for fiscal year 2023.

At any time prior to December 1, 2027, Seagate HDD may redeem the 2032 Notes at its option, in whole or in part, at any time and from time to time, at a "make-whole" redemption price. The "make-whole" redemption price will be equal to the greater of: (1) (a) the sum of the present values at such redemption date of the redemption price of the 2032 Notes that would apply if the new 2032 Notes were redeemed on December 1, 2027 plus the remaining scheduled payments of interest thereon to and including December 1, 2027 discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2032 Notes to be redeemed plus, in either case, accrued and unpaid interest thereon, if any, to, but excluding, the redemption date. At any time on or after December 1, 2027, Seagate HDD may redeem some or all of the 2032 Notes at the prices specified in the Indenture, plus accrued and unpaid interest to, but excluding, the redemption date. In addition, Seagate HDD may redeem with the net cash proceeds from one or more equity offerings up to 40% of the 2032 Notes before December 1, 2025, at a redemption price of 109.625% plus accrued and unpaid interest to, but excluding, the redemption date.

December 2029 Notes. On May 30, 2023, Seagate HDD Cayman issued, in a private placement, $500 million in aggregate principal amount of 8.25% Senior Notes which will mature on December 15, 2029. The interest on the December 2029 Notes is payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 2023.

8.50% July 2031 Notes. On May 30, 2023, Seagate HDD Cayman issued, in a private placement, $500 million in aggregate principal amount of 8.50% Senior Notes which will mature on July 15, 2031. The interest on the July 2031 Notes is payable semi-annually on January 15 and July 15 of each year, commencing on January 15, 2024.

In connection with the issuance of the December 2029 and 8.50% July 2031 Notes, the entire outstanding principal amount of the 2024 Notes and $450 million principal amount of the Term Loans were repaid. The exchange was accounted for as a debt extinguishment and the Company recorded a net loss of $17 million, which was included in Net gain recognized from early redemption of debt in the Company's Consolidated Statements of Operations for fiscal year 2023.

At any time before July 15, 2026, Seagate HDD may redeem the December 2029 or 8.50% July 2031 Notes of either series at its option, in whole or in part, at any time and from time to time, at a "make-whole" redemption price. The "make-whole" redemption price will be equal to the greater of: (1)(a) the sum of the present values at such redemption date of the redemption price of the applicable series of Notes that would apply if such series of Notes were redeemed on July 15, 2026 (at the price specified in the applicable Indenture) plus the remaining scheduled payments of interest thereon to, and including, July 15, 2026 discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate (as defined in the applicable Indenture) as of such redemption date; plus 50 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of such series of Notes to be redeemed plus, in either case, accrued and unpaid interest thereon, if any, to, but excluding, the redemption date. At any time on or after July 15, 2026, Seagate HDD may, at its option, redeem some or all of the Notes of either series at the prices specified in the applicable Indenture, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date. In addition, Seagate HDD may redeem with the net cash proceeds from one or more equity offerings up to 40% of the outstanding principal amount of each series of Notes at any time prior to July 15, 2026, at a redemption price of 108.25%, in the case of the 2029 Notes, and a redemption price of 108.50%, in the case of the 2031 Notes, plus, in each case, accrued and unpaid interest to, but excluding, the redemption date.

Debt Repurchases

In February 2023, $20 million principal amount of the January 2031 Notes, $5 million principal amount of the June 2029 Notes, and $5 million principal amount of the July 2031 Notes were repurchased for cash at a discount to their principal amounts, plus accrued and unpaid interest. The Company recorded a gain of $3 million on these repurchases during fiscal year 2023, which was included in Net gain recognized from early redemption of debt in the Company's Consolidated statements of Operations.

Credit Agreement

The Company's subsidiary, Seagate HDD Cayman, entered into a credit agreement on February 20, 2019, which was amended on May 28, 2019, September 16, 2019, January 13, 2021, May 18, 2021, October 14, 2021, August 18, 2022, November 8, 2022, May 19, 2023 and June 26, 2023 (the "Credit Agreement").

On August 18, 2022, Seagate Technology Holdings plc and Seagate HDD (the "Borrower") entered into an amendment to its Credit Agreement (the "Sixth Amendment"), which provided for a new Term Loan facility in the aggregate principal amount of $600 million ("Term Loan A3"). Term Loan A3 was borrowed in full at the closing of the Sixth Amendment. The Sixth Amendment to the Credit Agreement also replaced the LIBOR interest rates plus variable margin for the Term Loans A1 and A2 with the SOFR interest rates plus a variable margin that will be determined based on the corporate credit rating of the Borrower or one of its parent entities. The Sixth Amendment also permits the Borrower to increase the revolving loan commitments or obtain new Term Loans of up to $100 million in aggregate (the "Incremental facility"), subject to the satisfaction of certain terms and conditions.

On November 8, 2022, the Borrower entered into the seventh amendment to its Credit Agreement to increase the maximum permitted total leverage ratio the Company must comply with during the covenant relief period that ends on June 28, 2024 and prohibit the Company from pursuing the use of the Incremental Facility during the covenant relief period. The maximum permitted total leverage ratio is 5.0 to 1.0 from the fiscal quarters ending December 30, 2022 to June 30, 2023. For the fiscal quarter ending September 29, 2023, the maximum permitted total leverage ratio is 4.75 to 1.0 and then steps down to 4.5 to 1.0 from the fiscal quarters ending December 29, 2023 to June 28, 2024. The maximum permitted leverage ratio will return to 4.0 to 1.0 for any fiscal quarter ending after June 28, 2024.

On May 19, 2023, the Borrower entered into the eight amendment to its Credit Agreement (the "Eighth Amendment") to replace the total leverage ratio with a new total net leverage ratio during the covenant relief period which terminates on June 27, 2025. The maximum total net leverage ratio is 6.75 to 1.00 beginning with the fiscal quarter ending June 30, 2023, with periodic step downs during the covenant relief period, shifting to a maximum total leverage ratio of 4.0 to 1.0 for any fiscal quarter ending at any time other than during the covenant relief period. The minimum interest coverage ratio is 2.50 to 1.0 beginning with the fiscal quarter ending June 30, 2023, with periodic step downs and step ups during the covenant relief period, returning to a minimum interest coverage ratio of 3.25 to 1.0 for any fiscal quarter ending after June 28, 2024. The Eight Amendment also reduced the Revolving Credit Facility to $1.5 billion.

On June 26, 2023, the Borrower entered into the ninth amendment to its Credit Agreement to, among other things, modify the repayment schedules of the Term Loans to reflect the $450 million pay down of the Term Loans.

As of June 30, 2023, no borrowings (including Swingline loans) were outstanding and no commitments were utilized for letters of credit issued under the Revolving Credit Facility. STX and certain of its material subsidiaries, including STUC, fully and unconditionally guarantee both the Revolving Credit Facility and the Term Loans. The Credit Agreement includes three financial covenants: (1) interest coverage ratio, (2) leverage ratio and (3) a minimum liquidity amount. The Company was in compliance with the covenants as of June 30, 2023 and expects to be in compliance for the next 12 months.

Future Principal Payments on Long-term Debt

At June 30, 2023, future principal payments on long-term debt were as follows (in millions):

Fiscal Year	Amount
2024	$ 63
2025	582
2026	497
2027	612
2028	519
Thereafter	3,245
Total	$ 5,518

5. **Income Taxes**

(Loss) income before income taxes consisted of the following:

		Fiscal Years Ended				
(Dollars in millions)		June 30, 2023		July 1, 2022		July 2, 2021
U.S.	$	300	$	145	$	191
Non-U.S.		(796)		1,534		1,157
	$	(496)	$	1,679	$	1,348

The provision for income taxes consisted of the following:

		Fiscal Years Ended				
(Dollars in millions)		June 30, 2023		July 1, 2022		July 2, 2021
Current income tax expense:						
U.S.	$	6	$	4	$	—
Non-U.S.		17		35		38
Total Current		23		39		38
Deferred income tax expense/(benefit):						
U.S.		9		3		8
Non-U.S.		1		(12)		(12)
Total Deferred		10		(9)		(4)
Provision for income taxes	$	33	$	30	$	34

The significant components of the Company's deferred tax assets and liabilities were as follows:

	Fiscal Years Ended	
(Dollars in millions)	June 30, 2023	July 1, 2022
Deferred tax assets		
Accrued warranty	$ 38	$ 34
Inventory carrying value adjustments	40	43
Receivable allowances	11	20
Accrued compensation and benefits	43	73
Capitalized research expenses	119	—
Depreciation	40	45
Restructuring accruals	14	—
Lease liabilities	62	5
Other accruals and deferred items	14	19
Net operating losses	542	671
Tax credit carryforwards	619	650
Other assets	1	1
Gross: Deferred tax assets	1,543	1,561
Less: Valuation allowance	(370)	(434)
Net: Deferred tax assets	1,173	1,127
Deferred tax liabilities		
Unremitted earnings of certain non-U.S. entities	(4)	(5)
Acquisition-related items	(1)	(2)
Right-of-use assets	(62)	(5)
Other liabilities	(2)	—
Net: Deferred tax liabilities	(69)	(12)
Total net deferred tax assets	$ 1,104	$ 1,115

At June 30, 2023, the Company recorded $1.1 billion of net deferred tax assets. The realization of most of these deferred tax assets is primarily dependent on the Company's ability to generate sufficient U.S. and certain non-Irish taxable income in future periods. Although realization is not assured, the Company's management believes it is more likely than not that these deferred tax assets will be realized. The amount of deferred tax assets considered realizable, however, may increase or decrease in subsequent periods when the Company re-evaluates the underlying basis for its estimates of future U.S. and certain non-Irish taxable income.

The deferred tax asset valuation allowance decreased by $64 million in fiscal year 2023, which primarily relates to the expiration of unutilized tax credit carryforwards.

At June 30, 2023, the Company had U.S. and non-U.S. tax net operating loss carryforwards of approximately $3.6 billion and $391 million, respectively, which will expire at various dates beginning in fiscal year 2024, if not utilized. Net operating loss carryforwards of approximately $245 million are scheduled to expire in fiscal year 2024. At June 30, 2023, the Company had U.S. tax credit carryforwards of $739 million, of which $35 million are scheduled to expire at various dates in fiscal year 2024, if not utilized.

As of June 30, 2023, approximately $150 million and $60 million of the Company's total U.S. net operating loss and tax credit carryforwards, respectively, are subject to annual limitations ranging from $1 million to $45 million pursuant to U.S. tax law.

For purposes of the reconciliation between the provision for income taxes at the statutory rate and the effective tax rate, the Irish statutory rate of 25% was applied as follows:

| | Fiscal Years Ended | | |
| | June 30, 2023 | July 1, 2022 | July 2, 2021 |
(Dollars in millions)			
(Benefit) provision at statutory rate	$ (124)	$ 420	$ 337
Permanent differences	8	5	8
Valuation allowance	(18)	7	(2)
Effect of rates different than statutory	178	(371)	(287)
Research credit	(18)	(26)	(27)
Other individually immaterial items	7	(5)	5
Provision for income taxes	$ 33	$ 30	$ 34

A substantial portion of the Company's operations in Singapore and Thailand operate under various tax incentive programs, which expire in whole or in part at various dates through 2033. Certain tax incentives may be extended if specific conditions are met. The net impact of these tax incentive programs was to decrease the Company's net loss by approximately $14 million in fiscal year 2023 ($0.07 per share, basic), to increase the Company's net income by approximately $290 million in fiscal year 2022 ($1.29 per share, diluted) and to increase the Company's net income by approximately $226 million in fiscal year 2021 ($0.92 per share, diluted).

The Company analyzes the potential for deferred tax liabilities with respect to the accumulated earnings of foreign subsidiaries on an annual basis. The analysis focuses on the outside basis differences in the stock of the foreign subsidiaries as well as the withholding tax obligations those subsidiaries may have with respect to any distribution. The undistributed earnings for which taxes are not provided are permanently reinvested or can be repatriated without incremental tax liability.

As of June 30, 2023 and July 1, 2022, the Company had approximately $116 million and $114 million, respectively, of unrecognized tax benefits excluding interest and penalties. These amounts, if recognized, would impact the effective tax rate subject to certain future valuation allowance offsets.

The following table summarizes the activities related to the Company's gross unrecognized tax benefits:

| | Fiscal Years Ended | | |
| | June 30, 2023 | July 1, 2022 | July 2, 2021 |
(Dollars in millions)			
Balance of unrecognized tax benefits at the beginning of the year	$ 114	$ 108	$ 89
Gross increase for tax positions of prior years	—	1	7
Gross decrease for tax positions of prior years	(4)	(1)	(1)
Gross increase for tax positions of current year	7	6	15
Gross decrease for tax positions of current year	(1)	—	—
Settlements	—	—	(1)
Lapse of statutes of limitation	—	—	(1)
Balance of unrecognized tax benefits at the end of the year	$ 116	$ 114	$ 108

It is the Company's policy to include interest and penalties related to unrecognized tax benefits in the provision for income taxes on the Consolidated Statements of Operations. Interest and penalties recorded on these tax positions were not material to any periods presented in the Consolidated Statement of Operations. As of June 30, 2023, accrued interest and penalties related to unrecognized tax benefits did not materially change compared to fiscal year 2022.

During the 12 months beginning July 1, 2023, the Company does not expect a material change to its unrecognized tax benefits as a result of the expiration of certain statutes of limitation.

The Company is required to file U.S. and non-U.S. income tax returns. The Company is no longer subject to examination of its U.S. income tax returns for years prior to fiscal year 2019 and prior to fiscal year 2012 for non-U.S. income tax returns.

6. Leases

The Company is a lessee in several operating leases related to real estate facilities for warehouse, office and lab space.

The Company's lease arrangements comprise operating leases with various expiration dates through 2067. The lease term includes the non-cancelable period of the lease, adjusted for options to extend or terminate the lease when it is reasonably certain that an option will be exercised.

During fiscal year 2023, the Company sold and leased back certain properties and recorded a net gain of $156 million within Restructuring and other, net on the Consolidated Statements of Operations.

Operating lease costs include short-term lease costs and are shown net of immaterial sublease income. The components of lease costs and other information related to leases were as follows:

(Dollars in millions)	Fiscal Years Ended		
	June 30, 2023	July 1, 2022	July 2, 2021
Operating lease cost	$ 21	$ 16	$ 15
Variable lease cost	3	4	4
Total lease cost	$ 24	$ 20	$ 19
Operating cash outflows from operating leases	$ 23	$ 20	$ 19

During fiscal year 2023, the Company obtained $353 million ROU assets in exchange for new operating lease liabilities. In fiscal years 2022 and 2021 the ROU assets obtained in exchange for new operating lease liabilities were immaterial.

	June 30, 2023	July 1, 2022	July 2, 2021
Weighted-average remaining lease term	9.6 years	9.3 years	7.2 years
Weighted-average discount rate	8.49 %	6.40 %	6.02 %

ROU assets and lease liabilities are included on the Company's Consolidated Balance Sheet as follows:

(Dollars in millions)	Balance Sheet Location	June 30, 2023	July 1, 2022
ROU assets	Other assets, net	$ 396	$ 94
Current lease liabilities	Accrued expenses	51	14
Non-current lease liabilities	Other non-current liabilities	333	36

At June 30, 2023, future lease payments included in the measurement of lease liabilities were as follows (in millions):

Fiscal Year	Amount
2024	$ 53
2025	55
2026	55
2027	55
2028	56
Thereafter	290
Total lease payments	564
Less: imputed interest	(180)
Present value of lease liabilities	$ 384

7. Restructuring and Exit Costs

During fiscal years 2023, 2022 and 2021, the Company recorded restructuring and other, net of $102 million, $3 million and $8 million, respectively, on the Consolidated Statements of Operations. The Company's restructuring plans are comprised primarily of charges related to workforce reduction costs, including severance and other one-time termination benefits and facilities and other exit costs. The Company's significant restructuring plans are described below.

October 2022 Plan - On October 24, 2022, the Company committed to an October 2022 restructuring plan (the "October 2022 Plan") to reduce its cost structure to better align the Company's operational needs to current economic conditions while continuing to support the long-term business strategy. On March 29, 2023, in light of further deteriorating economic conditions, the Company committed to an expansion of the October 2022 Plan to further reduce its global headcount by approximately 480 employees to a total reduction of approximately 3,480 employees. This expanded plan includes aligning its business plan to near-term market conditions, along with other cost saving measures. The October 2022 Plan was substantially completed by the end of fiscal year 2023.

April 2023 Plan - On April 20, 2023, the Company committed to an April 2023 restructuring plan (the "April 2023 Plan") to further reduce its cost structure in response to changes in macroeconomic and business conditions. The April 2023 Plan is intended to align the Company's operational needs with the near-term demand environment while continuing to support the long-term business strategy. The April 2023 Plan was substantially completed by the end of fiscal year 2023.

The following table summarizes the Company's restructuring activities under its active restructuring plans for fiscal years 2023, 2022 and 2021:

| | April 2023 Plan | | October 2022 Plan | | Other Plans | | |
| | Workforce Reduction Costs | Facilities and Other Exit Costs | Workforce Reduction Costs | Facilities and Other Exit Costs | Workforce Reduction Costs | Facilities and Other Exit Costs | |
(Dollars in millions)							Total
Accrual balances at July 3, 2020	$ —	$ —	$ —	$ —	$ 43	$ 5	$ 48
Restructuring charges	—	—	—	—	6	8	14
Cash payments	—	—	—	—	(47)	(6)	(53)
Adjustments	—	—	—	—	—	(1)	(1)
Accrual balances at July 2, 2021	—	—	—	—	2	6	8
Restructuring charges	—	—	—	—	2	1	3
Cash payments	—	—	—	—	(4)	(2)	(6)
Adjustments	—	—	—	—	—	—	—
Accrual balances at July 1, 2022	—	—	—	—	—	5	5
Restructuring charges	145	3	104	7	10	—	269
Cash payments	(37)	(3)	(103)	(1)	(10)	(1)	(155)
Adjustments	—	—	—	(1)	1	—	—
Accrual balances at June 30, 2023	$ 108	$ —	$ 1	$ 5	$ 1	$ 4	$ 119
Total costs incurred to date as of June 30, 2023	$ 145	$ 3	$ 104	$ 7	$ 73	$ 24	$ 356
Total expected costs to be incurred as of June 30, 2023	$ —	$ —	$ —	$ —	$ —	$ 1	$ 1

Of the accrued restructuring balance of $119 million at June 30, 2023, $117 million was included in Accrued expenses and $2 million was included in Other non-current liabilities in the Company's Consolidated Balance Sheet. The accrued restructuring balance of $5 million at July 1, 2022 was included in Accrued expenses in the Company's Consolidated Balance Sheet.

During fiscal year 2023, the Company sold certain properties and assets and recognized a net gain of $167 million. The net gain was included in Restructuring and other, net in the Company's Consolidated Statements of Operations.

During fiscal year 2021, the Company recognized a gain of $3 million from the sale of a certain property and a gain of $2 million from termination of an operating lease, which were reported in Restructuring and other, net on the Company's Consolidated Statements of Operations.

8. Derivative Financial Instruments

The Company is exposed to foreign currency exchange rate, interest rate and to a lesser extent, equity market risks relating to its ongoing business operations. From time to time, the Company enters into cash flow hedges in the form of foreign currency forward exchange contracts in order to manage the foreign currency exchange rate risk on forecasted expenses and investments denominated in foreign currencies.

The Company has entered into certain interest rate swap agreements to convert the variable interest rate on its Term Loans to fixed interest rates. The objective of the interest rate swap agreements is to eliminate the variability of interest payment cash flows associated with the variable interest rate under the Term Loans. The Company designated the interest rate swaps as cash flow hedges.

In September 2022, the Company terminated its then existing interest swap agreements relating to Term Loans A1 and A2 and entered into new interest swap agreements with a notional amount of $1.6 billion, to convert the variable interest rate on certain principal amounts of the Term Loans drawn under its Credit Agreement. The Company received cash proceeds of $110 million from the counterparty. The cash proceeds were reported within Net cash provided by operating activities in the Company's Consolidated Statement of Cash Flows. The Company discontinued the related hedge accounting prospectively and as a result the realized gain of $110 million was accounted and reported in AOCI and is amortized to Interest expense in the Consolidated Statement of Operations over the remaining period of the Term Loans A1 and A2. During fiscal year 2023, $22 million of the gains were amortized to Interest expense in the Company's Consolidated Statements of Operations.

In June 2023, in connection with the $450 million of early repayment of a portion of the outstanding Term Loans principal, the Company terminated $300 million of its then existing interest swap agreements relating to Term Loans A1 and A2 with an immaterial loss. The Company entered into a new interest swap agreement relating to Term Loan A3 with a notional amount of $45 million, to convert the variable interest rate on certain principal amounts of the Term Loans drawn under its Credit Agreement. The Company discontinued the related hedge accounting prospectively and as a result the immaterial realized loss was recorded in Interest expense in the Company's Consolidated Statement of Operations in fiscal year 2023.

As of June 30, 2023, the aggregate notional amount of the Company's interest-rate swap contracts was $1.3 billion, of which $429 million will mature through September 2025 and $859 million will mature through July 2027.

The Company's accounting policies for these instruments are based on whether the instruments are classified as designated or non-designated hedging instruments. The Company records all derivatives on its Consolidated Balance Sheets at fair value. The changes in the fair value of highly effective designated cash flow hedges are recorded in AOCI until the hedged item is recognized in earnings. Derivatives that are not designated as hedging instruments or are not assessed to be highly effective are adjusted to fair value through earnings. The amount of net unrealized gains on cash flow hedges was $12 million and $51 million, respectively, as of June 30, 2023 and as of July 1, 2022. As of June 30, 2023, the amount of existing net gains related to cash flow hedges recorded in AOCI included a net gain of $39 million that is expected to be reclassified to earnings within twelve months.

The Company de-designates its cash flow hedges when the forecasted hedged transactions affect earnings or it is probable the forecasted hedged transactions will not occur in the initially identified time period. At such time, the associated gains and losses deferred in AOCI on the Company's Consolidated Balance Sheets are reclassified into earnings and any subsequent changes in the fair value of such derivative instruments are immediately reflected in earnings. The Company recognized a net gain of $16 million and a net loss of $29 million in Cost of revenue and Interest expense, respectively related to the de-designation on discontinued cash flow hedges during fiscal year 2023. The Company recognized a net loss of $11 million and $10 million in Cost of revenue and Interest expense respectively related to the de-designation on discontinued cash flow hedges during fiscal year 2022. The Company recognized a net gain of $14 million in Cost of revenue and a net loss of $7 million in Interest expense related to the de-designation on discontinued cash flow hedges during the fiscal year 2021.

Other derivatives not designated as hedging instruments consist of foreign currency forward exchange contracts that the Company uses to hedge the foreign currency exposure on forecasted expenditures denominated in currencies other than the U.S. dollar. The Company also enters into foreign currency forward contracts with contractual maturities of less than one month, which are designed to mitigate the effect of changes in foreign exchange rates on monetary assets and liabilities. The Company recognizes gains and losses on these contracts, as well as the related costs in Other, net on its Consolidated Statements of Operations.

The following tables show the total notional value of the Company's outstanding foreign currency forward exchange contracts as of June 30, 2023 and July 1, 2022. All of the foreign currency forward exchange contracts mature within 12 months.

(Dollars in millions)	As of June 30, 2023	
	Contracts Designated as Hedges	Contracts Not Designated as Hedges
Singapore Dollar	$ 195	$ 161
Thai Baht	129	16
Chinese Renminbi	64	12
British Pound Sterling	57	8
	$ 445	$ 197

(Dollars in millions)	As of July 1, 2022	
	Contracts Designated as Hedges	Contracts Not Designated as Hedges
Singapore Dollar	$ 178	$ 52
Thai Baht	133	35
Chinese Renminbi	92	24
British Pound Sterling	64	15
	$ 467	$ 126

The Company is subject to equity market risks due to changes in the fair value of the notional investments selected by its employees as part of its non-qualified deferred compensation plan: the Seagate Deferred Compensation Plan (the "SDCP"). In fiscal year 2014, the Company entered into a Total Return Swap ("TRS") in order to manage the equity market risks associated with the SDCP's liabilities. The Company pays a floating rate, based on SOFR plus an interest rate spread, on the notional amount of the TRS. The TRS is designed to substantially offset changes in the SDCP's liabilities due to changes in the value of the investment options made by employees. As of June 30, 2023, the notional investments underlying the TRS amounted to $108 million. The contract term of the TRS is through January 2024 and is settled on a monthly basis, therefore limiting counterparty performance risk. The Company did not designate the TRS as a hedge. Rather, the Company records all changes in the fair value of the TRS to earnings to offset the market value changes of the SDCP's liabilities.

The following tables show the Company's derivative instruments measured at gross fair value as reflected in the Consolidated Balance Sheets as of June 30, 2023 and July 1, 2022:

(Dollars in millions)	As of June 30, 2023			
	Derivative Assets		Derivative Liabilities	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:				
Foreign currency forward exchange contracts	Other current assets	$ 2	Accrued expenses	$ (10)
Interest rate swap	Other current assets	20	Accrued expenses	—
Derivatives not designated as hedging instruments:				
Foreign currency forward exchange contracts	Other current assets	—	Accrued expenses	(1)
Total return swap	Other current assets	1	Accrued expenses	—
Total derivatives		$ 23		$ (11)

(Dollars in millions)	As of July 1, 2022				
	Derivative Assets		Derivative Liabilities		
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	
Derivatives designated as hedging instruments:					
Foreign currency forward exchange contracts	Other current assets	$ —	Accrued expenses	$	(14)
Interest rate swap	Other current assets	65	Accrued expenses		—
Derivatives not designated as hedging instruments:					
Foreign currency forward exchange contracts	Other current assets	—	Accrued expenses		(5)
Total return swap	Other current assets	—	Accrued expenses		(4)
Total derivatives		$ 65		$	(23)

The following tables show the effect of the Company's derivative instruments on the Consolidated Statement of Comprehensive Income and Consolidated Statement of Operations for the fiscal year ended June 30, 2023:

Derivatives Not Designated as Hedging Instruments	Location of Gain/(Loss) Recognized in Income on Derivatives	Amount of Gain/(Loss) Recognized in Income on Derivatives
Foreign currency forward exchange contracts	Other, net	$ (7)
Total return swap	Operating expenses	6

(Dollars in millions) Derivatives Designated as Hedging Instruments	Amount of Gain/(Loss) Recognized in OCI on Derivatives (Effective Portion)	Location of Gain/(Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain/(Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain/(Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain/(Loss) Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Foreign currency forward exchange contracts	$ (6)	Cost of revenue	$ 16	Other, net	$ (4)
Interest rate swap	71	Interest expense	(29)	Interest expense	—

The following tables show the effect of the Company's derivative instruments on the Consolidated Statement of Comprehensive Income and Consolidated Statement of Operations for the fiscal year ended July 1, 2022:

Derivatives Not Designated as Hedging Instruments	Location of Gain/(Loss) Recognized in Income on Derivatives	Amount of Gain/(Loss) Recognized in Income on Derivatives
Foreign currency forward exchange contracts	Other, net	$ (9)
Total return swap	Operating expenses	(18)

(Dollars in millions) Derivatives Designated as Hedging Instruments	Amount of Gain/(Loss) Recognized in OCI on Derivatives (Effective Portion)	Location of Gain/(Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain/(Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain/(Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain/(Loss) Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Foreign currency forward exchange contracts	$ (22)	Cost of revenue	$ (11)	Other, net	$ 1
Interest rate swap	70	Interest expense	(10)	Interest expense	—

9. Fair Value

Measurement of Fair Value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Fair Value Hierarchy

A fair value hierarchy is based on whether the market participant assumptions used in determining fair value are obtained from independent sources (observable inputs) or reflect the Company's own assumptions of market participant valuation (unobservable inputs). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are:

Level 1 - Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices for identical assets and liabilities in markets that are inactive; quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly; or

Level 3 - Prices or valuations that require inputs that are both unobservable and significant to the fair value measurement.

The Company considers an active market to be one in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis and views an inactive market as one in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers. Where appropriate, the Company's or the counterparty's non-performance risk is considered in determining the fair values of liabilities and assets, respectively.

Items Measured at Fair Value on a Recurring Basis

The following tables present the Company's assets and liabilities, by financial instrument type and balance sheet line item that are measured at fair value on a recurring basis, excluding accrued interest components, as of:

	June 30, 2023				July 1, 2022			
	Fair Value Measurements at Reporting Date Using				Fair Value Measurements at Reporting Date Using			
(US Dollars in millions)	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance
Assets:								
Money market funds	$ 72	$ —	$ —	$ 72	$ 59	$ —	$ —	$ 59
Total cash equivalents	72	—	—	72	59	—	—	59
Restricted cash and investments:								
Money market funds	1	—	—	1	1	—	—	1
Time deposits and certificates of deposit	—	1	—	1	—	1	—	1
Other debt securities	—	—	16	16	—	—	23	23
Derivative assets	—	23	—	23	—	65	—	65
Total assets	$ 73	$ 24	$ 16	$ 113	$ 60	$ 66	$ 23	$ 149
Liabilities:								
Derivative liabilities	$ —	$ 11	$ —	$ 11	$ —	$ 23	$ —	$ 23
Total liabilities	$ —	$ 11	$ —	$ 11	$ —	$ 23	$ —	$ 23

	June 30, 2023				July 1, 2022			
	Fair Value Measurements at Reporting Date Using				Fair Value Measurements at Reporting Date Using			
(US Dollars in millions)	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance
Assets:								
Cash and cash equivalents	$ 72	$ —	$ —	$ 72	$ 59	$ —	$ —	$ 59
Other current assets	1	24	—	25	1	66	—	67
Other assets, net	—	—	16	16	—	—	23	23
Total assets	$ 73	$ 24	$ 16	$ 113	$ 60	$ 66	$ 23	$ 149
Liabilities:								
Accrued expenses	$ —	$ 11	$ —	$ 11	$ —	$ 23	$ —	$ 23
Total liabilities	$ —	$ 11	$ —	$ 11	$ —	$ 23	$ —	$ 23

The Company classifies items in Level 1 if the financial assets consist of securities for which quoted prices are available in an active market.

The Company classifies items in Level 2 if the financial asset or liability is valued using observable inputs. The Company uses observable inputs including quoted prices in active markets for similar assets or liabilities. Level 2 assets include: agency bonds, corporate bonds, commercial paper, municipal bonds, U.S. Treasuries, time deposits and certificates of deposit. These debt investments are priced using observable inputs and valuation models which vary by asset class. The Company uses a pricing service to assist in determining the fair value of all of its cash equivalents. For the cash equivalents in the Company's portfolio, multiple pricing sources are generally available. The pricing service uses inputs from multiple industry standard data providers or other third-party sources and various methodologies, such as weighting and models, to determine the appropriate price at the measurement date. The Company corroborates the prices obtained from the pricing service against other independent sources and, as of June 30, 2023, has not found it necessary to make any adjustments to the prices obtained. The Company's derivative financial instruments are also classified within Level 2. The Company's derivative financial instruments consist of foreign currency forward exchange contracts, interest rate swaps and the TRS. The Company recognizes derivative financial instruments in its consolidated financial statements at fair value. The Company determines the fair value of these instruments by considering the estimated amount it would pay or receive to terminate these agreements at the reporting date.

Items Measured at Fair Value on a Non-Recurring Basis

From time to time, the Company enters into certain strategic investments for the promotion of business and strategic objectives, which are accounted for either under the equity method or the measurement alternative. Investments under the measurement alternative are recorded at cost, less impairment and adjusted for qualifying observable price changes on a prospective basis. If measured at fair value in the Consolidated Balance Sheets, these investments would generally be classified in Level 3 of the fair value hierarchy.

For the investments that are accounted for under the equity method, the Company recorded a net loss of $4 million in fiscal year 2023, and a net gain of $8 million and $48 million in fiscal years 2022 and 2021, respectively. The adjusted carrying value of the investments accounted under the equity method amounted to $55 million and $61 million as of June 30, 2023 and July 1, 2022 respectively.

For the investments that are accounted under the measurement alternative, the Company recorded a net loss of $5 million in fiscal year 2023, which included $9 million related to downward adjustments to write down the carrying amount of certain investments to their fair value. For fiscal years 2022 and 2021, the Company recorded a net gain of $4 million and $51 million, respectively. In fiscal year 2021, the Company recorded downward adjustment of $12 million to write down the carrying amount of certain investments to their fair value. As of June 30, 2023 and July 1, 2022, the carrying value of the Company's strategic investments under the measurement alternative was $88 million and $88 million, respectively.

The Company's debt is carried at amortized cost. The estimated fair value of the Company's debt is derived using the closing price of the same debt instruments as of the date of valuation, which takes into account the yield curve, interest rates and other observable inputs. Accordingly, these fair value measurements are categorized as Level 2. The following table presents the fair value and amortized cost of the Company's debt in order of maturity:

(Dollars in millions)	June 30, 2023		July 1, 2022	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
4.750% Senior Notes due June 2023	$ —	$ —	$ 540	$ 538
4.875% Senior Notes due March 2024	—	—	499	494
4.750% Senior Notes due January 2025	479	472	479	471
4.875% Senior Notes due June 2027	504	484	504	483
4.091% Senior Notes due June 2029	465	436	466	427
3.125% Senior Notes due July 2029	163	126	500	396
8.250% Senior Notes due December 2029	500	522	—	—
4.125% Senior Notes due January 2031	275	227	500	410
3.375% Senior Notes due July 2031	72	53	500	393
8.500% Senior Notes due July 2031	500	524	—	—
9.625% Senior Notes due December 2032	750	830	—	—
5.750% Senior Notes due December 2034	489	438	489	433
SOFR Based Term Loan A1 due September 2025	430	426	600	588
SOFR Based Term Loan A2 due July 2027	430	420	600	586
SOFR Based Term Loan A3 due July 2027	430	413	—	—
	$ 5,487	$ 5,371	$ 5,677	$ 5,219
Less: unamortized debt issuance costs	(36)	—	(31)	—
Debt, net of debt issuance costs	$ 5,451	$ 5,371	$ 5,646	$ 5,219
Less: current portion of debt, net of debt issuance costs	(63)	(62)	(584)	(582)
Long-term debt, less current portion, net of debt issuance costs	$ 5,388	$ 5,309	$ 5,062	$ 4,637

10. Shareholders' (Deficit) Equity

Share Capital

The Company's authorized share capital is $13,500 and consists of 1,250,000,000 ordinary shares, par value $0.00001, of which 207,389,381 shares were outstanding as of June 30, 2023, and 100,000,000 preferred shares, par value $0.00001, of which none were issued or outstanding as of June 30, 2023.

Ordinary shares - Holders of ordinary shares are entitled to receive dividends when and as declared by the Company's board of directors (the "Board of Directors"). Upon any liquidation, dissolution, or winding up of the Company, after required payments are made to holders of preferred shares, any remaining assets of the Company will be distributed ratably to holders of the preferred and ordinary shares. Holders of shares are entitled to one vote per share on all matters upon which the ordinary shares are entitled to vote, including the election of directors.

Preferred shares - The Company may issue preferred shares in one or more series, up to the authorized amount, without shareholder approval. The Board of Directors is authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. The Board of Directors can also increase or decrease the number of shares of a series, but not below the number of shares of that series then outstanding, without any further vote or action by the shareholders.

The Board of Directors may authorize the issuance of preferred shares with voting or conversion rights that could harm the voting power or other rights of the holders of the ordinary shares. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and might harm the market price of its ordinary shares and the voting and other rights of the holders of ordinary shares.

Repurchases of Equity Securities

All repurchases are effected as redemptions in accordance with the Company's Constitution.

As of June 30, 2023, $1.9 billion remained available for repurchase under the existing repurchase authorization limit approved by the Board of Directors.

The following table sets forth information with respect to repurchases of the Company's ordinary shares during fiscal years 2023, 2022 and 2021:

(In millions)	Number of Shares Repurchased	Dollar Value of Shares Repurchased
Cumulative repurchased through July 3, 2020	392	$ 12,386
Repurchased in fiscal year 2021[1]	34	2,081
Cumulative repurchased through July 2, 2021	426	14,467
Repurchased in fiscal year 2022[1]	21	1,857
Cumulative repurchased through July 1, 2022	447	16,324
Repurchased in fiscal year 2023[1]	6	444
Cumulative repurchased through June 30, 2023	453	$ 16,768

---

[1] For fiscal years 2023, 2022 and 2021, includes net share settlements of $44 million, $51 million and $33 million for 1 million, 1 million and 1 million shares, respectively, in connection with tax withholding related to vesting of restricted share units.

11. Share-Based Compensation

Share-Based Compensation Plans

The Company's share-based compensation plans have been established to promote the Company's long-term growth and financial success by providing incentives to its employees, directors and consultants through grants of share-based awards. The provisions of the Company's share-based benefit plans, which allow for the grant of various types of equity-based awards, are also intended to provide greater flexibility to maintain the Company's competitive ability to attract, retain and motivate participants for the benefit of the Company and its shareholders.

Seagate Technology Holdings plc 2022 Equity Incentive Plan (the "2022 EIP"): On October 20, 2021, (the "Approval Date"), shareholders of the Company approved the adoption of the 2022 EIP in replacement of Seagate Technology Holdings plc 2012 Equity Inventive Plan (the "2012 EIP"), which was retired as of the Approval Date. The 2022 EIP provides for the grant of various types of awards including restricted share units ("RSUs"), options, performance-based share units ("PSUs") and share appreciation rights. The maximum number of shares that may be delivered to the participants under the 2022 EIP shall not exceed (i) 14.1 million ordinary shares, plus (ii) any shares subject to any outstanding share awards granted under the 2012 EIP that, on or after the Approval Date expire, are cancelled or otherwise terminate, in whole or in part, without having been exercised or redeemed in full, or are settled in cash ((i) and (ii) together being the "Share Reserve"). The maximum aggregate number of shares that may be issued pursuant to RSUs or PSUs (collectively, "Full-Value Share Awards") shall not exceed 12.3 million ordinary shares. Any shares that are subject to the 2022 EIP will be counted against the Share Reserve as one share for every one share granted. As of June 30, 2023, there were 9.9 million ordinary shares available for issuance of Full-Value Share Awards under the 2022 EIP.

Dot Hill Systems 2009 Equity Incentive Plan (the "DHEIP"). Effective May 18, 2021, Seagate Technology Holdings plc assumed the Dot Hill Systems 2009 Equity Incentive Plan, which was acquired by STUC effective October 6, 2015. The Company assumed the remaining authorized but unused share reserve of approximately 2.0 million shares, based on the conversion ratio, from the DHEIP on the acquisition date. Effective April 24, 2019, the Company terminated the DHEIP and thus, no further grants will be made under the DHEIP. Outstanding awards granted under the DHEIP will remain subject to the terms of the DHEIP.

Seagate Technology Holdings plc Employee Stock Purchase Plan (the "ESPP"). There are 60.0 million ordinary shares authorized to be issued under the ESPP. The ESPP consists of a six-month offering period with a maximum issuance of 1.5 million ordinary shares per offering period. The ESPP permits eligible employees to purchase ordinary shares through payroll deductions generally at 85% of the fair market value of the ordinary shares. As of June 30, 2023, there were approximately 6.6 million ordinary shares available for issuance under the ESPP.

Equity Awards

RSUs generally vest over a period of four years, with 25% vest on the first anniversary of the vesting commencement date and the remaining 75% vest ratably each quarter over the next 36 months, subject to continuous employment with the Company through the vesting date. Options generally vest as follows: 25% of the awards will vest on the first anniversary of the vesting commencement date and the remaining 75% will vest ratably each month thereafter over the next 36 months, subject to continuous employment with the Company through the vesting date. Options granted under the 2022 EIP and 2012 EIP have an exercise price equal to the fair market value of the Company's ordinary shares on the grant date. Fair market value is defined as the closing price of the Company's ordinary shares on NASDAQ on the grant date.

The Company granted PSUs to its senior executive officers under the 2022 EIP and 2012 EIP where vesting is subject to both the continued employment of the participant by the Company and the achievement of certain financial and operational performance goals established by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee"). A single PSU represents the right to receive a single ordinary share of the Company. During fiscal years 2023, 2022 and 2021, the Company granted 0.3 million, 0.3 million and 0.3 million PSUs, respectively, where performance is measured based on a three-year average return on invested capital ("ROIC") goal and a relative total shareholder return ("TSR") goal, which is based on the Company's ordinary shares measured against a benchmark TSR of a peer group over the same three-year period (the "TSR/ROIC" awards). For fiscal years 2023 and 2022, the PSUs granted to certain executive officers contain two ESG modifiers that will increase or decrease the PSU achievement level based on the Company's performance against both a social goal of increasing gender diversity in leadership positions and an environmental goal of greenhouse gas reduction. These awards vest after the end of the performance period of three years from the grant date. A percentage of these units may vest only if at least the minimum ROIC goal is met regardless of whether the TSR goal is met. The number of share units to vest will range from 0% to 200% of the targeted units. In evaluating the fair value of these units, the Company used a Monte Carlo simulation on the grant date, taking the market-based TSR goal into consideration. Compensation expense related to these units is only recorded in a period if it is probable that the ROIC goal will be met, and it is to be recorded at the expected level of achievement.

The Company also granted 0.1 million and 0.1 million PSUs during fiscal years 2021 and 2020, respectively, to certain of its executive officers which are subject to a performance goal related to the Company's adjusted earnings per share ("AEPS"). These awards have a maximum seven-year vesting period, with 25% annual vesting starting on the first anniversary of the grant date. If the AEPS goal is not achieved, vesting is delayed to a following year in which the AEPS goal is achieved. Any unvested awards from prior years may vest cumulatively in a future year within the seven-year vesting period if the annual AEPS goal is achieved during a subsequent year. If the AEPS goal has not been met by the end of the seven-year period, any unvested shares will be forfeited.

Determining Fair Value of Seagate Technology Share Plans

Valuation and amortization method - The Company estimates the fair value of granted share options, RSUs and PSUs subject to an AEPS condition granted using the Black-Scholes-Merton valuation model and a single share award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period or the remaining service (vesting) period.

Expected Term - Expected term represents the period that the Company's share-based awards are expected to be outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its share-based awards.

Expected Volatility - The Company uses a combination of the implied volatility of its traded options and historical volatility of its share price.

Expected Dividend - The Black-Scholes-Merton valuation model calls for a single expected dividend yield as an input. The dividend yield is determined by dividing the expected per share dividend during the coming year by the grant date share price. The expected dividend assumption is based on the Company's current expectations about its anticipated dividend policy. Also, because the expected dividend yield should reflect marketplace participants' expectations, the Company does not incorporate changes in dividends anticipated by management unless those changes have been communicated to or otherwise are anticipated by marketplace participants.

Risk-Free Interest Rate - The Company bases the risk-free interest rate used in the Black-Scholes-Merton valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term. Where the expected term of the Company's share-based awards do not correspond with the terms for which interest rates are quoted, the Company performed a straight-line interpolation to determine the rate from the available term maturities.

The fair value of the Company's shares related to options and RSUs granted to employees, shares issued from the ESPP and PSUs subject to TSR/ROIC or AEPS conditions for fiscal years 2023, 2022 and 2021 were estimated using the following assumptions:

	Fiscal Years		
	2023	2022	2021
Options			
Expected term (in years)	4.2	4.2	4.2
Volatility	37 %	38 %	37 - 38 %
Weighted-average volatility	37 %	38 %	38 %
Expected dividend rate	3.7 %	2.8 %	3.2 - 5.2 %
Weighted-average expected dividend rate	3.7 %	2.8 %	4.7 %
Risk-free interest rate	3.5 %	0.6 %	0.2 - 0.7 %
Weighted-average fair value	$ 17.28	$ 21.02	$ 10.77
RSUs			
Expected term (in years)	1 - 2.2	1 - 2.5	1 - 2.5
Expected dividend rate	3.2 - 5.5 %	2.4 - 3.4 %	2.5 - 5.4 %
Weighted-average expected dividend rate	3.8 %	2.8 %	4.6 %
Weighted-average fair value	$ 62.82	$ 82.40	$ 50.64
ESPP			
Expected term (in years)	0.5	0.5	0.5
Volatility	39 - 40 %	36 - 39 %	39 - 44 %
Weighted-average volatility	39 %	37 %	42 %
Expected dividend rate	3.5 - 4.0 %	2.6 - 3.0 %	4.0 - 5.8 %
Weighted-average expected dividend rate	3.8 %	2.8 %	5.1 %
Risk-free interest rate	2.9 - 4.7 %	0.1 - 0.5 %	0.1 %
Weighted-average fair value	$ 19.36	$ 24.38	$ 13.77
PSUs subject to TSR/ROIC conditions			
Expected term (in years)	3.0	3.0	3.0
Volatility	40 %	39 %	38 %
Weighted-average volatility	40 %	39 %	38 %
Expected dividend rate	4.1 %	3.1 %	5.6 %
Weighted-average expected dividend rate	4.1 %	3.1 %	5.6 %
Risk-free interest rate	3.6 %	0.4 %	0.2 %
Weighted-average fair value	$ 64.38	$ 86.01	$ 43.20
PSUs subject to an AEPS condition			
Expected term (in years)	0	0	2.5
Expected dividend rate	—	—	3.2 - 5.2 %
Weighted-average expected dividend rate	—	—	4.9 %
Weighted-average fair value	—	—	$ 45.50

Share-Based Compensation Expense

The Company recorded $115 million, $145 million and $112 million of share-based compensation during fiscal years 2023, 2022 and 2021, respectively. Management has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. When estimating forfeitures, the Company considers voluntary termination behavior as well as the historical analysis of actual forfeited awards.

Share Option Activity

The Company issues new ordinary shares upon exercise of share options. The following is a summary of option activities:

Options	Number of Shares (In millions)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (In years)	Aggregate Intrinsic Value (Dollars in millions)
Outstanding at July 1, 2022	1.6	$ 49.26	3.6	$ 36
Granted	0.2	$ 68.83		
Exercised	(0.2)	$ 41.47		
Forfeited	(0.1)	$ 72.13		
Outstanding at June 30, 2023	1.5	$ 51.96	2.9	$ 21
Vested and expected to vest at June 30, 2023	1.5	$ 51.78	2.8	$ 21
Exercisable at June 30, 2023	1.1	$ 46.60	2.0	$ 20

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's ordinary shares for the options that were in-the-money at June 30, 2023. During fiscal years 2023, 2022 and 2021, the aggregate intrinsic value of options exercised under the Company's share option plans was $5 million, $11 million and $31 million, respectively, determined as of the date of option exercise. The aggregate fair value of options vested during fiscal years 2023, 2022 and 2021 was approximately $4 million, $4 million and $4 million, respectively.

At June 30, 2023, the total compensation cost related to options granted to employees but not yet recognized was approximately $5 million, net of approximately $2 million of estimated forfeitures. This cost is being amortized on a straight-line basis over a weighted-average remaining term of approximately 2.5 years and will be adjusted for subsequent changes in estimated forfeitures.

Unvested Awards Activity

The following is a summary of unvested award activities which do not contain a performance condition:

Unvested Awards	Number of Shares (In millions)	Weighted-Average Grant-Date Fair Value
Unvested at July 1, 2022	4.8	$ 58.86
Granted	1.8	$ 62.82
Forfeited	(1.0)	$ 61.86
Vested	(1.9)	$ 54.79
Unvested at June 30, 2023	3.7	$ 62.07

At June 30, 2023, the total compensation cost related to unvested awards granted to employees but not yet recognized was approximately $156 million, net of estimated forfeitures of approximately $29 million. This cost is being amortized on a straight-line basis over a weighted-average remaining term of 2.1 years and will be adjusted for subsequent changes in estimated forfeitures. The aggregate fair value of unvested awards vested during fiscal years 2023, 2022 and 2021 were approximately $105 million, $96 million and $75 million, respectively.

Performance Awards

The following is a summary of unvested award activities which contain a performance condition:

Performance Awards	Number of Shares (In millions)	Weighted-Average Grant-Date Fair Value
Performance units at July 1, 2022	0.9	$ 59.72
Granted	0.4	$ 60.72
Forfeited	(0.2)	$ 64.46
Vested	(0.4)	$ 51.30
Performance units at June 30, 2023	0.7	$ 64.29

At June 30, 2023, the total compensation cost related to performance awards granted to employees but not yet recognized was approximately $8 million, net of estimated forfeitures of approximately $2 million. This cost is being amortized on a straight-line basis over a weighted-average remaining term of 1.2 years. The aggregate fair value of performance awards vested during fiscal years 2023, 2022 and 2021 were approximately $16 million, $4 million and $8 million, respectively.

ESPP

During fiscal years 2023, 2022 and 2021, the aggregate intrinsic value of shares purchased under the Company's ESPP was approximately $10 million, $29 million and $27 million, respectively. At June 30, 2023, the total compensation cost related to options to purchase the Company's ordinary shares under the ESPP but not yet recognized was approximately $1.5 million. This cost will be amortized on a straight-line basis over a weighted-average period of approximately one month. During fiscal year 2023, the Company issued 0.9 million ordinary shares with a weighted-average exercise price of $62.36 per share.

Tax-Deferred Savings Plan

The Company has a tax-deferred savings plan, the Seagate 401(k) Plan (the "401(k) plan"), for the benefit of qualified employees. The 401(k) plan is designed to provide employees with an accumulation of funds at retirement. Qualified employees may elect to make contributions to the 401(k) plan on a bi-weekly basis. Pursuant to the 401(k) plan, the Company matches 50% of employee contributions, up to 6% of compensation, subject to maximum annual contributions of $6,000 per participating employee. During fiscal years 2023, 2022 and 2021, the Company made matching contributions of $15 million, $15 million and $15 million, respectively.

Deferred Compensation Plan

The Company has adopted the SDCP for the benefit of eligible employees. The plan is designed to permit certain discretionary employer contributions, in excess of the tax limits applicable to the 401(k) plan, and to permit employee deferrals in excess of certain tax limits. During fiscal year 2014, the Company entered into a TRS in order to manage the equity market risks associated with the SDCP liabilities. See *Note 8. Derivative Financial Instruments* contained in this report for additional information about the TRS.

12. Guarantees

Indemnifications of Officers and Directors

Seagate Technology, an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Seagate-Cayman") and wholly-owned subsidiary of STX, from time to time enters into indemnification agreements with the directors, officers, employees and agents of STX or any of its subsidiaries (each, an "Indemnitee"). The indemnification agreements provide indemnification in addition to any of Indemnitee's indemnification rights under any relevant Articles of Association (or similar constitutional document), applicable law or otherwise, and indemnifies an Indemnitee for certain expenses (including attorneys' fees), judgments, fines and settlement amounts actually and reasonably incurred by him or her in any action or proceeding, including any action by or in the right of STX or any of its subsidiaries, arising out of his or her service as a director, officer, employee or agent of STX or any of its subsidiaries or of any other entity to which he or she provides services at the Company's request. However, Indemnitees are not indemnified under the indemnification agreements for (i) any fraud or dishonesty in the performance of Indemnitee's duty to STX or the applicable subsidiary or (ii) Indemnitee's conscious, intentional or willful failure to act honestly, lawfully and in good faith with a view to the best interests of the Company. In addition, the indemnification agreements provide that Seagate-Cayman will advance expenses incurred by an Indemnitee in connection with enforcement of the indemnification agreement or with the investigation, settlement or appeal of any action or proceeding against him or her as to which he or she could be indemnified.

The nature of these indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay on behalf of its officers and directors. Historically, the Company has not made any significant indemnification payments under such indemnification agreements and no amount has been accrued in the Company's consolidated financial statements with respect to these indemnification obligations.

Indemnification Obligations

The Company from time to time enters into agreements with customers, suppliers, partners and others in the ordinary course of business that provide indemnification for certain matters including, but not limited to, intellectual property infringement claims, environmental claims and breach of agreement claims. The nature of the Company's indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the Company's consolidated financial statements with respect to these indemnification obligations.

Product Warranty

The Company estimates probable product warranty costs at the time revenue is recognized. The Company generally warrants its products for a period of 1 to 5 years. The Company uses estimated repair or replacement costs and uses statistical modeling to estimate product warranty return rates in order to determine its warranty obligation. As of June 30, 2023, the Company's reserve for product warranty was $168 million compared to $148 million as of July 1, 2022. The increase of $20 million was primarily driven by an increase in the Company's warranty return rate as compared to prior year and higher cost of repair, partially offset by continued decline in total number of units under warranty.

Changes in the Company's product warranty liability during the fiscal years ended June 30, 2023, July 1, 2022 and July 2, 2021 were as follows:

	Fiscal Years Ended		
(Dollars in millions)	June 30, 2023	July 1, 2022	July 2, 2021
Balance, beginning of period	$ 148	$ 136	$ 151
Warranties issued	55	79	76
Repairs and replacements	(92)	(88)	(81)
Changes in liability for pre-existing warranties, including expirations	57	21	(10)
Balance, end of period	$ 168	$ 148	$ 136

13. (Loss) Earnings Per Share

Basic earnings per share is computed by dividing income available to shareholders by the weighted-average number of shares outstanding during the period. Diluted earnings per share is computed by dividing income available to shareholders by the weighted-average number of shares outstanding during the period and the number of additional shares that would have been outstanding if the potentially dilutive securities had been issued. Potentially dilutive securities include outstanding options, unvested RSUs and PSUs and shares to be purchased under the ESPP. The dilutive effect of potentially dilutive securities is reflected in diluted earnings per share by application of the treasury stock method. Under the treasury stock method, an increase in fair market value of the Company's share price can result in a greater dilutive effect from potentially dilutive securities. The following table sets forth the computation of basic and diluted net (loss) income per share attributable to the shareholders of the Company:

		Fiscal Years Ended				
(In millions, except per share data)		**June 30, 2023**		**July 1, 2022**		**July 2, 2021**
Numerator:						
Net (loss) income	$	(529)	$	1,649	$	1,314
Number of shares used in per share calculations:						
Total shares for purposes of calculating basic net (loss) income per share		207		220		242
Weighted-average effect of dilutive securities:						
Employee equity award plans		—		4		3
Total shares for purposes of calculating diluted net (loss) income per share		207		224		245
Net (loss) income per share						
Basic	$	(2.56)	$	7.50	$	5.43
Diluted		(2.56)		7.36		5.36

During fiscal year 2023, the Company recorded a net loss, and as such, all potentially dilutive securities related to the employee equity award plans have been excluded for those periods as including them would be anti-dilutive. The weighted average anti-dilutive shares that were excluded from the computation of diluted net (loss) income per share were 7 million for the fiscal year ended June 30, 2023, and were not material for the fiscal years ended July 1, 2022 and July 2, 2021.

14. Legal, Environmental and Other Contingencies

The Company assesses the probability of an unfavorable outcome of all its material litigation, claims or assessments to determine whether a liability had been incurred and whether it is probable that one or more future events will occur confirming the fact of the loss. In the event that an unfavorable outcome is determined to be probable and the amount of the loss can be reasonably estimated, the Company establishes an accrual for the litigation, claim or assessment. In addition, in the event an unfavorable outcome is determined to be less than probable, but reasonably possible, the Company will disclose an estimate of the possible loss or range of such loss; however, when a reasonable estimate cannot be made, the Company will provide disclosure to that effect. Litigation is inherently uncertain and may result in adverse rulings or decisions. Additionally, the Company may enter into settlements or be subject to judgments that may, individually or in the aggregate, have a material adverse effect on its results of operations. Accordingly, actual results could differ materially.

Litigation

Lambeth Magnetic Structures LLC v. Seagate Technology (US) Holdings, Inc., et al. On April 29, 2016, Lambeth Magnetic Structures LLC filed a complaint against Seagate Technology (US) Holdings, Inc. and Seagate Technology LLC in the U.S. District Court for the Western District of Pennsylvania, alleging infringement of U.S. Patent No. 7,128,988, "Magnetic Material Structures, Devices and Methods," seeking damages as well as additional relief. The district court entered judgement in favor of Seagate on April 19, 2022. The parties filed post-trial motions with the district court in May 2022. On November 22, 2022, the court denied all pending post-trial motions. Lambeth Magnetic Structures LLC filed a notice of appeal to the Federal Circuit on December 20, 2022. A hearing date has not been set. The Company believes the asserted claims are without merit and intends to vigorously defend this case.

Seagate Technology LLC, et al. v. Headway Technologies, Inc., et al. On February 18, 2020, Seagate Technology LLC, Seagate Technology (Thailand) Ltd., Seagate Singapore International Headquarters Pte. Ltd. and Seagate Technology International (collectively, the "Seagate Entities") filed a complaint in the U.S. District Court for the Northern District of California against defendant suppliers of HDD suspension assemblies. Defendants include NHK Spring Co. Ltd., TDK

Corporation, Hutchinson Technology Inc. and several of their subsidiaries and affiliates. The complaint includes federal and state antitrust law claims, as well as a breach of contract claim. The complaint alleges that defendants and their co-conspirators knowingly conspired for more than twelve years not to compete in the supply of suspension assemblies; that defendants misused confidential information that the Seagate Entities had provided pursuant to nondisclosure agreements, in breach of their contractual obligations; and that the Seagate Entities paid artificially high prices on purchases of suspension assemblies. The Seagate Entities seek to recover the overcharges they paid for suspension assemblies, as well as additional relief permitted by law. On March 22, 2022, the Seagate Entities dismissed with prejudice all claims being asserted against Defendants TDK Corporation, Hutchinson Technology Inc. and their subsidiaries and affiliates (collectively "TDK") relating to the antitrust law claims, the breach of contract claim and other matters described in the complaint. On April 8, 2022, the court entered an Amended Stipulation and Order of Dismissal with Prejudice to dismiss all claims against TDK. On August 2, 2022, NHK Spring Co. Ltd. filed a motion for Partial Summary Judgment Regarding Foreign Commerce and on October 14, 2022, Seagate Entities' filed their corresponding opposition. On May 15, 2023, the court issued a ruling that Seagate's antitrust claims can proceed as to suspension assemblies that enter the United States but not as to suspension assembles that do not enter the United States. On July 28, 2023, the judge initiated a reconsideration of this ruling and requested further briefing. A trial date has not been set.

UA Local 38 Defined Contribution Pension Plan, et al. v. Seagate Technology Holdings PLC, et al. A putative class action lawsuit alleging violations of the federal securities laws was filed on July 10, 2023, in the U.S. District Court for the Northern District of California against Seagate Technology Holdings plc, Dr. William D. Mosley, and Gianluca Romano. The complaint alleges that it is a securities class action on behalf of all purchasers of Seagate common stock between September 15, 2020 to October 25, 2022 (the "Class Period") and asserts claims under Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b5-1. The complaint seeks unspecified monetary damages and other relief. As a second action, *Public Employees' Retirement System of Mississippi v. Seagate Technology Holdings plc, William David Mosley, and Gianluca Romano*, was filed on July 26, 2023, asserting similar claims. The Company believes that the asserted claims are without merit and intends to vigorously defend these cases.

Environmental Matters

The Company's operations are subject to U.S. and foreign laws and regulations relating to the protection of the environment, including those governing discharges of pollutants into the air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. Some of the Company's operations require environmental permits and controls to prevent and reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities.

The Company has established environmental management systems and continually updates its environmental policies and standard operating procedures for its operations worldwide. The Company believes that its operations are in material compliance with applicable environmental laws, regulations and permits. The Company budgets for operating and capital costs on an ongoing basis to comply with environmental laws. If additional or more stringent requirements are imposed on the Company in the future, it could incur additional operating costs and capital expenditures.

Some environmental laws, such as the Comprehensive Environmental Response Compensation and Liability Act of 1980 (as amended, the "Superfund" law) and its state equivalents, can impose liability for the cost of cleanup of contaminated sites upon any of the current or former site owners or operators or upon parties who sent waste to these sites, regardless of whether the owner or operator owned the site at the time of the release of hazardous substances or the lawfulness of the original disposal activity. The Company has been identified as a responsible or potentially responsible party at several sites. At each of these sites, the Company has an assigned portion of the financial liability based on the type and amount of hazardous substances disposed of by each party at the site and the number of financially viable parties. The Company has fulfilled its responsibilities at some of these sites and remains involved in only a few at this time.

While the Company's ultimate costs in connection with these sites is difficult to predict with complete accuracy, based on its current estimates of cleanup costs and its expected allocation of these costs, the Company does not expect costs in connection with these sites to be material.

The Company may be subject to various state, federal and international laws and regulations governing the environment, including those restricting the presence of certain substances in electronic products. For example, the European Union ("EU") enacted the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (2011/65/EU), which prohibits the use of certain substances, including lead, in certain products, including disk drives and server storage products, put on the market after July 1, 2006. Similar legislation has been or may be enacted in other jurisdictions, including in the U.S., Canada, Mexico, Taiwan, China, Japan and others. The EU REACH Directive (Registration, Evaluation, Authorization, and Restriction of Chemicals, EC 1907/2006) also restricts substances of very high concern in products. If the Company or its suppliers fails to comply with the substance restrictions, recycle requirements or other environmental requirements as they are enacted worldwide, it could have a materially adverse effect on the Company's business.

BIS Settlement

On April 18, 2023, the Company's subsidiaries Seagate Technology LLC and Seagate Singapore International Headquarters Pte. Ltd (collectively, "Seagate"), entered into the Settlement Agreement with BIS that resolves BIS' allegations regarding Seagate's sales of hard disk drives to Huawei between August 17, 2020 and September 29, 2021. Under the terms of the Settlement Agreement, Seagate has agreed to pay $300 million to BIS in quarterly installments of $15 million over the course of five years beginning October 31, 2023. Seagate has also agreed to complete three audits of its compliance with the license requirements of Section 734.9 of the U.S. Export Administration Regulations ("EAR"), including one audit by an unaffiliated third-party consultant chosen by Seagate with expertise in U.S. export control laws and two internal audits. The Settlement Agreement also includes a denial order that is suspended and will be waived five years after the date of the order issued under the Settlement Agreement, provided that Seagate has made full and timely payments under the Settlement Agreement and timely completed the audit requirements. While Seagate is in compliance with and upon successful compliance in full with the terms of the Settlement Agreement, BIS has agreed it will not initiate any further administrative proceedings against Seagate in connection with any violation of the EAR arising out of the transactions detailed in the Settlement Agreement.

While Seagate believed that it complied with all relevant export control laws at the time it made the hard disk drive sales at issue, Seagate determined that engaging with BIS and settling this matter was in the best interest of the Company, its customers, and its shareholders. In determining to engage with BIS and resolve this matter through a settlement agreement, the Company considered a number of factors, including the risks and cost of protracted litigation involving the U.S. government, as well as the size of the potential penalty and the Company's desire to focus on current business challenges and long-term business strategy. The Settlement Agreement includes a finding that the Company incorrectly interpreted the regulation at issue to require evaluation of only the last stage of Seagate's hard disk drive manufacturing process rather than the entire process. As part of this settlement, Seagate has agreed not to contest BIS' determination that the sales in question did not comply with the U.S. EAR.

The Company accrued a charge of $300 million during fiscal year 2023, which is reflected under BIS settlement penalty on its Consolidated Statements of Operations. As of June 30, 2023, $45 million and $255 million were included in Accrued expense and Other non-current liabilities, respectively, on its Consolidated Balance Sheet.

Other Matters

From time to time, arising in the normal course of business, the Company is involved in a number of other judicial, regulatory or administrative proceedings and investigations incidental to its business, and the Company expects to be involved in such proceedings and investigations arising in the normal course of its business in the future. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on its financial position or results of operations.

15. Commitments

Unconditional Long-Term Purchase Obligations. As of June 30, 2023, the Company had unconditional long-term purchase obligations of approximately $2.8 billion, primarily related to purchases of inventory components. The Company expects the commitment to total $297 million, $991 million, $981 million and $489 million, respectively, for fiscal years 2025, 2026, 2027, and 2028.

During fiscal year 2023, the Company recorded order cancellation fees of $108 million to terminate certain purchase commitments related to purchase of inventory components and equipment, which was reflected under Cost of revenue on its Consolidated Statements of Operations. As of June 30, 2023, $68 million remained unpaid and is expected to be paid within one year.

Unconditional Long-Term Capital Expenditures. As of June 30, 2023, the Company had unconditional long-term commitment of approximately $101 million, primarily related to purchases of equipment. The Company expects the capital expenditures to total $35 million, $39 million and $27 million, respectively, for fiscal years 2025, 2026, and 2027.

16. Business Segment and Geographic Information

The Company's manufacturing operations are based on technology platforms that are used to produce various data storage and systems solutions that serve multiple applications and markets. The Company has determined that its Chief Operating Decision Maker, the Chief Executive Officer, evaluates performance of the Company and makes decisions regarding investments in the Company's technology platforms and manufacturing infrastructure based on the Company's consolidated results. As a result, the Company has concluded that its manufacture and distribution of storage solutions constitutes one reporting segment.

In fiscal years 2023, 2022 and 2021, one customer accounted for approximately 10%, 10% and 11% of consolidated revenue, respectively.

The following table summarizes the Company's operations by country:

		Fiscal Years Ended				
(Dollars in millions)		June 30, 2023		July 1, 2022		July 2, 2021
Revenue from external customers [1]:						
Singapore	$	3,271	$	5,322	$	5,180
United States		3,053		4,694		3,656
The Netherlands		1,046		1,627		1,825
Other		14		18		20
Consolidated	$	7,384	$	11,661	$	10,681
Long-lived assets:						
United States	$	667	$	670	$	612
Thailand		606		679		682
Singapore		460		557		570
Other		369		426		411
Consolidated	$	2,102	$	2,332	$	2,275

_____

[1] Revenue is attributed to countries based on the bill from location.

17. Revenue

The following table provides information about disaggregated revenue by sales channel and geographical region for the Company's single reportable segment:

		Fiscal Years Ended				
(Dollars in millions)		June 30, 2023		July 1, 2022		July 2, 2021
Revenues by Channel						
OEMs	$	5,448	$	8,742	$	7,403
Distributors		1,119		1,676		1,854
Retailers		817		1,243		1,424
Total	$	7,384	$	11,661	$	10,681
Revenues by Geography[1]						
Asia Pacific	$	3,285	$	5,340	$	5,198
Americas		3,053		4,694		3,656
EMEA		1,046		1,627		1,827
Total	$	7,384	$	11,661	$	10,681

_____

[1] Revenue is attributed to countries based on bill from locations.

18. Subsequent Events

Dividend Declared

On July 26, 2023, the Company's Board of Directors declared a quarterly cash dividend of $0.70 per share, which will be payable on October 10, 2023 to shareholders of record as of the close of business on September 26, 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Seagate Technology Holdings public limited company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Seagate Technology Holdings public limited company (the Company) as of June 30, 2023 and July 1, 2022, the related consolidated statements of operations, comprehensive (loss) income, shareholders' (deficit) equity and cash flows for each of the three years in the period ended June 30, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2023 and July 1, 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated August 4, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition—Sales incentive program rebates and discounts

Description of the Matter	The Company sells its products to original equipment manufacturers, distributors and retailers (collectively, "customers"). As explained in Note 1 to the consolidated financial statements, the Company reduces revenue for estimated future reductions to the final selling prices for shipped products including sales incentive programs, such as price protection and volume incentives.
	Auditing management's estimates of future reductions to the final selling prices is complex as it requires management to make subjective assumptions including the amount of price adjustments on products as well as the timing of its channel sales of products through to end customers.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the completeness of sales incentive programs, the accuracy and completeness of the underlying data used in the calculations and management's assumptions of the amount of future reductions to the final selling prices as well as the timing of its channel sales of products through to end customers.
	To test the estimated sales incentive programs, our audit procedures included, among others, testing the completeness of sales incentive programs as well as the accuracy and completeness of the underlying data used in the calculations and evaluating the significant assumptions used by management to estimate its reserves related to remaining channel inventory. To test the completeness of the sales incentive programs, we inspected significant new sales contracts and agreements that include the contractual rights to discounts and rebates to validate they are being properly considered in the incentives reserve calculations and examined credit memos issued after year end. We also directly confirmed terms and conditions of agreements with a sample of the Company's customers as well as inquired of sales representatives and other members of management to assess whether all contractual terms were provided to the Finance Department. To test the underlying data used in the sales incentive program reserve calculations, we confirmed ending on hand inventory at a sample of distributors and retailers. To test management's assumptions of the amount of future reductions to the final selling prices as well as the timing of its distributors' sales of products through to end customers we inquired with operations management and compared estimates with industry and analysts' forecasts. In addition, we performed a retrospective review comparing prior period assumptions to the actual results in subsequent periods and performed sensitivity analyses to evaluate the potential effect of changes in the Company's significant assumptions.

Realizability of deferred income taxes

Description of the Matter	At June 30, 2023, the Company had gross deferred tax assets of $1,543 million, partially offset by a valuation allowance of $370 million. As discussed in Note 5 to the consolidated financial statements, the Company recognizes a valuation allowance to reduce the carrying value of its deferred tax assets to the amount that management believes is more likely than not to be realized.
	Auditing the realizability of the deferred tax assets was complex as the assessment process includes forecasting future sources of taxable income and scheduling the use of the applicable deferred tax assets which includes subjective management assumptions, and the amounts involved are material to the financial statements as a whole.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement relating to the realizability of deferred tax assets. This included controls over management's determination of sources and amount of future taxable income including income from operations and scheduling of the future reversal of existing taxable temporary differences.
	Among other audit procedures performed, we evaluated the assumptions used by the Company to develop projections of future taxable income by jurisdiction and tested the completeness and accuracy of the underlying data used in its projections. For example, we compared the projections of future taxable income with the actual results of prior periods, as well as management's consideration of current industry and economic trends. We also assessed the historical accuracy of management's projections and compared the projections of future taxable income with other forecasted financial information prepared by the Company. In addition, we tested the Company's scheduling of the reversal of existing temporary taxable differences.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1980.
San Jose, California
August 4, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Seagate Technology Holdings public limited company

Opinion on Internal Control Over Financial Reporting

We have audited Seagate Technology Holdings public limited company's internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Seagate Technology Holdings public limited company (the Company) maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of June 30, 2023 and July 1, 2022, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2023 and the related notes and our report dated August 4, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Jose, California
August 4, 2023

ITEM 9.   **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

Not applicable.

ITEM 9A.   **CONTROLS AND PROCEDURES**

Conclusions Regarding Disclosure Controls and Procedures

Our chief executive officer and our chief financial officer have concluded, based on the evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) by our management, with the participation of our chief executive officer and our chief financial officer, that our disclosure controls and procedures were effective as of June 30, 2023.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on our evaluation under the 2013 framework in *Internal Control—Integrated Framework*, our management has concluded that our internal control over financial reporting was effective as of June 30, 2023. The effectiveness of our internal control over financial reporting as of June 30, 2023 has been audited by Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10-K, as stated in their report that is included herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during our fourth fiscal quarter that have materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Our disclosure controls and procedures and our internal controls have been designed to provide reasonable assurance of achieving their objectives. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Seagate have been detected. An evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2023. Based on that evaluation, our management, including our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

ITEM 9B.   **OTHER INFORMATION**

Trading Plans or Rule 10b5-1 Trading Plans

The table below summarizes the material terms of trading arrangements adopted by any of our executive officers or directors during the June 2023 quarter. All of the trading arrangements listed below are intended to satisfy the affirmative defense of Rule 10b5-1(c).

Name	Title	Date of Adoption	End Date[1]	Aggregate number of ordinary shares to be sold pursuant to the trading agreement
Dr. William D. Mosley	Chief Executive Officer	6/1/2023	9/11/2024	452,048
Gianluca Romano	EVP and Chief Financial Officer	5/26/2023	12/15/2023	40,177
Ban Seng Teh	EVP, Chief Commercial Officer	6/7/2023	6/7/2024	20,000
Katherine E. Schuelke	SVP, Chief Legal Officer and Corporate Secretary	5/31/2023	9/29/2023	Net shares issued upon vesting of an aggregate 18,937 restricted stock units and performance stock units plus 262 ordinary shares.

[1] Each plan will expire on the earlier of the end date and the completion of all transactions under the trading arrangement.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information regarding our directors and compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, set forth in the sections entitled "Proposal 1—Election of Directors," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement to be filed with the SEC within 120 days of the end of our fiscal year pursuant to General Instruction G(3) to Form 10-K are hereby incorporated by reference in this section. In addition, the information set forth in Part I of this report under "Item 1. Business—*Information About Our Executive Officers*" is also incorporated by reference in this section.

We have adopted a Code of Ethics that applies to the Chief Executive Officer, the Chief Financial Officer, and the principal accounting officer or controller or persons performing similar functions. This Code of Ethics is available on our website. The Internet address for our website is *www.seagate.com*, and the Code of Ethics may be found from our main web page by clicking first on "Investors," next on "Governance" and then on "Code of Ethics."

We intend to satisfy any disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website in the location specified above for the Code of Ethics.

ITEM 11. EXECUTIVE COMPENSATION

The information regarding executive compensation required by this Item 11 set forth in the section entitled "Compensation of Named Executive Officers" in our Proxy Statement to be filed with the SEC within 120 days of the end of our fiscal year pursuant to General Instruction G(3) to Form 10-K is hereby incorporated by reference in this section.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information regarding security ownership beneficial owners and management and related shareholders and equity compensation plans required by this Item 12 set forth in the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information," respectively, in our Proxy Statement to be filed with the SEC within 120 days of the end of our fiscal year pursuant to General Instruction G(3) to Form 10-K is hereby incorporated by reference in this section.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information regarding certain relationships, related transactions and director independence required by this Item 13 set forth in the section entitled "Certain Relationships and Related Party and Other Transactions" in our Proxy Statement to be filed with the SEC within 120 days of the end of our fiscal year pursuant to General Instruction G(3) to Form 10-K is hereby incorporated by reference in this section.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information regarding principal accountant fees and services required by this Item 14 set forth in the section entitled "Fees to Independent Auditors" in our Proxy Statement to be filed with the SEC within 120 days of the end of our fiscal year pursuant to General Instruction G(3) to Form 10-K is hereby incorporated by reference in this section.

PART IV

ITEM 15   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as part of this Report:

     1. Financial Statements. The following Consolidated Financial Statements of Seagate Technology Holdings plc and Report of Independent Registered Public Accounting Firm are included in Item 8:

	Page No.
Consolidated Balance Sheets	49
Consolidated Statements of Operations	50
Consolidated Statements of Comprehensive (Loss) Income	51
Consolidated Statements of Cash Flows	52
Consolidated Statements of Shareholders' (Deficit) Equity	53
Notes to Consolidated Financial Statements	54
Reports of Independent Registered Public Accounting Firm	88

     2. Financial Statement Schedules. All schedules are omitted because they are not applicable or the required information is included in the Financial Statements or in the notes thereto.

(b)   *Exhibits.* The following exhibits, as required by Item 601 of Regulation S-K are attached or incorporated by reference as stated below.

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
2.1	Scheme of Arrangement among Seagate Technology plc and the Scheme Shareholders	DEF M14 A	001-31560	Annex A	3/3/2021	
3.1	Certificate of Incorporation of Seagate Technology Holdings plc	10-K	001-31560	3.1	8/6/2021	
3.2	Constitution of Seagate Technology Holdings public limited company as of May 18, 2021 (as amended by special resolution dated May 14, 2021)	S-8	001-31560	4.1	10/20/2021	
4.1	Description of Securities	10-K	001-31560	4.1	8/6/2021	
4.2	Specimen Ordinary Share Certificate	10-K	001-31560	4.2	8/6/2021	
4.3	Indenture for the 2023 Notes dated as of May 22, 2013, among Seagate HDD Cayman, as Issuer, Seagate Technology plc, as Guarantor, and U.S. Bank National Association, as trustee	8-K	001-31560	4.1	5/22/2013	
4.3(a)	Supplemental Indenture, dated as of May 18, 2021, to Indenture for the 2023 Notes dated May 22, 2013, by and among Seagate Technology Holdings public limited company, Seagate Technology public limited company, Seagate HDD Cayman, and U.S. Bank National Association, as trustee	8-K12B	001-31560	10.3	5/19/2021	
4.4	Form of 4.75% Senior Note due 2023	8-K	001-31560	4.1	5/22/2013	
4.5	Registration Rights Agreement dated as of May 22, 2013, among Seagate HDD Cayman, Seagate Technology plc and Morgan Stanley & Co. LLC.	8-K	001-31560	4.3	5/22/2013	
4.6	Indenture for the 2025 Notes dated as of May 28, 2014, among Seagate HDD Cayman, as Issuer, Seagate Technology plc, as Guarantor and U.S. Bank National Association, as trustee	8-K	001-31560	4.1	5/28/2014	
4.6(a)	Supplemental Indenture, dated as of May 18, 2021, to Indenture for the 2025 Notes dated May 28, 2014, by and among Seagate Technology Holdings public limited company, Seagate Technology public limited company, Seagate HDD Cayman and U.S. Bank National Association	8-K12B	001-31560	10.4	5/19/2021	
4.7	Form of 4.75% Senior Note due 2025	8-K	001-31560	4.1	5/28/2014	
4.8	Registration Rights Agreement dated as of May 28, 2014, among Seagate HDD Cayman, Seagate Technology plc and Morgan Stanley & Co. LLC.	8-K	001-31560	4.3	5/28/2014	
4.9	Indenture for the 2034 Notes dated as of December 2, 2014, among Seagate HDD Cayman, as issuer, Seagate Technology plc, as guarantor and U.S. Bank National Association, as trustee.	8-K	001-31560	4.1	12/2/2014	

| Exhibit No. | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
		Form	File No.	Exhibit	Filing Date	
4.9(a)	Supplemental Indenture, dated as of May 18, 2021, to Indenture for the 2034 Notes dated December 2, 2014, by and among Seagate Technology Holdings public limited company, Seagate Technology public limited company, Seagate HDD Cayman and U.S. Bank National Association	8-K12B	001-31560	10.5	5/19/2021	
4.10	Form of 5.75% Senior Note due 2034	8-K	001-31560	4.1	12/2/2014	
4.11	Registration Rights Agreement dated as of December 2, 2014, among Seagate HDD Cayman, Seagate Technology plc and Morgan Stanley & Co. LLC.	8-K	001-31560	4.3	12/2/2014	
4.12	Indenture for the 2022 Notes, dated as of February 3, 2017, among Seagate HDD Cayman, as Issuer, Seagate Technology plc, as Guarantor, and Wells Fargo Bank, National Association, as trustee	8-K	001-31560	4.1	2/3/2017	
4.12(a)	Supplemental Indenture, dated as of May 18, 2021, to Indenture for the 2022 Notes dated February 3, 2017, by and among Seagate Technology Holdings public limited company, Seagate Technology public limited company, Seagate HDD Cayman	8-K12B	001-31560	10.7	5/19/2021	
4.13	Form of 4.250% Senior Note due 2022	8-K	001-31560	4.1	2/3/2017	
4.14	Registration Rights Agreement for the 2022 Notes, dated as of February 3, 2017, among Seagate HDD Cayman, Seagate Technology plc and Morgan Stanley & Co. LLC	8-K	001-31560	4.5	2/3/2017	
4.15	Indenture for the 2024 Notes, dated as of February 3, 2017, among Seagate HDD Cayman, as Issuer, Seagate Technology plc, as Guarantor, and Wells Fargo Bank, National Association, as trustee	8-K	001-31560	4.3	2/3/2017	
4.15(a)	Supplemental Indenture, dated as of May 18, 2021, to Indenture for the 2024 Notes dated February 3, 2017, by and among Seagate Technology Holdings public limited company, Seagate Technology public limited company, Seagate HDD Cayman and Wells Fargo Bank, National Association	8-K12B	001-31560	10.6	5/19/2021	
4.16	Form of 4.875% Senior Note due 2024	8-K	001-31560	4.3	2/3/2017	
4.17	Registration Rights Agreement for the 2024 Notes, dated as of February 3, 2017, among Seagate HDD Cayman, Seagate Technology plc and Morgan Stanley & Co. LLC	8-K	001-31560	4.6	2/3/2017	
4.18	Indenture for the 2027 Notes dated as of May 14, 2015, among Seagate HDD Cayman, as Issuer, Seagate Technology plc, as Guarantor, and Wells Fargo Bank, National Association, as trustee	8-K	001-31560	4.1	5/14/2015	
4.18(a)	Supplemental Indenture, dated as of May 18, 2021, to Indenture for the 2027 Notes dated May 14, 2015, by and among Seagate Technology Holdings public limited company, Seagate Technology public limited company, Seagate HDD Cayman and Wells Fargo Bank, National Association	8-K12B	001-31560	10.8	5/19/2021	

		Incorporated by Reference				
Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
4.19	Form of 4.875% Senior Note due 2027	8-K	001-31560	4.1	5/14/2015	
4.20	Registration Rights Agreement dated as of May 14, 2015 among Seagate HDD Cayman, Seagate Technology plc and Morgan Stanley & Co. LLC	8-K	001-31560	4.3	5/14/2015	
4.21	Indenture for the January 2031 Notes dated as of June 10, 2020 among Seagate HDD Cayman, as Issuer, Seagate Technology plc, as Guarantor and Wells Fargo Bank, National Association, as trustee	8-K	001-31560	4.1	6/11/2020	
4.21(a)	Supplemental Indenture, dated as of May 18, 2021, to Indenture for the January 2031 Notes dated June 10, 2020, by and among Seagate Technology Holdings public limited company, Seagate Technology public limited company, Seagate HDD Cayman and Wells Fargo Bank, National Association	8-K12B	001-31560	10.9	5/19/2021	
4.22	Form of 4.125% Senior Note due January 2031	8-K	001-31560	4.1	6/11/2020	
4.23	Registration Rights Agreement for January 2031 Notes dated as of June 10, 2020 among Seagate HDD Cayman, Seagate Technology plc and Morgan Stanley & Co. LLC and BofA Securities Inc.	8-K	001-31560	4.3	6/11/2020	
4.24	Indenture for the June 2029 Notes dated as of June 18, 2020 among Seagate HDD Cayman, as Issuer, Seagate Technology plc, as Guarantor and Wells Fargo Bank, National Association, as trustee	8-K	001-31560	4.1	6/18/2020	
4.24(a)	Supplemental Indenture, dated as of May 18, 2021, to Indenture for the June 2029 Notes dated June 18, 2020, by and among Seagate Technology Holdings public limited company, Seagate Technology public limited company, Seagate HDD Cayman and Wells Fargo Bank, National Association	8-K12B	001-31560	10.10	5/19/2021	
4.25	Form of 4.091% Senior Note due 2029	8-K	001-31560	4.1	6/18/2020	
4.26	Registration Rights Agreement for June 2029 Notes dated as of June 18, 2020 among Seagate HDD Cayman, Seagate Technology plc and Morgan Stanley & Co. LLC and BofA Securities Inc.	8-K	001-31560	4.3	6/18/2020	
4.27	Indenture for the July 2029 Notes dated as of December 8, 2020 among Seagate HDD Cayman, as Issuer, Seagate Technology plc, as Guarantor and Wells Fargo Bank, National Association, as trustee	8-K	001-31560	4.1	12/9/2020	
4.27(a)	Supplemental Indenture, dated as of May 18, 2021, to Indenture for the July 2029 Notes dated December 8, 2020, by and among Seagate Technology Holdings public limited company, Seagate Technology public limited company, Seagate HDD Cayman and Wells Fargo Bank, National Association	8-K12B	001-31560	10.12	5/19/2021	
4.28	Form of 3.125% Senior Note due July 2029	8-K	001-31560	4.1	12/9/2020	
4.29	Registration Rights Agreement for the July 2029 Notes dated as of December 8, 2020 among Seagate HDD Cayman, Seagate Technology plc and Morgan Stanley & Co. LLC	8-K	001-31560	4.3	12/9/2020	

Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
			Incorporated by Reference			
4.30	Indenture for the July 2031 Notes dated as of December 8, 2020 among Seagate HDD Cayman, as Issuer, Seagate Technology plc, as Guarantor and Wells Fargo Bank, National Association, as trustee	8-K	001-31560	4.4	12/9/2020	
4.30(a)	Supplemental Indenture, dated as of May 18, 2021, to Indenture for the July 2031 Notes dated December 8, 2020, by and among Seagate Technology Holdings public limited company, Seagate Technology public limited company, Seagate HDD Cayman and Wells Fargo Bank, National Association	8-K12B	001-31560	10.11	5/19/2021	
4.31	Form of 3.375% Senior Note due 2031	8-K	001-31560	4.4	12/9/2020	
4.32	Registration Rights Agreement for the July 2031 Notes dated as of December 8, 2020 among Seagate HDD Cayman, Seagate Technology plc and Morgan Stanley & Co. LLC	8-K	001-31560	4.6	12/9/2020	
4.33	Indenture for the New Notes, dated as of November 30, 2022, among Seagate HDD Cayman, as Issuer, Seagate Technology Unlimited Company and Seagate Technology Holdings plc, as Guarantors, and Computershare Trust Company, National Association, as Trustee	8-K	001-31560	4.1	11/30/2022	
4.34	Form of 9.625% Senior Note due 2032	8-K	001-31560	4.2	11/30/2022	
4.35	Registration Rights Agreement for the New Notes, dated as of November 30, 2022, among Seagate HDD Cayman, Seagate Technology Unlimited Company, Seagate Technology Holdings plc, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., BofA Securities, Inc., Scotia Capital (USA) Inc., Wells Fargo Securities, LLC and BNP Paribas Securities Corp	8-K	001-31560	4.3	11/30/2022	
4.36	Indenture for the 2029 Notes, dated as of May 30, 2023, among Seagate HDD Cayman, as Issuer, Seagate Technology Holdings plc and Seagate Technology Unlimited Company, as Guarantors, and Computershare Trust Company, National Association, as Trustee.	8-K	001-31560	4.1	5/30/2023	
4.37	Form of 8.25% Senior Note due 2029 (included in Exhibit 4.1).	8-K	001-31560	4.2	5/30/2023	
4.38	Registration Rights Agreement for the 2029 Notes, dated as of May 30, 2023, among Seagate HDD Cayman, Seagate Technology Holdings plc, Seagate Technology Unlimited Company and Morgan Stanley & Co. LLC	8-K	001-31560	4.3	5/30/2023	
4.39	Indenture for the 2031 Notes, dated as of May 30, 2023, among Seagate HDD Cayman, as Issuer, Seagate Technology Holdings plc and Seagate Technology Unlimited Company, as Guarantors, and Computershare Trust Company, National Association, as Trustee.	8-K	001-31560	4.4	5/30/2023	
4.40	Form of 8.50% Senior Note due 2031 (included in Exhibit 4.4).	8-K	001-31560	4.5	5/30/2023	
4.41	Registration Rights Agreement for the 2031 Notes, dated as of May 30, 2023, among Seagate HDD Cayman, Seagate Technology Holdings plc, Seagate Technology Unlimited Company and Morgan Stanley & Co. LLC.	8-K	001-31560	4.6	5/30/2023	
10.1+	Amended and Restated Seagate Technology plc 2012 Equity Incentive Plan as amended and restated on October 19, 2016.	10-Q	001-31560	10.4	10/27/2017	

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.2+	Form of Outside Directors Restricted Share Unit Agreement for Seagate Technology Public Limited Company pursuant to the 2012 Equity Incentive Plan	10-Q	001-31560	10.4	1/26/2017	
10.3+	Form of Executive Performance Unit Agreement for Seagate Technology Public Limited Company pursuant to the 2012 Equity Incentive Plan	10-Q	001-31560	10.3	1/26/2017	
10.4+	Form of Employee Restricted Share Unit Agreement for Seagate Technology Public Limited Company pursuant to the 2012 Equity Incentive Plan	10-Q	001-31560	10.2	1/26/2017	
10.5+	Form of Employee Stock Option Agreement for Seagate Technology Public Limited Company pursuant to the 2012 Equity Incentive Plan	10-Q	001-31560	10.1	1/26/2017	
10.6 +	Dot Hill Systems Corp. 2009 Equity Incentive Plan, as amended, as assumed by Seagate Technology Public Limited Company by Deed Poll on October 21, 2015, and assumed by Seagate Technology Holdings Public Limited Company by Deed Poll on May 18, 2021	10-Q	001-31560	10.1	1/29/2016	
10.7+	2015 Seagate Deferred Compensation Plan	10-Q	001-31560	10.3	1/30/2015	
10.7(a)+	First Amendment to the 2015 Seagate Deferred Compensation Plan	10-Q	001-31560	10.1	10/30/2015	
10.7(b)+	Second Amendment to the 2015 Seagate Deferred Compensation Plan	10-K	001-31560	10.16(b)	8/2/2019	
10.7(c)+	Third Amendment to the 2015 Seagate Deferred Compensation Plan	10-Q	001-31560	10.6	2/4/2019	
10.7(d)+	Fourth Amendment to the 2015 Seagate Deferred Compensation Plan	10-Q	001-31560	10.1	2/5/2020	
10.7(e)+	Fifth Amendment to the 2015 Seagate Deferred Compensation Plan	10-Q	001-31560	10.2	1/28/2021	
10.8+	Seagate 2009 Deferred Compensation Plan	10-K	001-31560	10.17	8/2/2019	
10.8(a)+	First Amendment to 2009 Seagate Deferred Compensation Plan	10-Q	001-31560	10.26	5/5/2010	
10.8(b)+	Second Amendment to 2009 Seagate Deferred Compensation Plan	10-Q	001-31560	10.21	5/3/2011	
10.8(c)+	Third Amendment to 2009 Seagate Deferred Compensation Plan	10-Q/A	001-31560	10.56	1/31/2013	
10.8(d)+	Fourth Amendment to 2009 Seagate Deferred Compensation Plan	10-Q	001-31560	10.4	1/30/2015	
10.8(e)+	Fifth Amendment to 2009 Seagate Deferred Compensation Plan	10-Q	001-31560	10.7	2/4/2019	
10.8(f)+	Sixth Amendment to 2009 Seagate Deferred Compensation Plan	10-K	001-31560	10.17(f)	8/7/2020	
10.8(g)+	Seventh Amendment to the 2009 Seagate Deferred Compensation Plan	10-Q	001-31560	10.3	1/28/2021	
10.9+	2010 Restated Seagate Deferred Compensation Plan	10-Q	001-31560	10.27	4/30/2012	
10.9(a)+	First Amendment to the 2010 Restated Seagate Deferred Compensation Plan	10-Q	001-31560	10.4	2/4/2019	
10.9(b)+	Second Amendment to the 2010 Restated Seagate Deferred Compensation Plan	10-K	001-31560	10.18(b)	8/7/2020	
10.10+	Seagate Deferred Compensation Sub-Plan	10-Q	001-31560	10.28	5/5/2010	

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.10(a)+	First Amendment to the Seagate Deferred Compensation Sub-Plan	10-Q	001-31560	10.5	2/4/2019	
10.10(b)+	Second Amendment to the Seagate Deferred Compensation Sub-Plan	10-K	001-31560	10.19(b)+	8/7/2020	
10.11+	Seagate Technology plc Amended and Restated Executive Officer Performance Bonus Plan	8-K	001-31560	10.1	11/4/2013	
10.12+	Summary description of Seagate Technology plc's Compensation Policy for Non-Management Members of the Board of Directors with an Effective date of October 22, 2020	10-K	001-31560	10.13	8/6/2021	
10.13	Form of Revised Indemnification Agreement between Seagate Technology and the director or officer named therein	10-Q	001-31560	10.4(b)	5/6/2009	
10.14	Deed Poll of Assumption by Seagate Technology plc, dated July 2, 2010	8-K	001-31560	10.2	7/6/2010	
10.15	September 26, 2017 Equity Commitment Letter entered into by Seagate Technology plc and a consortium of investors led by Bain Capital Private Equity for the acquisition of Toshiba Memory Corporation	10-Q	001-31560	10.3	10/27/2017	
10.16+	Offer Letter, dated December 3, 2018 by and between Seagate U.S. LLC and Gianluca Romano	10-Q	001-31560	10.3	2/4/2019	
10.17+	Retention Letter, dated February 3, 2022 by and between Seagate and Gianluca Romano	10-Q	001-31560	10.1	4/28/2022	
10.18	Credit Agreement, dated as of February 20, 2019, by and among Seagate Technology public limited company, Seagate HDD Cayman, as the Borrower, the Lenders party thereto, The Bank of Nova Scotia, as Administrative Agent, Bank of America, N.A., BNP Paribas Securities Corp. and Morgan Stanley Senior Funding, Inc., as Syndication Agents, and MUFG Bank, Ltd. and Wells Fargo Bank, National Association, as Documentation Agents	10-Q	001-31560	10.1	4/30/2019	
10.19	U.S. Guarantee Agreement, dated as of February 20, 2019, among Seagate Technology public limited company and the subsidiaries party thereto, as Guarantors, and The Bank of Nova Scotia, as Administrative Agent	10-Q	001-31560	10.2	4/30/2019	
10.19(a)	First Amendment, dated as of January 13, 2021 to the U.S. Guarantee Agreement dated as of February 20, 2019	10-Q	001-31560	10.5	1/28/2021	

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.20	Indemnity, Subrogation and Contribution Agreement, dated as of February 20, 2019, among Seagate Technology public limited company, Seagate HDD Cayman, as the Borrower, the subsidiaries party thereto, as Guarantors, party thereto, and The Bank of Nova Scotia, as Administrative Agent	10-Q	001-31560	10.3	4/30/2019	
10.21	First Amendment, dated as of May 28, 2019, to the Credit Agreement dated as of February 20, 2019	10-Q	001-31560	10.1	11/1/2019	
10.21(a)	Second Amendment and Joinder Agreement, dated as of September 16, 2019, to the Credit Agreement dated as of February 20, 2019	10-Q	001-31560	10.2	11/1/2019	
10.21(b)	Third Amendment, dated as of January 13, 2021, to the Credit Agreement dated as of February 20, 2019	10-Q	001-31560	10.4	1/28/2021	
10.21(c)	Fourth Amendment, dated as of May 18, 2021, to the Credit Agreement as of February 19, 2019	8-K	001-31560	10.1	5/19/2021	
10.21(d)	Fifth Amendment, dated as of October 14, 2021 to the Credit Agreement as of February 20, 2019	10-Q	001-31560	10.6	10/28/2021	
10.22	Joinder and Assumption Agreement, dated as of May 18, 2021, by and among Seagate Technology Holdings public limited company, Seagate Technology public limited company, Seagate HDD Cayman, the guarantors party thereto, and The Bank of Nova Scotia, as administrative agent for the lenders	8-K12B	001-31560	10.2	5/19/2021	
10.23+	Revised Form of Executive Performance Unit Agreement for Seagate Technology public limited company pursuant to the 2012 Equity Incentive Plan (for awards granted after January 2020)	10-K	001-31560	10.35	8/7/2020	
10.24+	Revised Form of Employee Restricted Share Unit Agreement for Seagate Technology public limited company pursuant to the 2012 Equity Incentive Plan (for awards granted after January 2020)	10-K	001-31560	10.36	8/7/2020	
10.25+	Revised Form of Employee Stock Option Agreement for Seagate Technology public limited company pursuant to the 2012 Equity Incentive Plan (for awards granted after January 2020)	10-K	001-31560	10.37	8/7/2020	
10.26+	Revised Form of Outside Directors Restricted Share Unit agreement for Seagate Technology plc pursuant to pursuant to the 2012 Equity Incentive Plan (for awards granted after August 2020)	10-K	001-31560	10.38	8/7/2020	
10.27+	Revised Form of Employee Restricted Share Unit Agreement for Seagate Technology public limited company pursuant to the 2012 Equity Incentive Plan (for awards granted after April 2021)	10-Q	001-31560	10.3	4/29/2021	

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.28+	Amended and Restated Seagate Technology Holdings plc 2012 Equity Incentive Plan as amended and restated on May 18, 2021	8-K12B	001-31560	10.18	5/19/2021	
10.29+	Revised Form of Employee Restricted Share Unit Agreement for Seagate Technology Holdings public limited company pursuant to the 2012 Equity Incentive Plan (includes Compensation Recovery Policy) (for awards granted after May 18, 2021)	8-K12B	001-31560	10.14	5/19/2021	
10.30+	Revised Form of Outside Directors Restricted Share Unit Agreement for Seagate Technology Holdings public limited company pursuant to the 2012 Equity Incentive Plan (for awards granted after May 18, 2021)	8-K12B	001-31560	10.15	5/19/2021	
10.31+	Revised Form of Employee Stock Option Agreement for Seagate Technology Holdings public limited company pursuant to the 2012 Equity Incentive Plan (includes Compensation Recovery Policy) (for awards granted after May 18, 2021)	8-K12B	001-31560	10.16	5/19/2021	
10.32+	Revised Form of Executive Performance Share Unit Agreement for Seagate Technology Holdings public limited company pursuant to the 2012 Equity Incentive Plan (includes Compensation Recovery Policy) for awards granted after May 18, 2021)	8-K12B	001-31560	10.17	5/19/2021	
10.33+	Seagate Technology Holdings plc Amended and Restated Employee Stock Purchase Plan as amended and restated on May 18, 2021	8-K12B	001-31560	10.20	5/19/2021	
10.34	Deed Poll of Assumption by Seagate Technology Holdings plc, dated May 18, 2021	8-K12B	001-31560	10.13	5/19/2021	
10.35+	Seagate Technology Holdings plc Amended and Restated Executive Officer Performance Bonus Plan (as amended and restated effective May 18, 2021)	8-K12B	001-31560	10.19	5/19/2021	
10.36+	Seventh Amended and Restated Seagate Technology Executive Severance and Change in Control Plan	10-K	001-31560	10.37	8/6/2021	
10.37+	Seagate Technology Holdings plc Executive Bonus Plan	10-Q	001-31560	10.2	4/28/2022	
10.38+	Eighth Amended and Restated Seagate Technology Executive Severance and Change in Control Plan	10-Q	001-31560	10.3	4/28/2022	
10.39+	Seagate Technology Holdings plc 2022 Equity Incentive Plan	S-8	001-31560	10.1	10/20/2021	

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.40+	Seagate Technology Holdings public limited company 2022 Equity Incentive Plan Restricted Share Unit Agreement (Outside Directors)	S-8	001-31560	10.2	10/20/2021	
10.41+	Seagate Technology Holdings public limited company 2022 Equity Incentive Plan Option Agreement	S-8	001-31560	10.5	10/20/2021	
10.42+	Seagate Technology Holdings public limited company 2022 Equity Incentive Plan Executive Performance Share Unit Agreement	S-8	001-31560	10.4	10/20/2021	
10.43+	Amended Seagate Technology Holdings public limited company 2022 Equity Incentive Plan Restricted Share Unit Agreement	10-K	001-31560	10.45	08/05/2022	
10.44+	Revised form of Seagate Technology Holdings public limited company 2022 Equity Incentive Plan Option Agreement	10-Q	001-31560	10.1	10/27/2022	
10.45+	Revised form of Seagate Technology Holdings public limited company 2022 Equity Incentive Plan Restricted Share Unit Agreement	10-Q	001-31560	10.2	10/27/2022	
10.46+	Revised form of Seagate Technology Holdings public limited company 2022 Equity Incentive Plan Executive Performance Share Unit Agreement	10-Q	001-31560	10.3	10/27/2022	
10.47	Sixth Amendment, dated as of August 18, 2022 to the Credit Agreement as of February 20, 2019	10-Q	001-31560	10.4	10/27/2022	
10.48	Seventh Amendment, dated as of November 8, 2022 to the Credit Agreement as of February 2019	10-Q	001-31560	10.4	01/25/2023	
10.49	Settlement Agreement, dated as of April 18, 2023	8-K	001-31560	10.1	04/26/2023	
10.50	Purchase Agreement, dated as of May 24, 2023, by and among Seagate HDD Cayman, Seagate Technology Holdings plc, Seagate Technology Unlimited Company and Morgan Stanley & Co. LLC, as representative of the initial purchasers named therein	8-K	001-31560	10.1	05/25/2023	
10.51	Eighth Amendment, dated as of May 22, 2023 to the Credit Agreement as of February 2019					X
10.52	Ninth Amendment, dated as of June 26, 2023 to the Credit Agreement as of February 2019					X
21.1	List of Subsidiaries					X
23.1	Consent of Independent Registered Public Accounting Firm					X

		Incorporated by Reference				
Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
24.1	Power of Attorney (see signature page to this annual report)					X
31.1	Certification of the Chief Executive Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of the Chief Financial Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1†	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
101.INS	Inline XBRL Instance Document.					
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					
104	Inline XBRL Cover Page contained in Exhibit 101					

_____

+   Management contract or compensatory plan or arrangement.

†   The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Seagate Technology Holdings plc under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEAGATE TECHNOLOGY HOLDINGS PUBLIC LIMITED COMPANY

/s/ DR. WILLIAM D. MOSLEY

Date: August 4, 2023

(Dr. William D. Mosley, Chief Executive Officer and Director)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dr. William D. Mosley, Gianluca Romano, and Katherine E. Schuelke, and each of them, as his/her true and lawful attorneys-in-fact and agents, with power to act with or without the others and with full power of substitution and resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents and each of them may deem necessary or desirable to enable the registrant to comply with the U.S. Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the U.S. Securities and Exchange Commission thereunder in connection with the registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2023 (the "Annual Report"), including specifically, but without limiting the generality of the foregoing, power and authority to sign the name of the registrant and the name of the undersigned, individually and in his/her capacity as a director or officer of the registrant, to the Annual Report as filed with the U.S. Securities and Exchange Commission, to any and all amendments thereto, and to any and all instruments or documents filed as part thereof or in connection therewith; and each of the undersigned hereby ratifies and confirms all that said attorneys and agents and each of them shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DR. WILLIAM D. MOSLEY (Dr. William D. Mosley)	Chief Executive Officer and Director (Principal Executive Officer)	August 4, 2023
/s/ GIANLUCA ROMANO (Gianluca Romano)	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 4, 2023
/s/ MICHAEL R. CANNON (Michael R. Cannon)	Chairperson of the Board	August 4, 2023
/s/ SHANKAR ARUMUGAVELU (Shankar Arumugavelu)	Director	August 4, 2023
/s/ PRAT BHATT (Prat Bhatt)	Director	August 4, 2023
/s/ ROBERT A. BRUGGEWORTH (Robert A. Bruggeworth)	Director	August 4, 2023
/s/ JUDY BRUNER (Judy Bruner)	Director	August 4, 2023
/s/ RICHARD L. CLEMMER (Richard L. Clemmer)	Director	August 4, 2023
/s/ YOLANDA L. CONYERS (Yolanda L. Conyers)	Director	August 4, 2023
/s/ JAY L. GELDMACHER (Jay L. Geldmacher)	Director	August 4, 2023
/s/ DYLAN HAGGART (Dylan Haggart)	Director	August 4, 2023
/s/ STEPHANIE TILENIUS (Stephanie Tilenius)	Director	August 4, 2023
/s/ EDWARD J. ZANDER (Edward J. Zander)	Director	August 4, 2023